FILED PURSUANT TO RULE 424(b)4
REGISTRATION STATEMENT FILE NO. 333-30246

Prospectus
May 5, 2000

7,000,000 Shares

[GENOMIC SOLUTIONS LOGO]

Callable Common Stock

This is the initial public offering of shares of our callable common stock. No public market currently exists for our callable common stock. The public offering price is $8.00 per share.

For a period of two years commencing on October 23, 2000, and ending on October 21, 2002, we may require all of our shareholders, other than PerkinElmer, Inc., to sell their shares of callable common stock back to us.

Our callable common stock has been approved for listing on the Nasdaq National Market under the symbol “GNSL.”

Before buying any shares of our callable common stock you should read the discussion of material risks of investing in our callable common stock in “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public	Underwriting	Proceeds to
	offering	discounts and	Genomic Solutions
	price	commissions	before expenses

Per Share	$8.00	$0.56	$7.44

Total	$56,000,000	$3,920,000	$52,080,000

The underwriters may also purchase up to 1,050,000 shares of callable common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. This option may be exercised only to cover over-allotments, if any. If the option is exercised in full, the total underwriting discounts and commissions will be $4,508,000, and the total proceeds, before expenses, to us will be $59,892,000.

The underwriters are offering the callable common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about May 10, 2000.

UBS Warburg LLC

Lehman Brothers

Dain Rauscher Wessels

[GENOMIC SOLUTIONS LOGO]

FUELING INNOVATION. DRIVING DISCOVERY. ™

Our mission is to provide life science
researchers in pharmaceutical and
biotechnology companies, universities
and other research institutions with gene and
protein research instruments, software,
consumables and services.

Protein
Research

                 Gene
               Research

...a global supplier of gene and protein analysis systems.

HUMAN CELL
[diagram of human cell]

GeneTac (TM)
Biochip
System
(for gene analysis)

Data Management

Biochip Printing
[Picture of Flexys (R) Robotic Workstation with Autoleader]

Biochip
[Picture of Biochip]

Processing
[Picture of GeneTAC (TM) Hybridization Station and GeneTAC (TM) Hybridization Reagents]

Imaging
[Picture of GeneTAC (TM) Biochip Analyzer]

Analysis
[Picture of GeneTAC (TM) Integrator Software Output]

Reformatting
[Picture of Flexys(R) Robot]

OUTPUT
[Picture of Biochip]

Analysis Software
[Picture of GeneTAC (TM) Integrator Software Output]

SOLUTION

Rapid and cost-effective analysis of genes and proteins.

Investigator (TM)
Proteomic
System
(for protein analysis)

PROTEIN
[Diagram of Protein]

Data Management

Separation
[Picture of Investigator (TM) 2-D Gel Electrophoresis System]

Processing
[Investigator (TM) Gel Processor]

Imaging
[Investigator (TM) Image Acquisition System]

Analysis
[Picture of Investigator (TM) Proteomic Software Output]

Extraction
[Picture of Investigator (TM) ProPic (TM)]

Processing
[Picture of ProGest (TM) Digestion Station]

Preparation
[Picture of ProMS MALDI Preparation Station]

Analysis
[Picture of Investigator (TM) MALDI-TOF(2) Mass Spectrometer]

OUTPUT
[Picture of Investigator (TM) HT Proteomic Software]

[LOGO]
GENOMIC
SOLUTIONS
Fueling Innovation.
Driving Discovery. (TM)

Prospectus summary
The offering
Summary consolidated financial and operating data
Risk factors
Forward-looking information
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected consolidated financial data
Management’s discussion and analysis of financial condition and results of operations
Business
Management
Relationship with PerkinElmer
Related Party Transactions
Principal stockholders
Description of securities
Shares eligible for future sale
Underwriting
Legal matters
Experts
Where you can find more information
Index to Consolidated Financial Statements
Report of Independent Public Accountants
Notes to consolidated financial statements (Information for the three months ended March 31, 1999 and 2000 is unaudited)

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. We are offering to sell, and seeking offers to buy, shares of our callable common stock only in jurisdictions where these offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our callable common stock.

We incorporated as B.I. Systems Corporation in Delaware in July 1994 and merged into Genomic Solutions Inc., a Delaware corporation, in December 1997.

Unless otherwise indicated, all statistical data regarding Genomic Solutions in this prospectus is as of December 31, 1999. This prospectus contains statistical data regarding the genomic and proteomic markets and the status of genomic and proteomic research efforts which we obtained from industry sources, including Chi Research Associates, Frontline Strategic Management Consulting, Inc., Frost and Sullivan, Pharmaceutical Research and Manufacturers of America and Strategic Directions International Inc. The authors of these industry publications generally indicate that they obtained their information from sources they believe to be reliable, but do not guarantee the accuracy or completeness of the information. We believe that the publications are reliable, but we have not independently verified their information.

We own trademark registrations for “Bio Image(R)” and “Flexys(R)”. We have applied for registration of the trademarks “GeneTAC™”, “Investigator™”, and “Genomic Solutions™”. We also use the common law trademarks Duracryl™, ProGest™, ProEditor™, ProPic™, SmartPic™, pHlash™, pHaser™, GelPrint™ and Protein Warehouse™. All other trademarks and service marks appearing in this prospectus are trademarks or service marks of others.

Until May 30, 2000 (25 days after the date of this prospectus), all dealers selling shares of our callable common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus summary	1

The offering	3

Summary consolidated financial and operating data	4

Risk factors	5

Forward-looking information	15

Use of proceeds	16

Dividend policy	16

Capitalization	17

Dilution	19

Selected consolidated financial data	21

Management’s discussion and analysis of financial condition and results of operations	23

Business	35

Management	51

Relationship with PerkinElmer	64

Related party transactions	65

Principal stockholders	69

Description of securities	71

Shares eligible for future sale	79

Underwriting	81

Legal matters	84

Experts	84

Where you can find more information	85

Index to consolidated financial statements	F-1

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our callable common stock discussed under “Risk factors.” Our principal executive offices are located at 4355 Varsity Drive, Suite E, Ann Arbor, MI 48108. Our telephone number is (734) 975-4800. Our Website is www.genomicsolutions.com. The information found on our Website is not a part of this prospectus.

OUR BUSINESS

We design, develop, manufacture, market and sell instruments, software, consumables and services used to determine the activity level of genes and to isolate, identify and characterize proteins. Unlike many other gene and protein research instrumentation companies, we offer products and systems with demonstrated market acceptance. Our products and systems enable researchers to perform complex, high volume experiments at a lower cost and in less time than traditional techniques. As a result, our products and systems facilitate more rapid and less expensive drug discovery.

Since 1997, we have sold our systems and instrumentation to more than 100 pharmaceutical and biotechnology companies, government agencies, universities and private research institutions, including Parke-Davis, Merck, diaDexus, Biogen, RIKEN Genome Science Center (Japan) and Ludwig Institute for Cancer Research. We currently maintain facilities and employ direct sales forces in the United States, the United Kingdom and Japan. We intend to expand our customer base in other markets through our recent marketing, sales and distribution alliance with PerkinElmer, a leading provider of analytical instrumentation and high volume processing tools for drug discovery with distribution capabilities in over 100 countries.

OUR MARKET OPPORTUNITY

Pharmaceutical and biotechnology companies have realized the potential of genomics and proteomics to improve the productivity of the drug discovery process. Genomics is the large scale study of genes and proteomics is the large scale study of proteins. Genomic researchers use biochips to conduct gene expression analysis, the process of determining how gene function varies under different conditions and in response to different stimuli. Biochips consist of thousands of genes printed on glass slides. Genes contain DNA, the information necessary to create proteins. Proteins are the molecules that carry out a cell’s biological functions. Humans may produce one million or more distinct proteins. Most diseases, including diabetes and Alzheimer’s, result from abnormalities in the presence, expression or performance of proteins within cells. Consequently, pharmaceutical and biotechnology companies are acquiring biochip and proteomic technologies to decipher the role genes and proteins play in disease processes, which can facilitate more efficient drug discovery and development.

We believe that most currently available biochip and proteomic technologies suffer from the following limitations:

-	poor quality results due to lack of integration;

-	low productivity due to lack of automation;

-	limited flexibility, preventing researchers from tailoring experiments; and

-	high fees for licensing or gaining access to technology.

OUR SOLUTION

We provide biochip and proteomic systems to capitalize on the rapidly growing drug discovery industry. We believe that our systems offer the following advantages over other available products:

-	High Quality Results. Our integrated and automated systems reduce data variability associated with manual and incompatible instruments produced by multiple vendors. By providing walk-away, high volume processing capabilities, our systems reduce the risk of human error and sample contamination.

-	Increased Productivity. Our systems use advanced robotics and sophisticated software to automate both gene expression and protein analysis. Our automated systems allow users to complete large scale, statistically meaningful experiments in significantly less time than with manual processes and stand-alone instruments.

-	Enhanced Flexibility. Our systems allow customers to design their experiments to meet their research objectives. We enable researchers to rapidly and independently design, produce and analyze custom biochips incorporating previous experimental results. Our automated proteomic systems allow researchers to work with a broader range of proteins than is practical with manual methods.

-	Lower Cost. Each of our automated systems is designed to produce results in less time and at lower costs than alternative approaches. We do not charge royalties, access fees or license fees for the use of our systems.

OUR STRATEGY

We intend to strengthen our global position in the biochip and proteomic markets. Key elements of our strategy include:

-	Expanding our sales efforts to capitalize on the rapidly growing markets for our products;

-	Enhancing our product offering through internal development and acquisitions;

-	Promoting consumables and services that optimize performance of our systems while generating a steady stream of high margin, recurring revenue; and

-	Using our expertise in biochip and proteomic technologies to combine and correlate data obtained through genomic and proteomic research to understand better the biochemical pathways involved in producing, regulating and modifying genes and proteins.

The offering

The following information assumes that the underwriters do not exercise the over-allotment option granted by us to purchase additional shares in the offering:

Callable common stock offered by us	7,000,000 shares

Callable common stock to be outstanding after the offering	22,718,888 shares

Common stock to be outstanding after the offering	1,269,841 shares

Proposed Nasdaq National Market symbol	GNSL

Use of proceeds	General corporate purposes and possible future acquisitions

For a period of two years commencing on October 23, 2000, and ending on October 21, 2002, we may require all holders of our callable common stock to sell their shares back to us. We must exercise this right at PerkinElmer’s direction. The price for repurchase of our callable common stock generally will be 20% over the market price. PerkinElmer also has a right to match any third party offer for our callable common stock or our business that our board of directors is prepared to accept.

Summary consolidated financial and operating data

See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing per share data below.

				Three Months
				ended
Consolidated statement of operations data	Years ended December 31,			March 31,
(In thousands, except per share data)	1997	1998	1999	1999	2000

				(unaudited)

Revenue	$2,164	$5,507	$12,092	$2,436	$3,995

Cost of revenue	1,063	3,266	6,990	1,263	2,004

Gross profit	1,101	2,241	5,102	1,173	1,991

Operating expenses:

Selling, general and administrative	2,198	6,372	8,652	1,883	2,620

Research and development	942	3,354	4,830	1,160	1,125

Acquisition related and other unusual charges	1,578	340	438	—	—

Total operating expenses	4,718	10,066	13,920	3,043	3,745

Loss from operations	(3,617)	(7,825)	(8,818)	(1,870)	(1,754)

Other income (expense):

Interest expense	(184)	(123)	(2,476)	(87)	(1,661)

Interest income	—	237	111	24	96

Gain on sale of investment	—	—	—	—	407

Other income (expense), net	(77)	(75)	41	(90)	68

Total other income (expense)	(261)	39	(2,324)	(153)	(1,090)

Loss before taxes and extraordinary items	(3,878)	(7,786)	(11,142)	(2,023)	(2,844)

Benefit from income taxes	642	—	—	—	—

Loss before extraordinary items	(3,236)	(7,786)	(11,142)	(2,023)	(2,844)

Extraordinary items	1,245	—	—	—	(1,050)

Net loss	(1,991)	(7,786)	(11,142)	(2,023)	(3,894)

Non-cash common stock warrant charge	—	—	(3,861)	—	(2,297)

Deemed dividend upon issuance of Series P preferred stock	—	—	—	—	(8,000)

Net loss attributable to common stockholders	$(1,991)	$(7,786)	$(15,003)	$(2,023)	$(14,191)

Net income (loss) per share, basic and diluted:

Loss per share before extraordinary items	$(6.93)	$(2.71)	$(3.75)	$(0.69)	$(0.83)

Income (loss) per share from extraordinary items	2.67	—	—	—	(0.31)

Loss per share from non-cash common stock warrant charge	—	—	(1.30)	—	(0.67)

Loss per share from deemed dividend	—	—	—	—	(2.33)

Net loss per share attributable to common stockholders	$(4.27)	$(2.71)	$(5.04)	$(0.69)	$(4.14)

Weighted average common shares	467	2,876	2,974	2,926	3,429

Pro forma net loss per share, basic and diluted (unaudited) (1)			$(1.06)		$(0.86)

Shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)			14,206		16,424

Supplemental pro forma net loss attributable to common stockholders (unaudited)(2)			$(12,827)		$(12,635)

Supplemental pro forma net loss per share, basic and diluted (unaudited)(2)			$(0.86)		$(0.71)

Shares used in computing supplemental pro forma net loss per share, basic and diluted (unaudited)(2)			14,850		17,715

(1)	For the year ended December 31, 1999, reflects conversion of Series B, C, D and M preferred stock into 10,533,942 shares of common stock and exercise of 1,553,500 common stock warrants, appropriately weighted from their dates of issuance in April 1999 and October 1999. For the three months ended March 31, 2000, reflects conversion of Series B, C, D, M and P preferred stock into 11,803,783 shares of common stock (Series P preferred stock has been appropriately weighted from the date of issuance of January 26, 2000) and exercise of 1,553,500 common stock warrants.
(2)	Reflects the pro forma net loss and net loss per share that would have resulted if a portion of the proceeds from this offering had been used to repay the subordinated debt on the dates it was issued based on the initial public offering price of $8 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. In computing the supplemental amounts, pro forma amounts described in (1) above were adjusted to exclude interest and discount amortization on debt of approximately $2,176,000 for the year ended December 31, 1999, and $1,556,000 for the three months ended March 31, 2000. The weighted average number of shares outstanding were correspondingly increased to reflect the additional shares that would have been issued to repay the debt.

In the “pro forma” column below, we have adjusted the actual balance sheet data to give effect to: (1) the automatic exercise of 1,553,500 warrants into shares of callable common stock, (2) the cancellation of 1,071,500 of the 2,625,000 warrants issued in connection with the business loan agreements in April and October 1999, so long as this offering is completed on or before April 23, 2001 and (3) $10,000,000 of additional borrowings under our amended line-of-credit agreement. In the “pro forma as adjusted” column below, we have adjusted the pro forma balance sheet data to give effect to receipt of the net proceeds from the sale in this offering of 7,000,000 shares of callable common stock based on the initial public offering price of $8.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	As of March 31, 2000
Consolidated balance sheet data	(unaudited)		Pro Forma
(In thousands)	Actual	Pro Forma	As Adjusted

Cash and repurchase agreements	$26,792	$36,792	$87,672

Working capital	8,254	18,254	69,134

Total assets	40,470	50,470	101,350

Total debt	33,296	43,296	43,296

Common stock warrants	9,738	—	—

Total stockholders’ equity (deficit)	(8,026)	1,712	52,592

Risk factors

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our callable common stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of losses and anticipate future losses and negative cash flow, and we may never become profitable.

We incurred net losses of $2.0 million for the fiscal year ended December 31, 1997, $7.8 million for the fiscal year ended December 31, 1998, $11.1 million for the fiscal year ended December 31, 1999, and $3.9 million for the three months ended March 31, 2000. As of December 31, 1999, we had an accumulated deficit of $9.4 million. We expect to continue to experience significant operating losses as we increase our expenses in order to continue our research and development efforts, further develop our manufacturing capabilities and expand our marketing and sales force. As a result, we need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, we may not sustain this growth and we may never become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis.

We may need additional capital to support our operations, which may be unavailable or costly.

Based on our current plans, we believe that our existing cash, cash equivalents and short-term investments, together with the net proceeds of this offering, will be sufficient to fund our operating expenses, debt obligations and capital requirements, on both a short-term and long-term, greater than 12 months, basis. However, we may need to raise additional capital to fund our research and development programs, to scale up manufacturing activities, to expand our sales and marketing capabilities and to fund unforeseen expenses. Future collaborations may require us to commit substantial capital. Many factors, some of which are beyond our control, will determine when and how much funds we will need, and we may need funds sooner than currently anticipated. Even if we have sufficient funds for our operating plans, we may choose to raise additional capital due to market conditions or strategic considerations.

Our systems and products may fail to maintain or achieve sufficient market acceptance, which would impair our ability to generate sales revenue.

The commercial success of our systems and products depends upon continued and expanding market acceptance of our biochip and proteomic systems and products by pharmaceutical and biotechnology companies, academic research centers and government-funded research laboratories. Market acceptance depends on many factors, including researchers’ belief that our systems are an attractive alternative to current technologies for the acquisition, analysis and management of genomic and proteomic information. These potential customers may be reluctant to accept newer technologies which may require learning new techniques and procedures and abandoning or modifying current methodologies with which they are comfortable and familiar.

Risk factors

The relatively high price of our systems may deter potential customers from buying our systems.

Our GeneTAC™ Biochip System is typically sold for $225,000 and our Investigator™ Proteomic System is typically sold for $300,000. The costs of our products and systems may deter potential customers from buying our products. We may be required by competitive forces or for other reasons to discount the price of our systems or products to generate sales. Furthermore, our failure to place sufficient quantities of our systems will have a material adverse effect on our ability to sell consumables. Market acceptance of our systems and products and potential products could be adversely affected by limited funding available for capital acquisitions by our customers, as well as internal obstacles to customer approvals for purchases of our products. Because of these and other factors, we may not be able to maintain or achieve sufficient market acceptance to become profitable.

Our products will require additional development to remain competitive, which we may be unable to achieve in a timely and cost effective manner.

While we have sold our products and services commercially, our currently available biochip and proteomic systems may require design and functional modifications as scientific procedures and methods change. As scientific knowledge advances, we anticipate a need for new instrumentation, software and consumable products. Any future products will require significant development, investment and testing. We may need to undertake costly and time-consuming efforts to achieve these objectives. We cannot assure you that we will successfully design, develop, manufacture, market or sell any future products in a timely and cost-effective manner, if at all, or that we will be able to sustain or increase sales revenue from our current systems and products.

Concentration of customers may limit our market and our ability to achieve sales growth.

We expect that our customers will be concentrated in a limited number of pharmaceutical and biotechnology companies, academic research centers and government-funded research laboratories that can afford our systems. Forty-five percent of our current revenue is from sales to pharmaceutical and biotechnology companies. As a result, our financial performance may depend on large orders from a limited number of customers, and the loss of, or reduction in, purchase orders from our customers will impair our sales. If consolidation trends in the pharmaceutical and biotechnology industries continue, the number of our current and potential customers could decrease. If this occurs, our large customers may seek reductions in the prices of our products and services based on volume purchases.

If we fail to achieve and maintain the high manufacturing standards that our products require, or if we are unable to develop additional manufacturing capacity, our commercial opportunity will be reduced or eliminated.

Our biochip and proteomic systems and related products require careful calibration and precise, high-quality manufacturing. If we fail to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, design defects or component failures, we could experience product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that will impair our sales. Despite our high manufacturing standards, we cannot completely eliminate the risk of errors, defects or failures. If we are unable to manufacture the components of our GeneTAC™ Biochip System or Investigator™ Proteomic System on a timely basis at acceptable quality and cost and in commercial quantities, or if we experience unanticipated technological problems or delays in production, our commercial opportunity will be reduced or eliminated.

Risk factors

The sales cycle for our systems is lengthy and we may spend significant time on sales opportunities with no assurance of success.

The sales cycle for our systems is typically between three and six months. We often must make sales presentations to various departments within a single customer, including research and development personnel and key management. In addition, we may be required to negotiate agreements containing terms unique to each customer. We may expend substantial funds and management effort with no assurance that we will successfully sell our systems, products or services to the customer.

We depend on third-party suppliers, and any failure to obtain product components from these suppliers in a timely manner will interfere with our ability to produce our products.

The lasers, filters and optics used in our GeneTAC™ Biochip Analyzers and the fluid transport mechanism used in our GeneTAC™ Hybridization Station are supplied by a limited group of suppliers. These products accounted for approximately 22% of our 1999 revenue. If we are unable to obtain these parts from our suppliers, we may be unable to secure an alternative supplier within a reasonable time period, or on commercially reasonable terms, if at all. Our reliance on outside vendors generally, and a sole or a limited group of suppliers in particular, could also result in reduced control over quality, pricing and time of receipt of materials and components.

Any reduction, delay or termination of government research funding could reduce, or cause timing fluctuations in, our sales.

In 1999, approximately 55% of our sales were made to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies like the US National Institutes of Health and similar domestic and international agencies. Although the level of research funding has increased during the past several years, these increases may not continue or research funding may be reduced. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Also, government proposals aiming to reduce or eliminate budget deficits have sometimes included reduced allocations or delays or terminations of funding to the National Institutes of Health and other government agencies that fund research and development activities. A reduction in government funding for the National Institutes of Health or other government research agencies could result in lower sales or cause fluctuations in our sales and operating results.

If we fail to expand our international presence or our distribution arrangement with PerkinElmer is unsuccessful, we may lose potential revenues.

We have an agreement with PerkinElmer for the exclusive marketing, distribution and servicing of our products outside the United States, Japan and the United Kingdom through January 1, 2002. In 1999, markets outside the United States, Japan and the United Kingdom represented 16% of our total sales. If PerkinElmer does not perform as well as the distributors that it displaced or otherwise fails to implement a successful marketing plan, we may incur increased costs and personnel requirements.

Risk factors

The risks associated with maintaining international operations and could adversely affect our ability to increase or sustain international sales.

The sale of our products internationally involves a number of risks not typically present in domestic sales, including:

-	difficulties in staffing and managing foreign operations;

-	costs and risks of deploying systems in foreign countries;

-	changes in regulatory requirements;

-	licenses, tariffs and other trade barriers;

-	limited protection of intellectual property rights;

-	the burden of complying with a wide variety of complex foreign laws and treaties;

-	potentially adverse tax consequences; and

-	political and economic instability.

Our international operations also will be subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high-technology products. Tariffs or restrictions upon the importation or exportation of our products may be implemented by the United States or other countries which will adversely affect our ability to sustain or increase our international sales.

We are subject to foreign currency fluctuations which may affect our operating results.

A significant portion of our business historically has been conducted in currencies other than the U.S. dollar, which is our reporting currency. Our agreement with PerkinElmer requires payment in U.S. currency. As a result, only our business in the United Kingdom and Japan will continue to be conducted in foreign currencies. The United Kingdom and Japan represented 28% of our total sales in 1999 and may continue to represent a large portion of our total sales. Currency fluctuations among the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses in the period incurred. For example, our foreign currency transaction loss in 1998 was $11,034 and our foreign currency transaction gain in 1999 was $112,952. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the variability of currency exposures and the potential volatility of currency exchange rates. We may choose to engage in foreign exchange hedging transactions to manage our foreign currency exposure, but our strategies may not adequately protect our operating results from the effects of exchange rate fluctuations and may expose our business to additional risk and loss.

Our failure to attract and retain skilled scientists, technicians and other key personnel could affect our ability to develop and manufacture our products and provide our services.

As of December 31, 1999 we employed 108 people. Our ability to adequately service our customers depends, in large part, on our ability to hire and retain scientists and technicians with the skills necessary to keep pace with continuing changes in genomic and proteomic research. We believe that there is a shortage of, and significant competition for, scientists and technicians with the skills and experience in biochemistry,

Risk factors

chemistry and engineering necessary to perform the services we require. We compete with the research departments of pharmaceutical companies, biotechnology companies, contract research companies and research and academic institutions for new personnel. We cannot assure you that we will be successful in attracting, retaining or motivating our scientific and technical personnel. Moreover, the hiring of additional personnel in product development, manufacturing and sales and marketing will increase burdens on our management, operational and financial resources. We generally do not enter into employment agreements requiring these employees to continue in our employment for any period of time. Any failure on our part to hire, train and retain sufficient qualified personnel would seriously damage our business.

We face risks associated with acquisitions that will harm our business if we do not adequately address them.

We have acquired complementary technologies, product lines and personnel from several companies. This growth has placed, and may continue to place, a significant strain on our management and operation. Our ability to manage our growth effectively will depend on our ability to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our workforce.

We expect to continue from time to time to review potential acquisition candidates in the ordinary course of our business. Acquisition candidates may not be available on terms and conditions acceptable to us. These potential acquisitions will involve numerous risks, including:

-	difficulties and expenses incurred in connection with the completion of these acquisitions;

-	the subsequent assimilation of the operations, personnel and services or products of the acquired companies;

-	the loss of momentum in research and product development activities;

-	the difficulty of operating new businesses;

-	the diversion of management’s attention from other business concerns; and

-	the potential loss of key employees of the acquired company.

Acquisitions of foreign companies may also involve the additional risks of assimilating differences in business practices and overcoming language and cultural barriers.

RISKS RELATED TO OUR INDUSTRY

We and our customers are subject to significant technological uncertainty which could result in reduced acceptance and demand for our products.

Our products, and the research for which they are predominately used, involve several new and complex technologies. The instrumentation and software that comprise our systems have only recently been used in commercial applications. Scientists and technicians using our products require new technical skills and training and may experience difficulties with our products. As our products continue to be used, it is possible that previously unrecognized defects will emerge. Further, in order for us to address new applications for our products, we may have to add features and design new software. If we are unable to

Risk factors

validate or achieve the improvements in our products necessary for their continued successful commercialization, the demand for our products will suffer.

The outcomes of research based on technologies using our products are subject to the risks of failure inherent in the development of new technologies. These risks include the possibility that:

-	any products based on these technologies are ineffective, unreliable or unsafe, or otherwise fail;

-	producers will be unable to manufacture the products on a large scale or market the products economically;

-	proprietary rights of third parties will preclude the marketing of the products; and

-	third parties will market equivalent or superior products.

The failure of research and development activities using our products to result in commercially viable products could reduce the demand for our products.

We face intense competition which could result in reduced acceptance and demand for our products.

While we are a leading provider of biochip and proteomic systems, the gene expression and proteomic research markets are intensely competitive, highly fragmented and rapidly changing. We compete with many companies in the United States and abroad that are engaged in the development and production of products that analyze genomic and proteomic information.

Currently, our principal competition comes from established companies and organizations providing products that use existing technologies which perform many of the same functions for which we market our systems. These products include a variety of established assays and tests, including gel-based technologies. Future competition in the genomic and proteomic research fields will likely come from existing competitors as well as other companies seeking to develop new technologies for analyzing genomic and proteomic information. In addition, pharmaceutical and biotechnology companies have significant needs for genomic and proteomic information and may choose to develop or acquire competing technologies to meet these needs. If we are unable to compete effectively, there will be reduced acceptance of and demand for our products.

Many of our competitors have greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, our competitors may have greater name recognition and more extensive customer bases than we do, and they may offer discounts as a competitive tactic. In addition, several development-stage companies are currently producing or developing products that compete with or will compete with our products. Our competitors may develop or market technologies or products that are more effective or commercially attractive than our current or future products, or that may render our technologies and products obsolete.

We may be involved in lawsuits to protect or enforce our patents, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market.

Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. Our issued and future patents may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or

Risk factors

unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products similar to ours that do not conflict with our patents. They may have filed applications or obtained patents or proprietary rights competitive with or similar to ours. In order to protect or enforce our patent rights, we may initiate patent litigation which would be expensive, take significant time and divert management’s attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

The rights we rely upon to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology, reducing our ability to compete in the market.

We rely on trade secret protection for some of our confidential and proprietary information for which we have not sought patent protection. We believe that we have developed proprietary technology and processes relating to numerous aspects of our biochip and proteomic systems. We have taken measures to protect our proprietary technologies and processes and continue to explore ways to enhance these protections. We require our employees, consultants and advisors to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. Further, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets.

Our success depends on our ability to operate without infringing or misappropriating the proprietary rights of others.

We cannot be certain that U.S. or foreign patents or patent applications of other companies do not exist or will not issue that would materially and adversely affect our ability to commercialize our products. We may be sued for infringing or misappropriating the patent or other intellectual property rights of others. Intellectual property litigation is costly, even if we prevail. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license requiring royalty payments. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent which we infringe, we may be unable to sell some of our products.

Ethical concerns surrounding the use of genomic information and misunderstanding of the nature of our business could frustrate our ability to develop and sell our existing products and new products.

Genetic screening of humans is used to determine individual predisposition to medical conditions. Genetic screening has raised ethical issues regarding the confidentiality and appropriate uses of the resulting information. Government authorities may regulate or prohibit the use of genetic screening to determine genetic predispositions to medical conditions. Additionally, the public may disfavor and reject the use of genetic screening.

Risk factors

Genomic and proteomic research is used to determine the role of genes and proteins in living organisms. Our products are designed and used for genomic and proteomic research and drug discovery and cannot be used for genetic screening without significant modification. However, it is possible that government authorities and the public may fail to distinguish between the genetic screening of humans and genomic and proteomic research. If this occurs, our products and the processes for which our products are used may be subjected to government regulations intended to affect genetic screening. Further, if the public fails to distinguish between the two fields, it may pressure our customers to discontinue the research and development initiatives for which our products are used.

We may not have adequate insurance, and if we are subject to product liability claims, we may experience reduced demand for our products or be required to pay damages that exceed our insurance limitations.

Product liability claims asserted against us, regardless of their merit or potential outcome, may adversely effect our reputation, result in reduced demand for our products and make it more difficult for us to expand our business. Also, we cannot assure you that our current insurance policies will adequately protect us or that we can or will maintain our insurance policies on commercially acceptable terms, or at all.

RISKS RELATED TO THIS OFFERING

Call features for publicly traded stock are unusual, and the call feature of our stock may affect market price and liquidity.

As contemplated in our investment agreement with PerkinElmer, for a period of two years commencing on October 23, 2000 and ending on October 21, 2002, PerkinElmer has the right to cause us to require the holders of our callable common stock to sell their shares to us. This call right is set forth in our certificate of incorporation, as amended, and the related governance agreement and is described in the “Description of Securities.” Rights to cause publicly traded shares to be redeemed are not typical, and there is insufficient precedent for us to predict all of the implications of PerkinElmer’s right to cause us to repurchase our callable common stock. It is possible that PerkinElmer’s right will adversely affect the market price and the liquidity of our callable common stock.

The expiration of the call feature of our callable common stock may cause the market price to decline.

The repurchase right with respect to our callable common stock requires payment of a premium over the market price if the call is exercised. We cannot predict how the market price and liquidity of our callable common stock will be affected when PerkinElmer’s option expires. For instance, PerkinElmer’s failure to exercise its right could cause the market price for our callable common stock to decrease substantially.

The callable feature of our stock may harm your ability to engage in tax and financial planning.

We may require you to sell your shares of callable common stock to us, regardless of whether you want to or if it is convenient for you. This requirement will remain in place until PerkinElmer’s call right expires. Because of market movements and depending on the price that you paid for your shares, it is possible that the repurchase price at any given time will be less than what you paid for your shares. The call feature of our callable stock may make it difficult for you to engage in financial or tax planning because you will be unable to retain your shares if the call is exercised.

Risk factors

There may not be an active, liquid trading market for our callable common stock which may affect your ability to quickly sell your shares.

An active trading market for our callable common stock may not develop following this offering. If there is not an active trading market, due to PerkinElmer’s call option or for any other reason, you may not be able to sell your shares quickly or at market price if trading in our stock is not active. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Market volatility may adversely affect the market price of our callable common stock.

The trading price of our callable common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

-	actual or anticipated variations in quarterly operating results;

-	announcements of technological innovations by us or our competitors;

-	new products or services introduced or announced by us or our competitors;

-	changes in financial estimates by securities analysts;

-	conditions or trends in the biotechnology, pharmaceutical and genomic and proteomic industries;

-	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

-	additions or departures of key personnel;

-	sales of our callable common stock or other securities; and

-	the market’s perception of the purchase option for our callable common stock.

In addition, the stock market in general, and the Nasdaq National Market and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. The Nasdaq Biotech Index, a capitalization-weighted index designed to measure the performance of all Nasdaq stocks in the biotechnology sector, shows a price volatility of 83.381% for the 30 days ended March 29, 2000, 51.748% for the 180 days ended March 29, 2000 and 43.076% for the 360 days ended March 29, 2000. These broad market and industry factors may seriously harm the market price of our callable common stock, regardless of our operating performance. Declines in the value of our callable common stock could impair our ability to raise additional capital to fund the commercialization of our products. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. This litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Risk factors

Concentration of ownership of our callable common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and beneficial owners of 5% or more of our callable common stock and their affiliates will, in the aggregate, beneficially own approximately 47% of our outstanding callable common stock. As a result, these persons, acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, will have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our callable common stock by:

-	delaying, deferring or preventing a change in control of our company;

-	impeding a merger, consolidation, takeover or other business combination involving our company; or

-	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

See “Principal stockholders” for additional information on concentration of ownership of our callable common stock.

16,976,944, or approximately 70.8%, of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our callable common stock to drop significantly, regardless of our business performance.

After this offering we will have outstanding 22,718,888 shares of callable common stock and 1,269,841 shares of common stock. This includes the 7,000,000 shares of callable common stock we are selling in this offering, all of which may be resold in the public market immediately, except for up to 350,000 shares purchased by participants in the reserved shares program that may be subject to agreements with the underwriters prohibiting the resale of these shares into the public market for a period of 180 days after the date of this prospectus. The remaining 15,718,888 shares of callable common stock and 1,269,841 shares of common stock become available for resale in the public market as shown in the chart below.

Number of shares/
% of total outstanding	Date of availability for resale into public market

11,785/0.05%	Immediately after the date of this prospectus

14,364,666/59.9%	180 days after the date of this prospectus, subject in some cases, to volume limitations under Rule 144

2,612,278/10.9%	At various times after 180 days from the date of this prospectus

As restrictions on resale end, the market price of our callable common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

For a more detailed description, see “Shares eligible for future sale.”

Risk factors

Anti-takeover provisions in our charter documents and under Delaware law, and PerkinElmer’s right to cause us to require the holders of our callable common stock to sell their shares to us, could make it difficult for a third party to acquire us.

The anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us without the approval of our board of directors.

Additionally, PerkinElmer has the right to require the holders of our callable common stock to sell their shares to us at a premium over market price or to match any third party offer that our board of directors is prepared to accept. PerkinElmer’s rights may discourage offers from third parties or may lower the price third parties may offer. Furthermore, our board has the authority to accept third party offers that may be less than the premium price PerkinElmer might otherwise be required to pay under our agreement, which PerkinElmer then has the right to match. As a result, we cannot assure you that the price you may receive upon the redemption of your shares will represent a favorable return on your investment.

As a result of these provisions in our charter documents and Delaware law and our agreement with PerkinElmer, we could delay, deter or prevent a takeover attempt or third party acquisition that our stockholders consider to be in their best interests, including a takeover attempt that results in a premium over the market price. See “Description of securities” for more information on these anti-takeover provisions.

Forward-looking information

This prospectus may contain forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “plan,” “will,” “may,” “intend” and “expect” and similar expressions identify forward-looking statements. Although we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by any forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. We are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that the net proceeds from the sale of the 7,000,000 shares of callable common stock that we are selling in this offering will be approximately $50.9 million, or approximately $58.7  million if the underwriter’s over-allotment option is exercised in full, based on an initial public offering price of $8.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our working capital, create a public market for our callable common stock, facilitate our future access to the public capital markets and increase our visibility in our marketplace. We will use the net proceeds of this offering for general corporate purposes, including hiring additional sales and customer support personnel, expansion of our facilities, continued development and manufacturing of existing products, research and development of additional products, patent prosecution expenses and working capital. We also may use a portion of the net proceeds for the acquisition of, or investment in, complementary companies, technologies or assets. However, we are not a party to any agreements or commitments and have no understandings with respect to any acquisitions. We cannot at this time assign any particular amount to specific use. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our research and development, acquisition and marketing activities, the need to hire new employees and the amount of cash generated or used by our operations.

The amounts and timing of our actual expenditures depend on several factors, including future sales growth, the progress of our product development efforts our success in pursuing acquisitions, if any, and the amount of cash generated or used by our operations.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

Capitalization

The following table shows our capitalization as of March 31, 2000:

-	On an actual basis; and

-	On a pro forma basis to give effect to:

—	the automatic conversion of 6,901,219 shares of preferred stock into 10,533,942 shares of our callable common stock upon the completion of this offering and listing of our shares on the Nasdaq National Market System;

—	the automatic exercise of 1,553,500 warrants into shares of callable common stock upon the completion of this offering and listing of our shares on the Nasdaq National Market System;

—	the cancellation of 1,071,500 of the 2,625,000 warrants issued in connection with the business loan agreements in April and October 1999, so long as this offering is completed on or before April 23, 2001;

—	the automatic conversion of 1,269,841 shares of series P preferred stock into 1,269,841 shares of common stock upon the completion of this offering and listing of our shares on the Nasdaq National Market System; and

—	$10,000,000 of additional borrowings under our amended line-of-credit agreement.

-	On a pro forma as adjusted basis to give effect to:

—	the receipt of the estimated net proceeds from this sale of 7,000,000 shares of stock offered by this prospectus at an initial public offering price of $8.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

Capitalization

			Pro Forma
(In thousands and unaudited)	Actual	Pro Forma	As Adjusted

Lines of credit	$21,800	$31,800	$31,800

Current portion of long term debt	686	686	686

Long term debt, less current portion	1,004	1,004	1,004

Subordinated debt	9,806	9,806	9,806

Total debt	33,296	43,296	43,296

Common stock warrants	9,738	—	—

Other long term liabilities	98	98	98

Total long-term obligations	43,132	43,394	43,394

Convertible preferred stock, $0.001 par value; 15,000,000 actual, pro forma and pro forma as adjusted authorized, 8,171,060 actual, none pro forma and pro forma as adjusted issued and outstanding, respectively	8	—	—

Callable common stock, $0.001 par value; 40,000,000 actual, pro forma and pro forma as adjusted authorized, 3,631,446 actual, 16,988,729 pro forma and 23,988,729 pro forma as adjusted issued and outstanding, respectively(1)	4	17	24

Additional paid-in capital	32,478	42,211	93,084

Notes receivable	(124)	(124)	(124)

Deferred compensation related to stock options	(118)	(118)	(118)

Retained deficit	(40,301)	(40,301)	(40,301)

Accumulated other comprehensive income	27	27	27

Total stockholders’ equity (deficit)	(8,026)	1,712	52,592

Total capitalization	$35,106	$45,106	$95,986

(1)	Includes 1,269,841 shares of common stock issued and outstanding on a pro forma and pro forma as adjusted basis (no actual shares issued and outstanding) that are not callable.

The table above excludes:

-	1,426,505 shares of callable common stock issuable upon the exercise of options outstanding as of March 31, 2000 at a weighted average exercise price of $1.18 per share;

-	125,000 shares of callable common stock issuable upon the exercise of warrants outstanding as of March 31, 2000 at the exercise price of $6.00 per share; and

-	1,071,453 additional shares of callable common stock available for future grant as of March 31, 2000 under our 1994 and 1998 employee stock option plans and non-employee director and consultant stock option plan and an additional 1,000,000 shares of callable common stock made available for future grant under our employee stock purchase plan.

To the extent that these options or warrants are exercised, there will be further dilution to new investors. Please see “Management-Employee benefit plans” for further information regarding our stock option plans and stock purchase plan.

Dilution

Our historical net tangible book value as of March 31, 2000 was ($8.0) million, or ($2.21) per share, based on 3,631,446 common shares outstanding as of March 31, 2000.

Our pro forma net tangible book value as of March 31, 2000 was $1.7 million, or 10 cents per share, based on the pro forma number of shares outstanding as of March 31, 2000 of 16,988,729, calculated after giving effect to:

-	the automatic conversion of 6,901,219 shares of preferred stock into 10,533,942 shares of our callable common stock upon the completion of this offering;

-	the automatic exercise of 1,553,500 warrants into shares of callable common stock upon the completion of this offering and listing of our shares on the Nasdaq National Market System;

-	the cancellation of 1,071,500 of the 2,625,000 warrants issued in connection with the business loan agreements in April and October 1999, so long as this offering is completed on or before April 23, 2001; and

-	the automatic conversion of 1,269,841 shares of series P preferred stock into 1,269,841 shares of common stock upon the completion of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our callable common stock in this offering and the net tangible book value per share of our callable common stock immediately afterwards, after giving effect to:

-	the sale of 7,000,000 shares in this offering.

This represents an immediate increase in pro forma net tangible book value of $2.09 per share to existing stockholders and an immediate dilution in pro forma tangible book value of $5.81 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share		$8.00

Historical net tangible book value per share as of March 31, 2000	$(2.21)

Increase attributable to conversion of preferred stock and exercise of warrants subsequent to March 31, 2000	$2.31

Pro forma net tangible book value per share as of March 31, 2000	$0.10

Increase attributable to the offering	$2.09

Net tangible book value per share after the offering		$2.19

Dilution per share to new investors		$5.81

Dilution

The following table summarizes, on a pro forma basis as of March 31, 2000, after giving effect to this offering, the total number of shares of callable common stock purchased from us and the total consideration and the average price per share paid by existing stockholders and by new investors:

	Shares
	Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	16,988,729	70.8%	$27,707,871	33.1%	$1.63

New investors	7,000,000	29.2%	$56,000,000	66.9%	$8.00

Total	23,988,729		$83,707,871

Except as otherwise indicated, the tables and calculation above assume no exercise of outstanding options or warrants. At March 31, 2000, there were:

-	1,426,505 shares of callable common stock issuable upon the exercise of options outstanding as of March 31, 2000 at a weighted average exercise price of $1.18 per share;

-	125,000 shares of callable common stock issuable upon the exercise of warrants outstanding as of March 31, 2000 at the exercise price of $6.00 per share; and

-	1,071,453 additional shares of callable common stock available for future grant as of March 31, 2000 under our 1994 and 1998 employee stock option plans and non-employee consultant and director stock option plan and an additional 1,000,000 shares made available for future grant under our employee stock purchase plan.

To the extent that these options or warrants are exercised, there will be further dilution to new investors. If 1,426,505 shares of callable common stock are issued upon the exercise of options and 125,000 shares are issued upon the exercise of warrants, the dilution to new investors will be 4 cents per share. If these 1,551,505 shares are issued, they will represent 6.1% of our total number of shares of callable common stock and common stock outstanding. Please see “Management-Employee benefit plans” for further information regarding our stock option plans and stock purchase plan.

If the underwriters exercise their over-allotment option in full, the following will occur:

-	the number of shares of our callable common stock and common stock held by existing stockholders will decrease to approximately 67.8% of the total number of shares of our callable common stock and common stock outstanding after this offering;

-	the number of shares of our callable common stock held by new public investors will increase to 8,050,000, or approximately 32.2% of the total number of shares of our callable common stock outstanding after this offering; and

-	an increase in pro forma net tangible book value of $2.31 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $5.69 per share to new investors.

Selected consolidated financial data

The following selected consolidated financial data as of and for the years ended December 31, 1995, 1996, 1997, 1998, and 1999, and as of and for the three months ended March 31, 1999 and 2000, are derived from our consolidated financial statements. The consolidated financial statements as of and for the years ended December 31, 1995, 1996, 1997, 1998, and 1999 have been audited by Arthur Andersen LLP, independent public accountants. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999, and the related report of independent public accountants, are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 1999 and 2000, and the consolidated balance sheet data as of March 31, 2000, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods.

Our selected consolidated financial data set forth below contains only a portion of our financial statements, and should be read in conjunction with, the Consolidated Financial Statements and related Notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Three months
						ended
Consolidated statement of operations data:	Years ended December 31,					March 31,
(In thousands, except per share data)	1995	1996	1997	1998	1999	1999	2000

						(unaudited)

Revenue	$3,637	$3,257	$2,164	$5,507	$12,092	$2,436	$3,995

Cost of revenue	1,361	1,311	1,063	3,266	6,990	1,263	2,004

Gross profit	2,276	1,946	1,101	2,241	5,102	1,173	1,991

Operating expenses:

Selling, general and administrative	2,168	2,278	2,198	6,372	8,652	1,883	2,620

Research and development	804	864	942	3,354	4,830	1,160	1,125

Acquisition related and other unusual charges	—	—	1,578	340	438	—	—

Total operating expenses	2,972	3,142	4,718	10,066	13,920	3,043	3,745

Loss from operations	(696)	(1,196)	(3,617)	(7,825)	(8,818)	(1,870)	(1,754)

Other income (expense):

Interest expense	(276)	(343)	(184)	(123)	(2,476)	(87)	(1,661)

Interest income	—	—	—	237	111	24	96

Gain on sale of investment	—	—	—	—	—	—	407

Other income (expense), net	91	(55)	(77)	(75)	41	(90)	68

Total other income (expense)	(185)	(398)	(261)	39	(2,324)	(153)	(1,090)

Loss before taxes and extraordinary items	(881)	(1,594)	(3,878)	(7,786)	(11,142)	(2,023)	(2,844)

Benefit from (provision for) income taxes	69	(6)	642	—	—	—	—

Loss before extraordinary items	(812)	(1,600)	(3,236)	(7,786)	(11,142)	(2,023)	(2,844)

Extraordinary items	—	—	1,245	—	—	—	(1,050)

Net loss	(812)	(1,600)	(1,991)	(7,786)	(11,142)	(2,023)	(3,894)

Non-cash common stock warrant charge	—	—	—	—	(3,861)	—	(2,297)

Deemed dividend upon issuance of Series P preferred stock	—	—	—	—	—	—	(8,000)

Net loss attributable to common stockholders	$(812)	$(1,600)	$(1,991)	$(7,786)	$(15,003)	$(2,023)	$(14,191)

Net income (loss) per share, basic and diluted:

Loss per share before extraordinary items	$(0.27)	$(0.53)	$(6.93)	$(2.71)	$(3.75)	$(0.69)	$(0.83)

Income (loss) per share from extraordinary items	—	—	2.67	—	—	—	(0.31)

Loss per share from non-cash common stock warrant charge	—	—	—	—	(1.30)	—	(0.67)

Loss per share from deemed dividend	—	—	—	—	—	—	(2.33)

Net loss per share attributable to common stockholders	$(0.27)	$(0.53)	$(4.27)	$(2.71)	$(5.04)	$(0.69)	$(4.14)

Weighted average common shares	3,000	3,022	467	2,876	2,974	2,926	3,429

Pro forma net loss per share, basic and diluted (unaudited) (1)					$(1.06)		$(0.86)

Shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)					14,206		16,424

Supplemental pro forma net loss attributable to common stockholders (unaudited)(2)					$(12,827)		$(12,635)

Supplemental pro forma net loss per share, basic and diluted (unaudited)(2)					$(0.86)		$(0.71)

Shares used in computing supplemental pro forma net loss per share, basic and diluted (unaudited)(2)					14,850		17,715

Selected consolidated financial data

(1)	For the year ended December 31, 1999, reflects conversion of Series B, C, D and M preferred stock into 10,533,942 shares of common stock and exercise of 1,553,500 common stock warrants, appropriately weighted from their dates of issuance in April 1999 and October 1999. For the three months ended March 31, 2000, reflects conversion of Series B, C, D, M and P preferred stock into 11,803,783 shares of common stock (Series P preferred stock has been appropriately weighted from the date of issuance of January 26, 2000) and exercise of 1,553,500 common stock warrants.
(2)	Reflects the pro forma net loss and net loss per share that would have resulted if a portion of the proceeds from this offering had been used to repay the subordinated debt on the dates it was issued based on the initial public offering price of $8 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. In computing the supplemental amounts, pro forma amounts described in (1) above were adjusted to exclude interest and discount amortization on debt of approximately $2,176,000 for the year ended December 31, 1999, and $1,556,000 for the three months ended March 31, 2000. The weighted average number of shares outstanding were correspondingly increased to reflect the additional shares that would have been issued to repay the debt.

Consolidated balance sheet data:	As of December 31,					As of
(In thousands)	1995	1996	1997	1998	1999	March 31, 2000

						(unaudited)

Cash and repurchase agreements	$287	$219	$5,089	$2,880	$1,328	$26,792

Working capital	697	(1,030)	4,825	2,115	2,051	8,254

Total assets	3,241	2,615	8,579	11,694	13,858	40,470

Total debt	2,586	3,425	901	2,819	11,190	33,296

Common stock warrants	—	—	—	—	7,441	9,738

Total stockholders’ equity (deficit)	41	(1,556)	5,912	5,485	(9,381)	(8,026)

Management’s discussion and analysis of financial condition and results of operations

The following discussion provides an analysis of our financial condition and results of operations, and should be read in conjunction with the Consolidated Financial Statements and related Notes included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth under “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

We design, develop, manufacture, market and sell genomic and proteomic instruments, software, consumables and services. Unlike many other life sciences companies in the gene expression and proteomic markets, we offer integrated systems with demonstrated market acceptance. Our biochip and proteomic products and systems enable researchers to perform complex, high-volume experiments at lower costs and in less time than with traditional techniques. Our customers use our integrated and automated systems to produce biochips, maintain DNA libraries, quantify gene expression levels and isolate, identify and characterize proteins, thereby facilitating more rapid and less expensive drug discovery. We have sold our products in over 30 countries to pharmaceutical and biotechnology companies, government agencies, universities and private research institutions, including Parke-Davis, Merck, diaDexus, Biogen, RIKEN Genome Science Center (Japan) and Ludwig Institute for Cancer Research.

We sell primarily through our dedicated direct sales organizations located in the United States and the United Kingdom and through our sales office in Japan that manages a network of local distributors. In December 1999, we entered into a sales, marketing and distribution agreement with PerkinElmer. To permit PerkinElmer to notify and train its international personnel, the distribution activities became active on January 1, 2000. This agreement grants PerkinElmer the exclusive right and responsibility to engage in sales, marketing, distribution and field-service activities with respect to our products and services in markets other than the United States, United Kingdom and Japan.

We currently have four production facilities. Robotic and fluid handling systems manufacturing occurs in our Huntingdon, England facility, imaging systems manufacturing and engineering occurs in our Lansing, Michigan facility, application software and biochip production occurs in our Ann Arbor, Michigan facility, and reagents and consumables production occurs in our Chelmsford, Massachusetts facility. Ann Arbor also serves as our corporate headquarters.

To complement our internal product development, we have on-going activities in business development. As part of these activities we actively seek to acquire, license or invest in technologies that expand and enhance our genomic and proteomic systems and services. To date, we have completed several acquisitions of product lines and technologies including:

-	In June 1997, we acquired, for a combination of cash and common stock, substantially all the assets of BioPhotonics Corporation. This acquisition provided us with imaging technology.

-	In December 1997, we issued common stock and cash in exchange for 100% of the outstanding shares of PBA Technology, Ltd., a developer and manufacturer of robotic systems located in Cambridgeshire, England. The acquisition has been accounted for under the purchase method of accounting. In connection with the acquisition, we recorded a charge to operations in 1997 of $389,000, associated with the write- off of in-process research and development acquired in the transaction that had not reached technological feasibility.

Management’s discussion and analysis

-	In April 1998, we acquired laser scanning imaging assets and a field-service business from Insight Biomedical Imaging, Inc., in exchange for cash.

-	In April 1998, we entered into a collaboration with HD Technologies, Limited. Under this agreement, HD Technologies is designing and developing a mass spectrometer for us based upon HD Technologies’ proprietary technology. We own all of the intellectual property developed in connection with this product.

-	In October 1998, we acquired for a combination of cash and securities the 2-D gel electrophoresis and proteomic business of ESA, Inc.

Our revenue has increased by 155% in 1998, 120% in 1999 and 64% in the three months ended March 31, 2000, over the three months ended March 31, 1999. The increase in revenues is due to several factors, including the commercial introduction, launch and sale of our biochip and proteomic systems and instruments, increased usage of consumables and expansion of our direct sales and marketing efforts. To continue this trend in revenue growth, we will have to successfully expand our direct sales to new customers in the United States, the United Kingdom and Japan, and our sales in other markets through the marketing arrangement with PerkinElmer. We expect to generate increasing levels of recurring revenue from the sales of consumables to new and existing customers. However, we do not have sufficient history with sales of these products to reliably predict trends. We also provide contract research services, training and support on a fee-for-service basis.

Our expenses have consisted primarily of costs incurred in research and development, manufacturing scale-up, business development and general and administrative costs associated with our operations. We have expensed one-time charges in connection with the write-off of acquired in-process research and development, goodwill and other intangibles and unamortized software development costs. We expect our research and development expenses to increase as we continue to develop new products and enhance our existing products. Our selling expenses will increase as we expand the commercialization of our current products and launch new products. Expansion of our facilities and the additional obligations of a public reporting entity will also add to our expenses. Our current product and service revenue is not sufficient for us to become profitable. To become profitable, we will need to increase revenue.

We have a limited history of operations, and we anticipate that our quarterly results will fluctuate for the foreseeable future due to several factors, including market acceptance of current and new products, the introduction of new products by our competitors, the success of our research and development projects and the timing of significant orders. Our limited operating history makes it difficult or impossible to accurately predict future operations.

RESULTS OF OPERATIONS

Three months ended March 31, 2000 and 1999

Revenue

Revenue increased $1.6 million, or 64%, to $4.0 million in the first three months of 2000 from $2.4 million in the first three months of 1999. This increase in revenue was due primarily to increased unit sales of our biochip and proteomic systems which increased $1.8 million to $3.3 million. Sales of our biochip systems increased $1.0 million, or 86% to $2.2 million in the first three months of 2000 compared to $1.2 million in the first three months of 1999 primarily from sales of our GeneTAC Biochip System, GeneTAC Hybridization Station and Biochip Analyzers. Product sales of our proteomic systems increased $814,000, or 323% to $1.1 million in the first three months of 2000 compared to $252,000 in the first three months of 1999 from sales of our Investigator Proteomic System. Increased sales of these products

Management’s discussion and analysis

offset the $326,000 revenue decline associated with our products for documenting and analyzing one dimensional separations of DNA and proteins, which were discontinued in 1999 in all markets except Japan. The remainder of our revenue was attributable to services and consumables associated with our biochip and proteomic product lines.

Revenue increased $573,000 to $4.0 million in the first three months of 2000 from $3.4 million in the last three months of 1999 due primarily to a $443,000 increase in sales of our Investigator Proteomic System.

Cost of revenue

Cost of revenue increased $741,000, or 59%, to $2.0 million in the first three months of 2000 from $1.3 million in the first three months of 1999. This increase was due primarily to $621,000 in increased cost of materials attributable to increased instrumentation sales. The remainder of the increase in cost of revenue was attributable to increased spending on product support, employees and facilities. As our production volumes increase as anticipated revenues rise, we expect cost of revenue as a percentage of total revenue to decline from greater efficiencies in direct labor and production overhead due to spreading costs over an increased number of units, better utilization of production facilities and increased experience of our production personnel.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $737,000, or 39%, to $2.6 million in the first three months of 2000 from $1.9 million in the first three months of 1999. Of this increase, $414,000 was attributable to salaries, sales commissions and other employee related costs due primarily to the addition of approximately 7 sales, marketing and administrative personnel and increased sales. The remainder of the increase was for promotional activities. Spending will continue to grow as we expand our direct sales force and field service support capabilities, and increase marketing and advertising and pay increased sales commissions on higher levels of sales. General and administrative expenses are expected to increase due to added personnel and related expenses to support our expected growth and the cost of being a public company.

Research and development expenses

Research and development expenses were $1.1 million in the first three months of 2000 compared to $1.2 million in the first three months of 1999. Research and development spending was flat in 2000 compared to 1999 due primarily to the $129,000 decline in our usage of outside engineering consultants, offset by $114,000 increase in salaries and other employee related costs.

Interest income

Interest income increased $72,000 in the first three months of 2000 to $96,000 from $24,000 in the first three months of 1999. Interest income increased due to higher average cash balances in 2000.

Management’s discussion and analysis

Interest expense

Interest expense increased $1.6 million to $1.7 million in the first three months of 2000 from $87,000 in the first three months of 1999. This increase was due primarily to $6 million of subordinated notes with warrants issued April 1999 and $3.5 million of subordinated notes with warrants issued October 1999. Interest expense also increased as a result of the increase in borrowings under our commercial bank borrowing facility.

Interest expense in the first three months of 2000 includes amortization expense of approximately $1.3 million related to the discount recorded on the subordinated notes. The discount was being amortized over the period from the date of issuance to April 2000. The amortization period of the discount was treated as shorter than the contractual life of the subordinated notes as the notes contained a provision that they automatically mature upon closing of an initial public offering (originally expected to be April 2000) and were expected to be repaid with a portion of the offering proceeds. However, in March and April 2000, the Company and the subordinated debt holders amended the note agreements to change the acceleration of the maturity date from the closing date of the initial public offering to the earlier to occur of a date one year from the closing of an initial public offering or the date on which the Company’s cash and cash equivalents fall below $50 million. We retained the right to prepay these notes at any time. We accounted for the amendment to the subordinated notes as an extinguishment of debt and recorded an extraordinary loss of approximately $1,050,000 in March 2000. The extraordinary loss represents the difference between the carrying value of the original subordinated notes less the related unamortized debt issuance costs at March 24, 2000 and the estimated fair value of the new subordinated notes. The effective interest rate was 53.0% and 154.1% for the subordinated notes issued in April 1999 and October 1999, respectively, calculated based on an expected maturity date of April 2000. The effective interest rate on the new subordinated notes is 8.75%.

Other income

Other income, net of other expense, was $475,000 in the first three months of 2000. This increase was primarily due to the gain on sale of our 30% ownership interest in HD Technologies.

Benefit from income taxes

For the first three months of 2000 and 1999 we incurred net operating losses and consequently we did not pay any federal income taxes.

Years ended December 31, 1999 and 1998

Revenue

Revenue increased $6.6 million, or 120%, to $12.1 million in 1999 from $5.5 million in 1998. This increase in revenue was due primarily to $5.4 million from sales of biochip and proteomic systems launched in 1999. New product sales consisted of $3.7 million from our GeneTAC™ Biochip System, GeneTAC™ Hybridization Station and Biochip Analyzers and $1.7 million from our Investigator™ Proteomic System which was first shipped in June 1999. We also sold more Flexys(R) Robotic Workstations in 1999 compared to 1998, with unit sales increasing from 19 to 40. Increased sales of this product offset the revenue loss associated with our products for documenting and analyzing one dimensional separations of DNA and proteins, which were discontinued in all markets except Japan. The remainder of our 1999 revenues were attributable to services and consumables.

Management’s discussion and analysis

Cost of revenue

Cost of revenue increased $3.7 million, or 114%, to $7.0 million in 1999 from $3.3 million in 1998. This increase was primarily attributable to increased instrumentation sales and increased spending on product support, employees and facilities. In 1999, cost of revenue reflected added costs associated with the initial manufacturing set up and first production runs for the individual components of our biochip and proteomic systems. In response to the increase in the number of products offered and volume of products manufactured, we moved our United Kingdom operations into a new facility which more than doubled the prior facility space. As a result of infrastructure improvements, our cost of revenue grew at approximately the same rate as our revenues.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $2.3 million, or 36%, to $8.7 million in 1999 from $6.4 million in 1998. Of this increase, $1.6 million was attributable to salaries and other employee related costs. The remainder of this increase was for promotional activities, professional services and sales commissions.

Research and development expenses

Research and development expenses grew $1.5 million, or 44%, to $4.8 million in 1999 from $3.4 million in 1998. This increase was primarily attributable to increased spending of $652,000 on the design and development of our new products in 1999 and $604,000 of salary and related employee expenses resulting primarily from hiring approximately nine engineers and scientists.

Acquisition related and other unusual charges

In 1999, we recorded a charge of $438,000 for the write-off of goodwill originating from the acquisition of certain assets of Insight Biomedical Imaging. The primary purpose of the acquisition was to acquire Insight’s expertise in laser-based imaging technology. The assets acquired are used to produce laser scanning microscope systems used by life science researchers for generating 3-dimensional images of research samples. This write-off of goodwill was due to our strategic decision to no longer market, sell and provide technical support for the 3-dimensional imaging products produced by Insight. The last customer maintenance agreement ended in September 1999. Since that time no further revenue from these products has been realized.

For the year ended December 31, 1998, we recorded a charge to operations of $340,000 for the write-off of in-process research and development in connection with the acquisition of the 2-D gel electrophoresis and proteomic business of ESA, Inc.

Interest expense

Interest expense increased $2.4 million to $2.5 million in 1999 from $122,000 in 1998. This increase was due primarily to $6.0 million of subordinated notes with warrants issued in April 1999 and $3.5 million of subordinated notes with warrants issued in October 1999. Interest expense also increased as a result of the increase in borrowings under our fixed asset lease line agreement and our commercial bank borrowing facilities.

Management’s discussion and analysis

In 1999, interest expense includes amortization expense of approximately $1,606,000 related to the discount recorded on the subordinated notes. The discount was being amortized over the period from the date of issuance to April 2000. The amortization period of the discount was treated as shorter than the contractual life of the subordinated notes as the notes contained a provision that they automatically mature upon the closing of an initial public offering (originally expected to be April 2000) and were expected to be repaid with a portion of the offering proceeds.

Interest income

Interest income decreased $126,000 to $111,000 in 1999 from $237,000 in 1998. Interest income decreased due to lower average cash balances in 1999.

Benefit from income taxes

We incurred net operating losses in 1999 and 1998, and, consequently, we did not pay any federal income taxes. At December 31, 1999, we have available net operating loss carryforwards of approximately $16.3 million which can be utilized to offset future taxable income. These net operating loss carryforwards expire between 2010 and 2019. Additionally, utilization of approximately $1,900,000 of the net operating loss carryforwards are limited under Section 382 of the Internal Revenue Code due to ownership changes, as defined by Section 382, that occurred in 1997. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical operating losses. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances in amounts equal to the deferred tax assets have been established to reflect these uncertainties. See Note 10 of Notes to Consolidated Financial Statements.

Years ended December 31, 1998 and 1997

Revenue

Revenue increased $3.3 million, or 155%, to $5.5 million in 1998 from $2.2 million in 1997. Revenue growth was due primarily to $2.3 million in increased sales of our recently acquired Flexys(R) Robotic Workstation product line. The remainder of the 1998 sales were attributable to our products for documenting and analyzing one-dimensional separations of DNA and proteins, services and consumables.

Cost of revenue

Cost of revenue increased $2.2 million, or 207%, to $3.3 million in 1998 from $1.1 million in 1997. The increase resulted primarily from our strategic decision to shift our product line from stand-alone software to genomic and proteomic systems, which we believe offer greater growth potential. Higher material costs of $1.5 million and labor and facilities costs of $700,000 for producing our instruments compared to stand-alone software products resulted in an increase in our cost of revenue from 49% in 1997 to 59% in 1998.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $4.2 million, or 190%, to $6.4 million in 1998 from $2.2 million in 1997. This increase was due primarily to the addition of approximately 43 sales, marketing

Management’s discussion and analysis

and administrative personnel through hiring and acquisitions and $504,000 in increased spending on promotional activities.

Research and development

Research and development expenses increased $2.4 million, or 256%, to $3.4 million in 1998 from $942,000 in 1997. This increase was due primarily to employee salaries and related costs as a result of adding approximately 16 engineering and software development personnel through hiring and acquisitions, and $723,000 in increased expenditures on design and development of new products.

Acquisition related and other unusual charges

In 1998 we recorded an unusual charge to operations of $340,000 as a result of a write-off of in-process research and development acquired from ESA, Inc. In 1997, acquisition related and other unusual charges totaled $1.6 million, consisting of $1.2 million in unusual charges related to B.I. System Corporation and a $389,000 write-off of in-process research and development acquired from PBA Technologies, Ltd. The underlying business reasons for the charges and their respective computations are as follows:

B.I. System Corporation

In 1997, we merged with B.I. System Corporation, our predecessor company. We wrote off $1.2 million in unusual charges for that year related to B.I. Systems. The write-offs consisted of a $861,000 write down of goodwill and intangible assets and a $328,000 write-off of unamortized capitalized software development costs. As a result of a change in our business strategy from developing and licensing products for documenting and analyzing one-dimensional separations of DNA and proteins to manufacturing and selling biochip and proteomic systems, the assets we acquired no longer had any remaining useful life.

ESA, Inc.

In October 1998, we acquired the Electrophoresis Division of ESA, Inc., including in-process research and development. The in-process research and development consisted of new proteomic technologies for an automated gel processor and IPG (immobilized pH gradients) running device, a first dimension alternative in the 2-D electrophoresis process. At the time of acquisition, the gel processor was 85% complete and the IPG running device was 22% complete. The projects had not yet reached technical feasibility and had no alternative future uses. We anticipated that it would take 4-6 months and approximately $150,000 to complete the projects. Completion would entail planning, designing, coding, prototyping and testing activities. The risks affecting completion included changing software platforms, technical infeasibility, competing technologies which could render the development obsolete and project management problems.

After an in-depth assessment, we allocated $340,000 to these projects representing the estimated fair market value based on risk-adjusted cash flows. These costs were expensed as of the acquisition date. Our management was primarily responsible for the fair market value determination. The value was determined by estimating the cost to develop the technology into commercially viable products and the resulting net cash flows. The cash flows were then discounted to present value.

For purposes of computing the fair market value, aggregate revenues for the products were estimated to grow at a compounded annual growth rate of approximately 34% from 1999 through 2002. Revenue projections were based on estimates of relevant market size and growth factors, expected trends in

Management’s discussion and analysis

technology, and the nature and timing of new product introductions. The estimated revenues were expected to peak within three years from acquisition and then decline sharply as other new products and technologies entered the market.

Net cash flows were estimated based on discussions with management regarding estimates of costs of sales, operating expenses, income taxes and anticipated profit margin improvements. Due to purchasing power increases and general economies of scale, estimated operating expenses as a percentage of revenue were expected to decrease after the acquisition. The discount rate for determining the present value of net cash flows was based on the estimated cost of capital. Due to the nature of the forecast and the risks associated with project growth and profitability, a discount rate of 35% was deemed appropriate for in-process projects and 30% for existing products and technologies. The discount rate reflected the risks and uncertainties associated with the projects and technology.

Finally, with respect to the acquired in-process technology, the calculations of value were adjusted to reflect the value creation efforts of ESA prior to the close of the acquisition. In doing so, consideration was given to each major project’s stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs incurred and projected cost of completion.

Subsequent to the acquisition, we continued with the research and development projects and completed the development. The development resulted in the creation of our Investigator™ Gel Processor. The performance of the project did not differ significantly from our projections at the time of acquisition.

PBA Technology

On December 31, 1997, we acquired the outstanding stock of PBA Technology, Ltd. including in-process research and development. The in-process research and development centered around a next generation Flexys robot platform, including new head technology to increase speed and accuracy, new instrumentation to support the next generation robots and heads, and developing new control software for increased speed, reliability and reduced picking errors. At the time of acquisition, the project was 30% complete. We anticipated that it would take 8-12 months and we have spent $250,000 to complete the projects since the acquisition. The projects had not yet reached technical feasibility and had no alternative future uses. The risks affecting completion included changing software platforms, technical infeasibility, competing technologies which could render the development obsolete and project management problems.

After an in-depth assessment, we allocated $389,000 to these projects representing the estimated fair market value based on risk-adjusted cash flows. These costs were expensed as of the acquisition date. Our management was primarily responsible for the fair market value determination. The value was determined by estimating the cost to develop the technology into commercially viable products and the resulting net cash flows. The cash flows were then discounted to present value.

Estimated net cash inflows from the acquired in-process PBA technology were projected to commence in 1998, peak in 2001 and decline steadily thereafter. The fair market value of the technology was determined by estimating the contribution of the purchased in-process technology to the development of commercially viable products and estimating the resulting cash flows from the expected product sales. In arriving at cash flows, a contributory charge was applied for the use of working capital, fixed assets, developed technology and other intangibles. The resulting cash flows were discounted to their present value using a discount rate of 25%. The discount rate was based on an analysis of PBA’s weighted cost of capital and venture capital rates given the risk of the value added assets. There were no material anticipated changes from historical pricing, margins and expense trends.

Since the PBA acquisition, we have continued with the research and development projects. The project was subsequently completed with changes in scope to accommodate new technology and software platforms. The projected performance of the research and development projects has not differed significantly from the projections that the company made at the time of acquisition.

Management’s discussion and analysis

Interest expense

Interest expense decreased $62,000 to $122,000 in 1998 from $184,000 in 1997. The decrease was due primarily to reduced borrowing balances during 1998 as compared to 1997.

Interest income

Interest income was $237,000 in 1998 as compared to no interest income in 1997. This increase in interest income was due to greater average cash balances during 1998.

Benefit from income taxes

We incurred net operating losses in fiscal 1997 and 1998 and consequently did not pay any federal income taxes.

LIQUIDITY AND CAPITAL RESOURCES

From January 1997 through March 31, 2000 we have funded our operations, capital equipment requirements and acquisitions primarily through $23.5 million of private equity, $9.5 million in subordinated promissory notes with warrants, $3.0 million from fixed asset lease line financing and $22.3 million from bank borrowings. In addition, in April 1997, we recapitalized the majority of our outstanding debt and all outstanding shares of Series A preferred stock. This recapitalization was necessary to permit new management to increase investor interest in the company, provide flexibility for future financing and to reduce the financial burden of accrued interest. See Note 11 of Notes to Consolidated Financial Statements.

At March 31, 2000 our cash and repurchase agreements totaled $26.8 million compared to $1.2 million at March 31, 1999. As of March 31, 2000 we had approximately $1.0 million available under a fixed asset lease line of credit. In January 2000, we received $8.0 million in gross proceeds from the sale of preferred stock to PerkinElmer. Also in January 2000, we received approximately $600,000 in cash from the sale of our 30% ownership interest in HD Technologies. We retain all product and intellectual property rights to the mass spectrometer developed for us by HD Technologies.

Cash used in operations for the three months ended March 31, 2000 was $2.1 million compared with $1.9 million for the same period in 1999. Our net loss of $3.9 million in the first three months 2000 included non-cash charges of $1.3 million for amortization of discount on subordinated notes with warrants, $1.1 million for extraordinary loss on extinguishment of debt, $407,000 gain on sale of investment in HD Technologies, and $370,000 for depreciation and amortization expense. The use of cash in operating activities in the first three months was also due to increases of $625,000 in accounts receivable and $727,000 in inventories to accommodate increased sales. The use of cash in operating activities was partially offset by $893,000 increase in accrued liabilities and accounts payable due primarily to professional service fees attributed to the PerkinElmer and HD Technologies transactions and increases in cost of revenue and total operating expenses.

Our investing activities for the three months ended March 31, 2000, excluding activity under our repurchase agreements, provided cash of $367,000 compared with usage of $453,000 for the same period in 1999. Cash provided by investing activities was a result of receiving approximately $600,000 in cash from the sale of our 30% ownership interest in HD Technologies. Cash used in 1999 was attributable to $437,000 for capital expenditures which consisted mainly of purchases of computers, laboratory equipment

Management’s discussion and analysis

and leasehold improvements related to expansion of our laboratories. Our capital equipment additions in 1999 were primarily financed with our fixed asset lease line of credit. We expect to continue to purchase equipment to support our expanding operations. We also may use a portion of the net proceeds for acquisition of, or investment in, complementary companies, technologies or assets.

Cash provided by financing activities for the three months ended March 31, 2000 was $27.3 million compared to $713,000 for the same period in 1999. Financing activities included borrowings of $20.0 million under our amended primary bank line-of-credit agreement and the receipt of $7.4 million in net proceeds from the sale of preferred stock in January 2000.

In March and April 2000, we amended our primary bank line-of-credit agreement to provide for borrowings up to $32 million through July 2001. As of May 4, 2000, we had drawn down $31.8 million under this line of credit. The additional cash from this loan, together with the proceeds from this offering, will be used for general corporate purposes, including hiring additional sales and customer support personnel, expansion of our facilities, manufacturing of our existing products, research and development of additional products, patent prosecution expenses and working capital. We also may use a portion of the proceeds for acquisition of, or investment in, complementary companies, technologies or assets. The line of credit is expected to provide us with the added capital we believe is necessary to complete these objectives. The addition of borrowings to our capital structure is expected to increase our interest costs.

Working capital increased $6.2 million to $8.3 million at March 31, 2000 from $2.1 million at December 31, 1999. The increase was primarily due to cash proceeds received from the sale of preferred stock to PerkinElmer and sale of our 30% ownership interest in HD Technologies, increases in accounts receivable of $625,000 and inventory of $727,000 due to the Company’s growth in revenue and operations, partially offset by increases in accrued liabilities.

As of March 31, 2000, we had an aggregate of $11.5 million in future obligations of principle payments under capital leases, subordinated notes and other long-term debt, of which $686,000 is to be paid within the next twelve months. The business loan agreements of April 1999 and October 1999 have been amended to provide that we will not be required to repay the subordinated notes until the earlier of one year after this offering or on the date that we have less that $50.0 million of cash and cash equivalents.

Our current capital plan calls for capital between $120-$150 million. We decided to increase our line of credit and extend the repayment date of our April and October 1999 business loan agreements to provide us with more flexibility to achieve our capital goals. In addition, the Nasdaq National Market System requires that we have at least $100 million of assets at the time of listing. As one objective of this offering is to create a public market for our stock and to facilitate future access to public capital markets, we believe the Nasdaq National Market listing will further these goals. Additional business reasons for pursuing the Nasdaq National Market listing are contained in the terms of our outstanding warrants and preferred stock. The cancellation of warrants upon a liquidity event and the conversion of our preferred stock into callable common stock depend in part on the Nasdaq National Market listing.

We believe our existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund our operating expenses, debt obligations and capital requirements on both a short-term and long-term, greater than 12 months, basis. However, we may need to raise additional capital to fund our research and development programs, to scale up manufacturing activities, to expand our sales and marketing capabilities or to fund unforeseeable expenses. Even if we have sufficient funds for our operating plans, we may choose to raise additional capital due to market conditions or strategic considerations. We may seek funding through public or private equity offerings, debt financing or additional collaborations. We cannot assure you that additional financing will be available on favorable terms, if at all.

Management’s discussion and analysis

Year 2000 compliance

To date, we have not experienced any significant Year 2000 issues. Year 2000 issues are referred to in this context as problems associated with software and computer systems’ use of two digits to define the year and the inability of computer systems to process dates occurring in the Year 2000 and beyond. Although we have not experienced any significant Year 2000 issues relating to our internally developed programs and systems, or systems provided to us by others, these systems could experience Year 2000 problems at any time during the Year 2000 and beyond. These problems could disrupt our business and require us to incur significant, unanticipated expenses to remedy them. We cannot assure you that third parties on which our services depend will not encounter Year 2000 issues.

We made a Year 2000 assessment to evaluate the impact of the Year 2000 on our products and operating systems. This assessment included the initiation of formal communications with significant suppliers and customers to determine the extent to which our systems were vulnerable to third party failures to remedy their own Year 2000 issues. We cannot assure you that the systems of other companies that our systems rely on will be timely converted and will not have an adverse effect on our systems. We performed a comprehensive review of all internally used financial and administrative systems as well as internally developed products sold to customers. We installed new internal financial and administrative systems, computer and information systems equipment in 1998 and 1999. The software imbedded within our products has been developed and upgraded over the last few years. Consequently, we do not expect the future costs of addressing the Year 2000 issue to be material. However, we cannot assure you that governmental agencies, utility companies, third-party service providers and others outside our control will be Year 2000 compliant and not encounter Year 2000 issues. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control, including, for example, a prolonged telecommunications or electrical failure, which could have a material adverse effect on our business. Therefore, future expenses relating to Year 2000 issues may be higher than anticipated, and therefore could have a material adverse effect on our business, results of operations and financial condition.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

The primary objective of our investment activities is to preserve our capital until it is required to fund operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain our cash and cash equivalents in money market funds. The average duration of all our investments in 1999 was less than 90 days. Due to the short term nature of these investments, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 1999.

Foreign currency rate fluctuations

The local currency for our subsidiary in the United Kingdom is the British pound sterling and the local currency for our subsidiary in Japan is the Japanese yen. We have converted the British pound sterling and the Japanese yen to the U.S. dollar using the exchange rate in effect at the balance sheet date and have used the average exchange rate for the period for income statement items. The effects of conversion are recorded as a separate component of stockholders’ equity. Our agreement with PerkinElmer requires payment in U.S. currency. As a result, only business in the United Kingdom and Japan by our subsidiaries will continue to be conducted in foreign currencies. Exchange gains and losses are recorded using the actual exchange differences on the date of the transaction. We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to transactions with our foreign subsidiaries or customers. The net tangible liabilities of our British subsidiary, without respect to long term debt, were approximately $(2,900,000) at December 31, 1999. A hypothetical 10% increase in

Management’s discussion and analysis

the value of the British pound sterling relative to the U.S. dollar would result in an unrealized foreign exchange translation loss of approximately $300,000. The net tangible assets of our Japanese subsidiary were approximately $222,000 at December 31, 1999. A hypothetical 10% decrease in the value of the Japanese yen relative to the U.S. dollar would result in an unrealized foreign exchange translation loss of approximately $22,000. Additionally, a portion of our long-term debt is denominated in British pound sterling. If the British pound sterling increases in value relative to the U.S. dollar before repayment, we will have to pay more cash to retire the debt. A hypothetical 10% increase in the value of the British pound sterling relative to the U.S. dollar would result in an unrealized foreign currency transaction loss of approximately $27,000.

Inflation

We do not believe that inflation has had a material impact on our business or operating results during the periods presented.

Recent accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which will be effective for our fiscal year 2001. This statement changes the previous accounting definition of derivative, which focused on freestanding contracts such as options and forwards, including futures and swaps, expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of SFAS No. 133 will have a material impact on our operating results or financial condition. We currently do not engage in hedging activities. See Note 2 of Notes to Financial Statements.

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OVERVIEW

We design, develop, manufacture, market and sell genomic and proteomic instrumentation, software, consumables and services. Unlike many other life sciences companies in the gene expression and proteomic markets, we offer integrated systems with demonstrated market acceptance. Our biochip and proteomic products and systems enable researchers to perform complex, high-volume experiments at lower costs and in less time than with traditional techniques. Our customers use our integrated and automated systems to produce biochips, maintain DNA libraries, quantify gene expression levels and isolate, identify and characterize proteins, thereby facilitating more rapid and less expensive drug discovery. Since 1997, we have sold our products to more than 100 pharmaceutical and biotechnology companies, government agencies, universities and private research institutions, including Parke-Davis, Merck, diaDexus, Biogen, RIKEN Genome Science Center (Japan) and Ludwig Institute for Cancer Research.

OUR HISTORY

B.I. Systems Corporation, our predecessor, was established in 1994 to acquire a gel electrophoresis imaging and analysis product line from Millipore Corporation used to document and analyze one-dimensional separation of DNA and proteins. Typical customers included academic life science research laboratories, pharmaceutical companies and government laboratories. After the acquisition, B.I. Systems focused on low priced software for gel electrophoresis analysis. This strategy of selling software without any instrumentation proved unsuccessful. In 1997, a new management team redirected our efforts to the growing genomic and proteomic markets. In December 1997, we changed our name to Genomic Solutions to better reflect our new goals and objectives. In 1998, we made a strategic decision to shift our product line from stand-alone software to genomic and proteomic systems which we believe offer greater growth potential.

In accordance with our new strategic direction, we acquired PBA Technology, Ltd., a genomic robotics company and began offering our Flexys® Robotic Workstation in January 1998. The Flexys® accounted for the majority of our sales in 1998. In April 1998, we acquired imaging systems technology from Insight Biomedical Imaging, Inc. and a 30% equity interest in HD Technologies, a Manchester, England-based developer and manufacturer of mass spectrometry systems. Later that year, we signed an agreement with AbiMed GmbH for the supply of key components of our ProGest™ Digestion Station and gained distribution rights to Spotfire’s visualization and data analysis software for the genomic and proteomic markets. In October 1998, we acquired a 2-D gel electrophoresis and proteomic services business from ESA, Inc. During early 1999, we launched the instruments, software and reagents comprising the GeneTAC™ Biochip System and in mid-1999, we launched the Investigator™ Proteomic System.

INDUSTRY BACKGROUND

Traditional Drug Discovery Processes and the Transition to Genomics and Proteomics

Traditional drug discovery requires the screening of thousands of compounds for biological activity. The process is expensive, labor-intensive and often imprecise. Despite expenditures of billions of dollars annually for drug discovery, only a small fraction of the thousands of compounds screened are developed into commercial drugs. To compete successfully in the global market and maintain desired growth rates, pharmaceutical and biotechnology companies seek to develop significantly higher numbers of drug compounds per year. To do so, they must utilize more productive drug discovery methods.

Pharmaceutical and biotechnology companies recently have realized the potential of genomics and proteomics to improve the productivity of the drug discovery process. Genomic research is the study of genes, or specific segments of DNA molecules, each of which consists of repeating sequences of four nucleotide bases. The sequence of the nucleotide bases in all the genes of an organism, referred to as a

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genome, establishes the inheritable characteristics of the organism. The human genome is believed to be composed of approximately 100,000 genes, which consist of an estimated 3.2 billion nucleotide bases.

Genes contain the information necessary to create proteins, which are the molecules that carry out a cell’s biological functions. Humans may produce one million or more distinct proteins. Most diseases, including diabetes and Alzheimer’s, result from abnormalities in the presence, production or performance of proteins within cells. Consequently, pharmaceutical and biotechnology companies attempt to develop drugs that will bind to a targeted protein and alter the cell’s biological function. In other cases, rather than causing disease, proteins actually direct therapeutic biological activity that can treat disease. The systematic isolation, identification and characterization of large numbers of proteins is known as proteomics.

Genomic and proteomic technologies offer significant opportunities to improve the drug discovery process for at least three reasons. First, by focusing on gene and protein activity levels, or expression levels, researchers can learn more about the role genes and proteins play in causing and treating disease. Second, because genomics and proteomics help to decipher the mechanisms of disease, they provide more opportunities for intervening in the progression of disease, which should increase the ability to develop drugs with reduced side effects and increase the probability of clinical trial success. Finally, genomics and proteomics are expected to substantially increase the number of drug targets and potential new drugs.

To date, genomic research has focused primarily on categorizing gene function by grouping genes into related families based on similar DNA sequences, or homologies. The DNA sequencing process identifies the order of nucleotides in a segment of DNA. This sequence is then compared to sequences of known genes. This comparison can be valuable because genes with similar DNA sequences may have related functions. The growth of genomic research has led to the widespread commercialization of automated gene sequencers. The sequencing market was $509 million in 1998 and is expected to reach $1.3 billion by 2003. Currently, the worldwide installed base of automated sequencers is more than 13,500 units.

Sequence and homology data alone, however, are usually insufficient to determine gene function and materially impact the drug development process. Therefore, pharmaceutical and biotechnology companies and other research-based institutions require tools that will enable them to better understand the roles genes and proteins play in biochemical pathways and the mechanisms of disease.

Gene Expression Analysis

Gene expression analysis compares the activity levels of genes in diseased cells to genes in normal cells. Diseased cells often present a different expression profile than normal cells. The gene profile provides information regarding the expected expression levels of the associated proteins, which could prove to be good drug targets. In addition to facilitating the development of drug targets, expression patterns can be useful in predicting drug toxicity and efficacy in the pre-clinical testing phases.

Biochips have become the preferred technology for large-scale gene expression analysis. A biochip consists of thousands of fragments of DNA (either oligonucleotides, complete genes or other DNA) adhered to a specially treated and chemically modified glass slide or other substrate. Biochips are created through contact printing, ink jet printing or photolithography. Using biochips, researchers can analyze thousands of genes simultaneously and relatively quickly, enabling the efficient accumulation of large quantities of gene expression data.

To conduct gene expression analysis, biochips are exposed to a DNA sample labeled with a fluorescent tag. If a DNA molecule from the sample finds a complementary DNA molecule on the biochip, the two strands of DNA bind. This binding process is referred to as hybridization. A digitized image of the hybridized biochip is then created, and the image is analyzed using software that determines levels of gene expression.

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Finally, sophisticated analysis software, called bioinformatic software, compares the expression levels of genes on the biochip to the expression levels of genes on other biochips and genes stored in public and proprietary databases.

The biochip market encompasses instrumentation, custom and standard biochips, reagents, other consumables and service. Customers include pharmaceutical and biotechnology companies, academic and government laboratories, and other research facilities. According to Strategic Directions International, the biochip market was $104 million in 1998 and is expected to grow to $777 million by 2003.

Proteomics

Proteomics involves the large-scale separation, identification and characterization of proteins. Proteins are created, or translated, based on the information contained in genes. While gene expression data provide important information regarding the underlying proteins, they cannot predict all changes that occur to a protein after translation. This inability to accurately characterize proteins based on gene expression data is a result of protein control mechanisms that occur after the protein is synthesized from the gene. These control mechanisms are responsible for the regulation of the expression of the protein and modifications that occur to the protein to make it functional, including the addition of chemically active molecules and the combination of two or more proteins to form a functional protein complex. A high throughput system for identifying proteins, measuring protein expression levels and further characterizing proteins is needed. Consequently, proteomics is emerging as one of the fastest growing segments of the life sciences market.

Most proteomic researchers use two-dimensional (2-D) gel electrophoresis to separate proteins based on molecular weight and electric charge. This process allows the researcher to divide complex protein mixtures into individual proteins and quantify relative levels of protein expression under different experimental conditions. After completing the 2-D gel electrophoresis process, the researcher manually stains, washes and images the gels. These gels are then compared to each other to determine the protein expression levels. Next, the researcher locates and excises the desired proteins and separates them from the gels. These proteins are then digested into peptides, concentrated and introduced into a mass spectrometer.

Most researchers utilize a specialized form of mass spectrometry, known as MALDI-TOF, to accurately determine the molecular weight of proteins while achieving high throughput. Because peptides, the building blocks of proteins, have different masses, sophisticated bioinformatic software can use molecular weight and other data to search databases for known proteins with a matching molecular weight. If the protein cannot be identified, the researcher then uses other technologies to sequence the protein.

The proteomic market encompasses instrumentation, gels, reagents, other consumables and service. Strategic Directions International estimates that the proteomic market was $568 million in 1998 and will grow to $1.1 billion in 2003. Most of the growth is expected to be derived from electrophoresis and mass spectrometry products, the two largest segments of the proteomics markets. Strategic Directions International projects integrated systems combining electrophoresis and mass spectrometry will be the fastest growing segment of the proteomic electrophoresis product market.

Bioinformatics

Bioinformatic software is used by researchers to collect, manage, analyze and link complex data generated from genomic and proteomic studies. This software allows researchers to compare data with public and proprietary databases to quickly and cost-effectively identify those genes and proteins associated with a biological pathway and determine how abnormalities in their expression levels contribute to diseases. By better understanding the mechanism of a disease, researchers can identify potential targets for drug intervention.

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LIMITATIONS OF CURRENT BIOCHIP AND PROTEOMIC TECHNOLOGIES

With the exception of our products, we believe that most currently available biochip and proteomic technologies suffer from the following limitations:

-	Poor Quality Results. Quality results depend, in large part, on sensitivity, reproducibility and statistical validity. Many available products and processes lack sufficient sensitivity to detect gene and protein expression at low levels. Due to lack of automation, these products also are prone to error, contamination and poor reproducibility. Obtaining statistical validity requires the use of a sufficiently large sample population for experimentation, which is difficult to achieve with low throughput, manual instrumentation. Compatibility problems often result when customers attempt to integrate instrumentation and software from multiple vendors, complicating analyses and producing erroneous results.

-	Low Productivity. Most instruments currently available for gene expression analysis and proteomics are manual and low throughput. For example, biochip analyzers are generally capable of imaging and analyzing only one biochip at a time. The lack of walk-away capabilities dictates that valuable researcher time be spent observing and performing relatively routine tasks rather than designing experiments and analyzing data. Additionally, biochip technologies that do not permit biochip production at the customer site require the researcher to wait for the biochip vendor to design, produce and ship new biochips. This process typically requires weeks to months. Likewise, manual proteomic techniques are labor intensive, low throughput and require days or weeks to complete.

-	Lack of Flexibility. Existing biochip and proteomic instruments often do not allow researchers to tailor experiments to meet their particular needs. For example, some biochip technologies limit the types of DNA that may be used. Other products rely upon expensive, standard biochips which cannot be customized in a reasonable period of time. In proteomics, traditional techniques can isolate and process only a small number of proteins from a gel using manual methods, limiting the scope of potential experiments.

-	High Cost. Many companies charge multi-million dollar access fees and significant royalties for access to their biochip and proteomic technologies. In addition, for experiments requiring relatively small numbers of biochips, set-up costs to produce custom biochips can be prohibitive.

OUR SOLUTIONS

Our integrated biochip and proteomic systems are designed to overcome limitations present in existing products. Our products offer the following advantages:

-	High Quality Results. Our integrated and automated systems reduce data variability that often plagues manual and incompatible instruments produced by multiple vendors. By providing walk-away, high throughput capabilities, our systems reduce the risk of human error and sample contamination. Each instrument is designed to serve as a component of an integrated system, resulting in increased throughput, consistency and statistical validity. For example, our GeneTAC™ Biochip System achieves high levels of reproducibility and sensitivity as a result of our biochip production technology, proprietary hybridization process and sophisticated imaging and analysis software. Our proprietary Duracryl™ gels and the staining capabilities of our Investigator™ Proteomic System provide enhanced resolution of proteins and broad dynamic range, which facilitate highly reproducible separation and quantification of proteins expressed at low levels.

-	Increased Productivity. Our systems use advanced robotics and sophisticated software to automate both gene expression and protein analysis. Our automated systems allow users to complete large scale,

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statistically meaningful experiments in significantly less time than with manual processes and stand-alone instruments. This allows researchers to focus on interpreting and analyzing data, instead of integrating, optimizing and validating instruments. For example, our GeneTAC™ Biochip System enhances productivity by providing unattended, automated biochip production, processing, imaging and analysis. With our Flexys® Robotic Workstation with Autoloader, researchers can produce 336 custom biochips overnight without human intervention, eliminating the need to wait weeks or months for custom biochips from outside vendors. In addition, we believe our GeneTAC™ Hybridization Station is the only commercially available product for automating the hybridization of biochips. Our Investigator™ Proteomic System automates 2-D gel staining and washing, and protein extraction, digestion, filtration, and concentration. This reduces the man-hours required to identify 100 proteins from more than 26 hours to less than one hour.

-	Enhanced Flexibility. Our systems enable customers to design their experiments to meet research objectives. Our GeneTAC™ Biochip System permits users to select different types of DNA for production of biochips and reduces reliance on standard biochips. Furthermore, our system allows researchers to independently design and produce their own custom biochips incorporating previous experimental results in a matter of hours. Our Investigator™ Proteomic System enables users to quickly analyze proteins that are operator selected or pre-identified using our proprietary software, including proteins expressed at low levels that can be difficult to identify with manual techniques.

-	Lower Cost. Each of our systems is designed to produce results in less time and at lower cost than alternative approaches. We do not charge royalties, technology access fees or license fees for the use of our biochip or proteomic systems. Additionally, our automated systems decrease labor content by reducing the need to perform repetitive and complex tasks. Moreover, our GeneTAC™ Biochip System reduces the set-up costs incurred in the production of custom biochips.

OUR STRATEGY

We are, and intend to continue to be, a premier provider of integrated biochip and proteomic systems and services that enable our customers to analyze genomic and proteomic data, understand biochemical pathways and elucidate the mechanisms of disease. Key elements of our strategy include:

-	Lead genomic and proteomic product markets. We intend to strengthen our global position in the biochip and proteomic markets. To this end, we plan to continue to rapidly expand our customer base through investment in our direct sales efforts in the United States, United Kingdom and Japan. In other markets we intend to expand our customer base through our recent sales and marketing collaboration with PerkinElmer. PerkinElmer is a leading provider of analytical instrumentation and high throughput screening tools for drug discovery with marketing, sales and distribution capabilities in over 100 countries.

-	Enhance our product offering through internal development and acquisitions. We intend to continue to improve the throughput, reproducibility and sensitivity of our automated biochip and proteomic systems through internal research and development and acquisitions of complementary companies, products and technologies.

-	Generate recurring revenue. We view consumable products, contract research services and product service and support as significant opportunities to enhance our revenue. Our precast gels, biochips, reagents and other consumables are designed to optimize the performance of both our biochip and proteomic systems. In addition to our GeneMAP™ Cancer Array, we are developing standard biochips for chromosome, disease and tissue specific research. We also generate recurring revenue by providing

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contract research services, training and product service and support to users of our instrumentation and systems. We expect these revenues to continue to increase in the future.

-	Facilitate and capitalize on the convergence of gene expression analysis and proteomics. While gene expression analysis and proteomics are frequently viewed as distinct research areas, each provides valuable, but incomplete, data on gene and protein function. We believe that the efficient analysis of the complex relationships between genomic and proteomic data will advance the understanding of biochemical pathways and accelerate the discovery of the mechanisms of disease, leading to more productive and cost effective drug discovery. We believe that our biochip and proteomic systems, in combination with powerful bioinformatic software, can be used to produce, analyze and interpret the combined data from these two disciplines. We intend to promote, facilitate and capitalize on the convergence of gene expression analysis and proteomics.

OUR PRODUCTS

We design, develop, manufacture, market and sell instrumentation, software, consumables and services for large scale gene expression and proteomic research. Unlike many other life sciences companies in the gene expression and proteomics markets, we offer integrated systems with demonstrated market acceptance. Our biochip and proteomic systems provide high-volume processing, sensitivity and reproducibility, enabling researchers to perform complex, large scale gene expression and proteomic experiments at lower costs and in less time than with traditional techniques.

For the past three fiscal years, the percentage of revenue attributable to our product and service categories was as follows:

	Percentage of Total Revenue
	1999	1998	1997
Instruments	88%	87%	45%

Consumables	5%	2%	0%

Software*	—	—	44%

Service	7%	11%	11%

* Commencing in 1998, software has not been sold separately and is included in instrument revenue

Our GeneTAC™ Biochip System

Our principal system for gene expression analysis is the GeneTAC™ Biochip System. We believe that the GeneTAC™ Biochip System is the only commercially available comprehensive and integrated biochip system. The instruments comprising the system allow complete gene expression analysis, including DNA library management, biochip production, hybridization, imaging, analysis, and results reporting. Our automated systems-based approach generates highly reproducible data, facilitates usage and training, minimizes compatibility problems and allows rapid and efficient analysis.

For customers who prefer not to purchase the entire GeneTAC™ Biochip System, we sell each of its components separately. Each modular component operates independently but is designed to seamlessly integrate with the other components to form a comprehensive system.

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Our GeneTAC™ Biochip System consists of the following components:

Step	Product	Function

1	Flexys® Robotic Workstation with AutoLoader	Creates and manages DNA libraries; produces biochips by contact printing thousands of genes from DNA libraries on to glass slides

2	GeneTAC™ Hybridization Station	Hybridizes sample DNA with the DNA printed on the biochip using automated heating, cooling and washing steps
–	GeneTAC™ Hybridization Reagents	Ensures high quality results using proprietary reagents

3	GeneTAC™ Biochip Analyzers	Automatically creates digitized images of multiple biochips

4	GeneTAC™ Integrator Software	Collects and analyzes gene expression data from the biochips
–	GeneMAP™ Arrays and Custom cDNA Biochips	Standard and custom biochips

Flexys® Robotic Workstation with Autoloader

Our Flexys® Robotic Workstation with Autoloader is a high-throughput, high precision robot for biochip production. It is capable of producing biochips from various types of DNA, including cDNA, oligonucleotides and complete genes. Our Flexys® also performs most of the tasks required for biochip production support, including colony picking, re-arraying, high-density gridding, replicating, and other DNA library management applications. Our Flexys® offers walk-away automation with the ability to produce up to 336 biochips in an overnight run without human intervention. Its matched titanium printing pins provide enhanced reproducibility and durability for biochip production. The Flexys® has built-in flexibility for scaling biochip production and proven reliability with over 100 installations worldwide.

GeneTAC™ Hybridization Station

Our GeneTAC™ Hybridization Station provides high tolerance heating, cooling, washing and sample agitation for automated hybridization of up to 12 biochips simultaneously. Our hybridization station provides reduced experimental times, higher sensitivity and better uniformity and reproducibility than time consuming and error-prone manual methods. We believe we offer the only commercially available product for automated biochip hybridization. In addition, our hybridization station can be linked to our GeneTAC™Integrator Software and its relational database for automated results databasing and analysis. We also sell a complete line of proprietary hybridization reagents used in the GeneTAC™ Hybridization Station.

GeneTAC™ Biochip Analyzers

We currently produce and sell two different biochip analyzers, the GeneTAC™ 2000 and the GeneTAC™ LS4. Our biochip analyzers are a complex combination of optics, electronics, detectors, mechanical components and sophisticated software used to image biochips without human intervention. Our high sensitivity analyzers are capable of rapidly imaging up to 24 biochips in a single run. The GeneTAC™ 2000 has the flexibility to use a larger number of fluorescent dyes, including existing dyes and those that may be developed in the future. The GeneTAC™ LS4 offers a higher level of detail in the image of the biochip using dyes that are presently available on a commercial basis.

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GeneMAP™ Arrays and Custom cDNA Biochips

Our first standard biochip, the GeneMAP™ Cancer Array, consists of 1,152 genes believed to be implicated in cancers. We are currently developing additional standard and custom cDNA biochips for chromosome, tissue and disease-specific studies using a cDNA library developed in collaboration with a leading university. This library contains sequence-verified human cDNA representing more than 26,000 genes.

Our Investigator™ Proteomic System

Our Investigator™ Proteomic System is a complete turn-key solution for conducting advanced proteomics research on a large-scale basis. We believe it is the only commercially available automated and integrated proteomic system. Our Investigator™ Proteomic System integrates 2-D gel electrophoresis with mass spectrometry into a highly automated and reproducible system through a series of robots and software.

For customers who prefer not to purchase the entire Investigator™ Proteomic System, we sell each of its components separately. Each modular component operates independently but is designed to seamlessly integrate with the other components to form a complete system.

Our Investigator™ Proteomic System consists of the following components:

Step	Product	Function

1	Investigator™ 2-D Gel Electrophoresis System	Performs high resolution separations of complex protein mixtures using reproducible, semi-automated gel technology

2	Investigator™ Gel Processor	Automatically stains and washes 10 large format gels concurrently in preparation for imaging and analysis

3	Investigator™ Image Acquisition System	Creates high resolution, digitized images of 2-D gels

4	Investigator™ HT Proteomic Software	Determines mass, electric charge and expression levels of proteins; auto-selects targeted proteins for further analyses

5	Investigator™ ProPic™	Extracts up to 160 gel plugs per hour from a 2-D gel; places extracted protein plugs in 96 well plates and catalogues location and selected data for each protein plug

6	ProGest™ Digestion Station	Automatically recovers proteins from gel plugs extracted by the ProPic™, performs all necessary wash steps, and digests proteins into peptides in preparation for mass spectrometer analysis

7	ProMS MALDI Preparation Station	Automatically filters the sample and concentrates the peptides digested by the ProGest™; transfers the peptides to a MALDI-TOF mass spectrometer sample plate

8	Investigator™ ProTOF™ Mass Spectrometer	Produces highly accurate molecular weight data

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Investigator™ 2-D Gel Electrophoresis System

Our Investigator™ 2-D Gel Electrophoresis System enables high throughput protein separation with reproducible results. The system uses our proprietary Duracryl™ gels, which offer high resolution and about twice the tensile strength of ordinary acrylamide gels. This enhanced tensile strength provides our customers with a durable platform for protein separation and reduces the risk of tearing or other damage to the gel. To meet the high throughput requirements of proteomics, the Investigator™ 2-D Gel Electrophoresis System is capable of running ten gels simultaneously. We also sell a complete line of precast gels, chemicals and reagents for use with the system.

Investigator™ Gel Processor

Our Investigator™ Gel Processor stains gels in preparation for imaging. It is capable of automatically staining and washing ten large format gels simultaneously. We believe that it is the only commercially available product for automated staining and washing of multiple gels, offering improved productivity, uniformity and reproducibility compared to manual methods. The Gel Processor offers factory-programmed protocols and also enables the customer to add and store additional protocols. We also supply a full line of proprietary reagents for use with this product, including stains and wash solutions.

Investigator™ Image Acquisition System

Our Investigator™ Image Acquisition System contains a scientific grade imager for creating high-resolution, digitized images of 2-D gels stained with either visible or fluorescent dyes. With this system, the image is directly loaded into the Investigator™ HT Proteomic Software and is ready for analysis.

Investigator™ ProPic™

Our Investigator™ ProPic™ excises and extracts protein spots, or plugs, from 2-D gels based on information provided by the Investigator™ HT Proteomics Software. Our ProPic™ is capable of extracting up to 160 gel plugs per hour from a 2-D gel, placing the extracted protein spots in 96 well plates, and cataloging the location of each plug, its approximate molecular weight, and its electric charge, all without human intervention. We also sell proprietary consumables for use with the ProPic™.

ProGest™ Digestion Station

Our ProGest™ Digestion Station is used to break up, or digest, proteins into peptides. It is capable of automatically processing up to 96 proteins simultaneously. This system accepts 96 well plates containing protein plugs from 2-D gels that have been excised by the Investigator™ ProPic™. The ProGest™ then automatically recovers the protein from gel plugs, performs all necessary wash steps, and digests the protein into peptides in preparation for mass spectrometer analysis. We believe it is the only commercially available system capable of simultaneous, automated digestion of 96 discrete proteins. We also sell a proprietary reagent kit for use with the ProGest™.

ProMS MALDI Preparation Station

Our ProMS MALDI Preparation Station accepts a 96 well plate directly from the ProGest™ for filtration of the sample and concentration of the peptides. These peptides are then transferred to a MALDI-TOF mass spectrometer sample plate. The ProMS will accept MALDI sample plates from all major manufacturers. It performs additional clean-up of samples to maximize detection capability and reduce contaminants and then automatically dispenses up to 96 samples onto MALDI-TOF targets.

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Investigator™ ProTOF™ Mass Spectrometer

Our Investigator™ProTOF™ Mass Spectrometer is capable of extremely precise protein mass measurements, without the need for special sample preparation. The product includes an autoloader for walk-away processing of hundreds of protein samples and sophisticated software for automated database searches.

Our Bioinformatic Products

Our advanced bioinformatic and database software tracks, integrates and stores the data generated by the various components of our biochip and proteomic systems. This software also performs expression analyses, supports database queries and other analyses, enables data retrieval from public databases and databases owned or licensed by our customers and facilitates presentation of results. Our software is designed for use with our systems and is not sold separately.

The principal software products developed for use with our biochip and proteomic systems are as follows:

Product	Function

GeneTAC™ Integrator Software	Interprets and analyzes gene expression data from biochips; queries proprietary and public genomic databases

Investigator™ HT Proteomic Software	Identifies proteins and determines expression levels; auto-selects proteins for further analysis

Protein Warehouse™ Software	Collects experimental data from all Investigator™ Proteomic System instruments and stores them in database; uses Internet-enabled collection of 2-D gel images for user interface, automatically performs searches of proprietary and public databases for identified proteins

GeneTAC™ Integrator Software

Our GeneTAC™ Integrator Software is a user-friendly, Windows® NT based software package that collects and integrates data from the Flexys® Robotic Workstation, the GeneTAC™ Hybridization Station and the GeneTAC™ Biochip Analyzers. The data are stored in a relational database. This software performs all of the biochip image analyses, and compares genes on a single biochip or across many biochips. This software provides a complete gene expression profile for each biochip and automatically collects and compares the gene data with genomic information stored in proprietary and public databases, including GenBank. The GeneTAC™ Integrator Software supports sophisticated database queries and presents the data in both numerical and graphical format.

Investigator™ HT Proteomic Software

Our Investigator™ HT Proteomic Software allows researchers to identify the expression level, electric charge, and approximate mass for each protein in a gel. We believe this software enables the most complete and automated analysis of 2-D gels commercially available, allowing faster and more accurate spot finding than other products. This advanced software links directly to our Protein Warehouse™ Software to provide for automated protein analysis and identification. Our Investigator™ Proteomic Software also sends data directly to the Investigator™ ProPic™ for automated excision of protein spots from a 2-D gel.

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Protein Warehouse™ Software

Our Protein Warehouse™ Software collects, organizes and stores all the data produced by each instrument included in the Investigator™ Proteomic System. This software allows customers to store data in different formats and retrieve and analyze information collected by the various system components, including electric charge, molecular weight, mass spectrometry and other experimental data. The software offers an Internet-enabled user interface and is capable of extracting data from popular public databases like GenBank and SWISS-PROT.

Our Contract Research Services

We use our GeneTAC™ Biochip System and Investigator™ Proteomic System to provide contract research services. Customers may choose to use our contract research services for various reasons, including a desire to outsource gene expression and proteomic research, insufficient capacity to perform all gene expression and proteomic work in their laboratory or lack of sufficient funds to purchase or assemble a biochip or proteomic system. We employ eight scientists with PhD degrees in molecular biology, protein chemistry and related disciplines who provide contract services. We believe that our contract research services improve our market penetration and provide us with insight into our customers’ needs. Additionally, we generate revenue and strengthen customer relationships by conducting biochip and proteomic training classes.

CUSTOMERS

Since 1997, we have sold our systems and instrumentation to more than 100 pharmaceutical and biotechnology companies, government agencies, universities and private research institutions. Our five largest customers, in our three principal customer categories, based on 1997-1999 sales were:

Market Segment	Customers

Pharmaceutical	Parke-Davis, a Division of Warner-Lambert Company
Merck & Co., Inc.
Monsanto Company
Corning Incorporated
Novo Nordisk A/S (Denmark)

Biotechnology	diaDexus, LLC
Biogen, Inc.
Cogent Neuroscience Inc.
Shionogi BioResearch Corp. (Dana-Farber Cancer Institute)
Akkadix Corporation

Other Research Institutions	RIKEN Genome Science Center (Japan)
Ludwig Institute for Cancer Research
MD Anderson Cancer Center
University of Louisville
National Institutes of Health

MARKETING, SALES AND SUPPORT

Marketing

We market our products to pharmaceutical and biotechnology companies, government agencies, universities and private research institutions. Our marketing strategy emphasizes our integrated systems approach, sophisticated instrumentation, proprietary consumables and product support. We market our products

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through direct sales calls, advertising, marketing materials, participation in international, national and regional trade shows, and on our Website at www.genomicsolutions.com. We emphasize complete system sales and plan to increasingly target the growing aftermarket for biochips, precast gels, reagents, other consumables, support and contract research services.

In December 1999, we entered into a strategic sales and marketing alliance with PerkinElmer, a global leader in analytical instruments and high throughput screening tools for drug discovery. PerkinElmer is responsible for marketing and sales of our products outside of our core markets, which include the United States, the United Kingdom and Japan. PerkinElmer markets our products at its own expense throughout its distribution territory. Under this arrangement, our products continue to be sold under our name and logo but will also have the benefit of the PerkinElmer mark, a widely recognized name in the life sciences instrumentation market. We believe the PerkinElmer relationship will increase our name recognition, market penetration and customer contacts worldwide.

Sales

Core Markets

We consider the United States, Japan and the United Kingdom to be our core markets. Product sales in these markets generated approximately 84% of our revenues during 1999. We maintain company facilities and direct sales forces in these markets. In addition, PerkinElmer provides lead generation and sales assistance in our core markets. We will continue to invest in expanding our sales presence in these markets.

Other Markets

PerkinElmer, with distribution in over 100 countries and a worldwide sales and support network, has been the exclusive distributor of our products outside of the United States, Japan and the United Kingdom since December 1999. PerkinElmer has already begun to devote significant resources to its sales effort for our products. We believe the PerkinElmer relationship will allow us to accelerate sales outside of our core markets and at a lower cost than establishing our own sales, distributor and support network in these markets. We anticipate that this relationship will allow us to devote more resources to research, new product development and our core market sales.

Support

We consider product service and support to be a critical component of our long term growth strategy. We believe our existing customers provide opportunities for additional revenue through the purchase of service contracts, product upgrades, training, consumables and additional instruments. Service and support activities are conducted by our in-house and field service personnel in the United States, the United Kingdom and Japan and by PerkinElmer in other markets.

RESEARCH AND DEVELOPMENT

Research and development is an essential component of our strategy to maintain and strengthen our global position in biochip and proteomic systems. As of December 31, 1999, we had 31 employees working in research and development, 15 of whom hold PhD or other advanced degrees. In 1999, our research and development expenditures were $4.8 million, representing 35% of our total operating expenditures. We anticipate that research and development expenditures will continue to increase in the future.

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Our research and development efforts are divided into the following six areas: robotic and fluid handling systems; applications software; imaging systems; molecular biology; proteomics; and mass spectrometry. Our activities are focused on new technology and product development, including improvements to our existing products and development of new products or applications that capitalize on our expertise. Particular areas of focus include creation of new standard biochips, improvements to existing robotics and software, bioinformatic software for the integration of gene expression and protein data and sensitivity improvements for existing products.

COMPETITION

While we are a leading provider of integrated biochip and proteomic systems, the markets for our products are competitive and we expect the intensity of competition to increase. Many of our products or systems automate tasks that were historically undertaken manually. While our systems cost significantly more than manual methods, they allow researchers to perform more experiments in a shorter period of time. We expect new competitors to enter the market in those areas where we believe we are the only product or solution provider. Also, many of our existing competitors, alone or in conjunction with their strategic partners, have greater financial, operational, sales, marketing and research and development experience then we do. These competitors and others may have developed products or technologies of which we are unaware or may in the future develop technologies or products that render our products obsolete or non-competitive.

We believe that our principal biochip competitors are Affymetrix Inc, Amersham Pharmacia Biotech and Incyte Pharmaceuticals Inc. While we do not believe that any of these companies offer integrated biochip systems for producing, processing, imaging and analyzing biochips, they do manufacture biochips and, in some instances, offer biochip imaging, production and analysis components employing competing technologies. We are not aware of any company developing a complete system directly competitive with the Investigator™Proteomic System, although other companies currently offer, or have announced their intention to offer, various components. These companies include Amersham Pharmacia Biotech and Bio-Rad Laboratories. Finally, emerging and embryonic technologies such as capillary electrophoresis and lab-on-a-chip are potentially competitive with some of our proteomic systems components.

Many companies develop bioinformatics software. While we develop and license bioinformatics software, it is designed for use with our systems and is not licensed on a stand-alone basis. As a result, we do not consider other bioinformatic software vendors to be our competitors.

Our competitors may succeed in producing products that employ superior technologies or processes, obtain patents for these products or market their products more effectively than we market our products. We believe our ability to compete effectively is dependent, in part, on our ability to continue to improve the technologies underlying our products and systems to enable researchers to conduct gene expression and proteomic research with greater throughput and reproducibility at lower cost.

MANUFACTURING

We currently have four production facilities. Robotic and fluid handling systems manufacturing occurs in our Huntingdon, England facility, imaging systems manufacturing and engineering occurs in our Lansing, Michigan facility, application software and biochip production occurs in our Ann Arbor, Michigan facility, and reagents and consumables production occurs in our Chelmsford, Massachusetts facility.

For our instrumentation products, we focus on manufacturing proprietary sub-assemblies, including electronic modules, mechanical fixtures, and optical assemblies, as well as final instrument assembly and

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testing. We contract labor intensive sub-assemblies of a non-proprietary nature to third party suppliers. This strategy minimizes labor overhead and maximizes quality control and space utilization. We either manufacture critical components or obtain them from a limited number of third-party manufacturers with which we have developed strong relationships. For non-critical components, we use multiple redundant third-party suppliers to guard against part shortages and component cost increases. We manage purchasing and inventory using a computerized material resource planning system that is linked via software to our accounting system.

INTELLECTUAL PROPERTY

To establish and protect our proprietary technologies and products, we rely on a combination of patents, copyrights, trademarks and trade secret laws, as well as confidentiality provisions in our contracts.

We currently hold three U.S. patents. Our patents generally relate to robotic, imaging and microfluidic technologies incorporated into our products. In addition, we have applied for two U.S. patents, six USPO provisional patents, one United Kingdom patent and one Patent Cooperation Treaty - PCT patent. These applications may not result in issued patents. Further, issued patents may not provide us with significant protections.

Generally, United States patents have a term of 17 years from the date of issue for patents issued from applications filed with the U.S. Patent Office prior to June 8, 1995, and 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Our issued United States Patents will expire between 2007 and 2011. Our success depends to a significant degree upon our ability to develop proprietary product technologies. We intend to continue to file patent applications as we develop new products and technologies.

Patents provide a level of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in the areas of genomics. As a result, we cannot assure you that patents will issue from any of our patent applications. The scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States and Canada. In light of these factors, our intellectual property positions bear some degree of uncertainty.

We also rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their interests in patents and copyrights arising from their work for us. However, it is possible that these agreements may be breached or invalidated and if so, there may not be an adequate corrective remedy available. Despite the measures we have taken to protect our intellectual property, we cannot assure you that third parties will not breach the confidentiality provisions in our contracts or infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. In addition, we cannot assure you that third parties will not independently discover or invent competing technologies or reverse engineer our trade secrets, or other technology. Therefore, the measures we are taking to protect our proprietary rights may not be adequate.

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We copyright our software, software source code, applications protocols, operator and service manuals and other documents.

While most of our technology was developed internally or acquired, we have developed certain technology in collaboration with third parties, including the Sanger Centre and HD Technologies. We licensed the intellectual property relating to our Flexys® Robotic Workstation from the Sangre Center on a world-wide, exclusive basis in perpetuity. We own all intellectual property related to the development of our ProTOF™ mass spectrometer resulting from our collaboration with HD Technologies.

Although we are not a party to any legal proceedings, in the future, third parties may file claims asserting that our technologies or products infringe on or misappropriate their intellectual property. We cannot predict whether third parties will assert these claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against such claims, whether they are with or without merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management’s attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all, which could seriously harm our business or financial condition.

COLLABORATION AND LICENSE AGREEMENTS

While most of our technology was acquired or developed internally, we have collaboration or license agreements that cover the following technology:

-	The technology used to create the Flexys(R)Robotic Workstation was originally developed in the United Kingdom in collaboration with the Sanger Centre. We hold an exclusive worldwide license to use technology and any related improvements created by the Sanger Centre for the Flexys(R) Robotic Workstation.

-	Under our strategic alliance with PerkinElmer, we have the right to license various PerkinElmer technology, including time resolved florescence technologies which improve the sensitivity and quality of biochip and protein separations images, on a non-exclusive basis on such terms as may be agreed in the future.

-	HD Technologies, a wholly-owned subsidiary of ThermoQuest Corporation, manufactures components of our ProTOF™ mass spectrometer and engages in related research and development on our behalf on a contract basis. While we own all rights to the technology created by HD Technologies during the development of our ProTOF™ mass spectrometer, ThermoQuest has a license to use and distribute such technology for non-competitive uses.

GOVERNMENT REGULATION

We are not presently subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate.

FACILITIES

Our principal executive offices are located in 14,500 square feet of leased spaced in Ann Arbor, Michigan. We also lease 11,000 square feet for our imaging system manufacturing and engineering operations in

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Lansing, Michigan, and 5,200 square feet in Chelmsford, Massachusetts for our proteomic contract services and consumables business and proteomic research and development. Our wholly-owned subsidiary in the United Kingdom, Genomic Solutions Ltd., leases approximately 18,000 square feet of space in Huntingdon, England for robot and fluid handing systems development and manufacture as well as marketing, sales, and support for the United Kingdom. Additionally, our wholly-owned subsidiary in Japan, Genomic Solutions KK, leases approximately 3,500 square feet of space in Tokyo for domestic marketing, sales, and technical support.

EMPLOYEES

As of December 31, 1999, we had 108 full-time employees, 29 of whom hold PhD or other advanced degrees. Approximately 31 employees are engaged in research and development, 31 in marketing, sales and support, 29 in manufacturing and 17 in intellectual property, finance and other administrative functions. We believe that we maintain good relations with our employees.

SCIENTIFIC ADVISORS

We have established a core group of scientific advisors made up of leading scholars in the fields of genomics and proteomics. Our scientific advisors consult with us on matters relating to the development of our products described elsewhere in this prospectus. Our scientific advisors are reimbursed for the reasonable expenses of attending meetings. We have granted five scientific advisors an option to purchase 5,000 shares of our callable common stock. Our scientific advisors are as follows:

Advisor	Institution

Rolf Apweiler, PhD	European Bioinformatics Institute, Hinxton, England

Keith Ashman, PhD	European Molecular Biology Lab, Heidelberg, Germany

Michael Liebman, PhD	Roche Bioscience, Palo Alto, California

Ellen Puré, PhD	Ludwig Institute for Cancer Research, New York, New York

James Sikela, PhD	University of Colorado Health Sciences Center, Department of Pharmacology and Human Medical Genetics Program

Richard Wooster, PhD	Haddow Laboratories, Institute for Cancer Research, Sutton, England

LEGAL PROCEEDINGS

We are not engaged in any legal proceedings.

We have received a letter from Molecular Dynamics, Inc. threatening to file a complaint against us in California as a result of our failure to purchase shares of capital stock of Meridian Instruments, Inc. owned by Molecular Dynamics. The demand seeks payment of $732,175, increased by $8,333 each month until payment is made. In 1998, we purchased assets from Insight Biomedical Imaging, which in 1997 acquired assets of Meridian Instruments through a lien foreclosure. Molecular Dynamics claims to have had the contractual right to require Meridian Instruments to purchase the shares of Meridian Instruments owned by Molecular Dynamics. Molecular Dynamics has asserted, among other things, that we assumed the purchase obligation, that we are a legal successor of Meridian Instruments, and that there was a fraudulent transfer of Meridian Instruments assets. We do not believe we have any liability to Molecular Dynamics and we are attempting to resolve the matter.

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EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position

Jeffrey S. Williams	34	President, Chief Executive Officer and Director

Michael P. Kurek, PhD	52	Executive Vice President of Sales and Service

Steven J. Richvalsky	38	Chief Financial Officer, Executive Vice President, Secretary and Treasurer

Andrew A. Jakimcius	40	Executive Vice President of Operations

Christine M. Ethier	37	Vice President of Proteomics

Shannon M. Richey	34	Vice President of Genomics

Robert G. Shepler	43	Chairman of the Board

P. Nicholas King	60	Director

J. Matthew Mackowski	45	Director

Daniel J. Mitchell	43	Director

Damion E. Wicker, M.D.	39	Director

Jeffrey S. Williams

Mr. Williams joined us in March 1997 as our President, Chief Executive Officer and a director. From 1995 until joining us, Mr. Williams served as the Executive Vice President and Chief Operating Officer of International Remote Imaging Systems, a publicly-traded company specializing in digital imaging products for the clinical diagnostics and research marketplaces. Mr. Williams’ prior employment included various positions at Boehringer Mannheim GmbH, a global healthcare company, most recently as Vice President and Global Business Manager. He also served in various sales and marketing capacities with the Organon Pharmaceutical division of Akzo Nobel and the University of Michigan’s Intellectual Properties Office. Mr. Williams received a BS in Biology from Alma College and an MBA from the University of Michigan.

Michael P. Kurek, PhD

Dr. Kurek has served as Executive Vice President of Sales and Service since joining us in December 1997. From January 1996 until joining us, Dr. Kurek was Vice President of Business Development for Gene Codes Corporation, a bioinformatics company, where he was responsible for global sales, marketing, and business development efforts. From January 1990 to December 1996, he was Vice President of Business Development for the Michigan Center for High Technology, where he managed a business incubator and provided management assistance to over 50 start-up companies. Previously, Dr. Kurek served as Director of Marketing and Sales for BioPolymers, Inc., a start-up medical device company. Prior to BioPolymers, he was Director of Business Development for Repligen, a biotechnology company and Product Manager, Life Sciences for the Millipore Corporation. Prior to joining Millipore, Dr. Kurek had conducted biomedical research at Case Western Reserve University, the Boston University School of Medicine, and the Boston

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Biomedical Research Institute. Dr. Kurek received a BS in Biology from Boston College, a PhD in Genetics from Florida State University and an MBA from Boston University.

Steven J. Richvalsky

Mr. Richvalsky joined us as our Chief Financial Officer, Executive Vice President, Secretary and Treasurer in October 1997. From August 1995 until joining us, Mr. Richvalsky served as Senior Manager of Corporate Financial Analysis, Planning and Reporting at Comshare, Inc., a software company. Prior to Comshare, Mr. Richvalsky held various accounting and finance positions with US Robotics, Inc., a modem and data communications company, including Controller for its modem division and financial manager of its international operations. Prior to US Robotics, he was a Senior International Accountant with Galileo International, Inc. Mr. Richvalsky began his career with Ernst & Young as an Audit Manager in their Entrepreneurial Services Group. Mr. Richvalsky received a BS in Business Administration from John Carroll University and is a Certified Public Accountant.

Andrew A. Jakimcius

Mr. Jakimcius has served as our Executive Vice President of Operations since April 1998. He joined the Bio Image Products Group of Millipore Corporation in 1991. Prior to joining us, Mr. Jakimcius held various management, engineering and software development positions at imaging and medical-related companies, including Synthetic Vision Systems, Automated Custom Systems, Machine Vision International, and Medtronic. Mr. Jakimcius received a BS in Engineering and a MS in Bioengineering from the University of Michigan and an MBA from Eastern Michigan University.

Christine M. Ethier

Ms. Ethier has served as our Vice President of Proteomics since November 1999. She joined our predecessor, B.I. Systems Corporation, in 1994 as a Field Marketing Manager and has held positions in product management, field marketing and technical support with us. Prior to joining us, Ms. Ethier held various sales positions with Millipore Corporation in its Analytical and Chromatography Divisions and Boehringer Mannheim Corporation in its Biochemicals Division. Ms. Ethier received a BS in Biology from Western Michigan University.

Shannon M. Richey

Ms. Richey has served as our Vice President of Genomics since November 1999. She joined us in 1997 as a product manager and in 1998 was given product management responsibility for the GeneTAC™ Biochip product line. Prior to joining us, Ms. Richey worked from 1993 to 1997 as a product manager for Baxter/ Hyland-Immuno where she managed its anti-inhibitor hemophilia line. From 1990 to 1993, Ms. Richey worked for Schering Plough, most recently as a marketing manager. Ms. Richey received a BA degree from Wayne State University and an MBA from Cornell University.

Robert G. Shepler

Mr. Shepler has been chairman of our board since 1994. Mr. Shepler has been a partner of Mackowski & Shepler, a private equity investment firm, since 1992. Prior to Mackowski & Shepler, Mr. Shepler served as a senior officer with the investment banking division of Merrill Lynch & Co. He is currently a director of

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several other private companies. He received a BA from Duke University and an MBA from New York University.

P. Nicholas King

Mr. King has served as a director since January 1998. Mr. King is the founder and Managing Director of King Consultancy, a firm specializing in executive-level general management consulting since 1985. He was also Chairman of PBA Technology until it was acquired by us in December 1997. Prior to forming King Consultancy, Mr. King served in various executive roles with The Tek Group of Cambridge and Cambridge Consultants, Ltd. Mr. King’s early career was spent with Staflex International Ltd., British European Air-ways and Rolls Royce Ltd. He received a Higher National Certificate in Mechanical Engineering from Derby & District College of Technology and a BSc in Mechanical Engineering from the Imperial College of London University.

J. Matthew Mackowski

Mr. Mackowski has served as a director since 1994. Mr. Mackowski has been a partner of Mackowski & Shepler since 1992. Prior to forming Mackowski & Shepler, Mr. Mackowski served as a partner of Robertson, Stephens & Co. and was an officer of Citicorp Venture Capital, Ltd. Mr. Mackowski is a director of Health Systems Design Corp. and several private companies. He received a BA from Duke University and an MBA from the Wharton School.

Daniel J. Mitchell

Mr. Mitchell has served as a director since 1997. Mr. Mitchell is currently a partner of Capital Health Venture Partners and Sequel Venture Partners. Prior to co-founding Capital Health Venture Partners in 1985, he was with the Institutional Venture Capital Fund at the First National Bank of Chicago. Mr. Mitchell is a director of Xcare.Net, Simione Central Holdings, Inc. and several private companies. He received a BS from the University of Illinois and an MBA from the University of California-Berkeley.

Damion E. Wicker, M.D.

Dr. Wicker has served as a director since January 1998. Dr. Wicker is a General Partner at Chase Capital Partners. Prior to joining Chase Capital Partners in April 1993, Dr. Wicker was President of Adams Scientific and held positions with MBW Venture Partners and Alexon, Inc. Dr. Wicker was also a Commonwealth Fund Medical Fellow for the National Institutes of Health. In addition to Genomic Solutions, he currently is a director of Landec, V. I. Technologies and several private companies. Dr. Wicker received a BS from MIT, an M.D. from Johns Hopkins University, and an MBA from the Wharton School.

CLASSES OF THE BOARD

Our board currently has six members. Under our certificate of incorporation, our board is divided into three classes of directors serving staggered three-year overlapping terms, with one class of directors elected at each annual meeting of stockholders. Our certificate also provides that in the event we give notice of the exercise of our right to redeem our callable common stock, the term of each director will terminate.

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BOARD COMMITTEES

The audit committee of the board of directors was established in January 1998 and reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, the fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are Messrs. Mackowski and Shepler and Dr. Wicker.

The compensation committee of the board of directors was established in January 1998 and recommends, reviews and oversees the salaries, benefits and stock plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans. The members of the compensation committee are Messrs. King, Mackowski and Mitchell.

DIRECTOR COMPENSATION

We do not currently pay directors cash compensation; however, they are reimbursed for the reasonable expenses of attending the meetings of the board of directors or committees. Under our 1998 Non-Employee Director and Consultant Stock Option Plan, each individual who was a non-employee member of the board of directors at the time the plan was adopted and each individual who becomes a non-employee member of the board automatically receives an option to purchase 10,000 shares of our callable common stock on the date the individual joins the board of directors. In addition, directors may receive additional options or other compensation at the board’s discretion. For a further description of our benefit plans, please see “Employee benefit plans.”

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our compensation committee currently consists of Messrs. King, Mackowski and Mitchell. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past. None of the members of the compensation committee has been an officer or employee of ours at any time. Prior to the formation of the compensation committee in January 1998, the board of directors as a whole made decisions relating to compensation of our executive officers.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

All of our current employees have entered into agreements with us which contain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information, the assignment of inventions and restrictions on soliciting our clients, employees or independent contractors.

Currently, the only executive officer with a formal employment agreement with us is Mr. Williams. With the exception of our employees in the United Kingdom, none of our employees is employed for a specified term, and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause.

Mr. Williams’ employment agreement is for a term of three years beginning January 1, 2000 and provides for a salary of $225,000 per year, subject to periodic increases by our board of directors at its discretion. Mr. Williams is eligible to receive a bonus each year as determined by our board. In connection with his employment with us, we have agreed to grant Mr. Williams, upon the completion of this offering, options to purchase 150,000 shares of our callable common stock at a price per share of 90% of the offering price. Mr. Williams is entitled under his employment agreement to receive a liquidity bonus of $150,000. This

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offering, when complete, serves as a qualifying event in terms of Mr. Williams receiving a bonus. If Mr. Williams’ employment is terminated without cause or there is a change of control, he will be entitled to receive a severance payment equal to the greater of (i) the salary remaining to be paid over the life of the agreement, and (ii) two times his annual salary.

In January 2000, we entered into a termination agreement with Dr. Kevin Auton. We entered into an employment agreement with Dr. Auton in December 1998. Dr. Auton held the position of managing director of Genomic Solutions Ltd. He received a salary of £60,000 per year, subject to periodic increases by the Genomic Solutions Ltd. board, and was also eligible for a bonus. Under the terms of the termination agreement (a) Dr. Auton confirmed that he voluntarily resigned effective May 14, 2000, (b) we agreed to pay Dr. Auton’s salary through May 14, 2000, unless Dr. Auton finds other employment, and (c) Dr. Auton released all claims he may have had against us arising from his employment.

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EXECUTIVE COMPENSATION

Cash and Other Compensation

The following table shows all compensation received during the year ended December 31, 1999 by our chief executive officer and our other four executive officers whose salary and bonus exceeded $100,000 in 1999 for services rendered in all capacities to us during 1999.

Other compensation for Mr. Williams includes approximately $7,400 for use of a company automobile.

				Long Term
				Compensation Awards
					Securities
	Annual Compensation			Other annual	underlying
Name and principal position	Salary		Bonus	compensation	options

Jeffrey S. Williams	$200,000		$104,000	$7,400	—
President and Chief Executive Officer

Michael P. Kurek, PhD	$103,000		$53,000	—	—
Executive Vice President of Sales and Service

Steven J. Richvalsky	$100,000		$53,000	—	—
Chief Financial Officer, Executive Vice President, Secretary and Treasurer

Andrew A. Jakimcius	$93,500		$40,000	—	—
Executive Vice President of Operations

Kevin Auton, PhD(1)	£60,000	(2)	£9,800	—	—
Managing Director, Genomic Solutions Ltd.

(1)	Dr. Auton resigned November 15, 1999, effective as of May 14, 2000.

(2)	As of December 31, 1999, the British pound was equivalent to $1.62, as published by the Wall Street Journal.

Options

We have not granted any stock options or stock appreciation rights to the executive officers listed in the summary compensation table above during the fiscal year ended December 31, 1999.

In the year ended December 31, 1999, we granted options to purchase an aggregate of 310,750 shares of callable common stock to various officers, employees, directors and consultants.

The following table shows information at December 31, 1999 concerning the number of shares of callable common stock acquired upon the exercise of stock options and the number and value of unexercised options held by each of the executive officers listed in the summary compensation table above. Options shown as exercisable in the table below are immediately exercisable. There was no public trading market for the callable common stock as of December 31, 1999. Accordingly, the value of unexercised in-the-money options listed below has been calculated on the basis of the initial public offering price of $8 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

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Aggregated year-end option exercises and option values are as follows:

			Number of securities
			underlying unexercised
	Shares		options at
	Acquired	Value	December 31, 1999
Name	on Exercise	Realized(1)	Exercisable	Unexercisable

Jeffrey S. Williams	—	—	380,000	125,000

Michael P. Kurek, PhD	—	—	15,200	60,800

Steven J. Richvalsky	—	—	18,450	73,800

Andrew A. Jakimcius	14,933	$28,341	8,400	53,334

Kevin Auton, PhD	—	—	15,000	22,500

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Value of unexercised
	in-the-money options
	at December 31, 1999(2)
Name	Exercisable	Unexercisable

Jeffrey S. Williams	$3,007,400	$967,250

Michael P. Kurek, PhD	115,976	463,904

Steven J. Richvalsky	137,106	548,424

Andrew A. Jakimcius	50,400	356,171

Kevin Auton, PhD	106,300	159,450

(1)	The value realized upon exercise of options represents the difference between the deemed value of the callable common stock on the date of exercise used by us for accounting purposes and the exercise price of the options.

(2)	The value of unexercised in-the-money options has been calculated on the basis of the initial public offering price of $8.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

EMPLOYEE BENEFIT PLANS

Since 1994, we have established four plans under which employees, officers, non-employee directors and consultants may receive callable common stock through incentive stock options, non-qualified stock options, restricted stock and other stock awards. These plans are the 1994 Omnibus Equity Incentive Plan, the 1998 Employee Stock Option Plan, the 1998 Non-employee Director and Consultant Stock Option Plan and the 2000 Employee Stock Purchase Plan. In addition, we have a 401(k) defined contribution plan.

1994 B.I. Systems Corporation Omnibus Equity Incentive Plan

In July 1994, we adopted our 1994 Omnibus Equity Incentive Plan. Our board subsequently amended the 1994 Plan in March 2000 and the stockholders approved this amendment. The 1994 Plan provides for the grant of stock awards, including:

-	incentive stock options, as defined by Section 422 of the Internal Revenue Code of 1986, as amended, that may be granted solely to employees (including officers); and

-	non-qualified stock options (stock options other than incentive stock options), restricted stock awards, stock appreciation rights rewards and performance units and performance shares that may be granted to employees (including officers).

The maximum number of options, restricted stock awards, stock appreciation rights awards, performance units and performance shares that may be granted under the 1994 plan is 1,590,000.

Stock Options

Stock options were granted under stock option agreements. The exercise price for an incentive stock option could not be less than 100% of the fair market value of the callable common stock on the date of grant. The exercise price for a nonqualified stock option could not be less than 50% of the fair market value of the callable common stock on the date of grant. Options granted under the 1994 plan generally became exercisable at a rate of 33% per year over three years from the date of grant. Under the terms of the applicable stock option agreements, all unvested options will become immediately exercisable upon completion of this offering.

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In general, the term of stock options granted under the 1994 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for earlier termination, in the event an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee (or his beneficiary) may exercise any vested options up to 12 months after the date the service relationship ends. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide otherwise.

Generally, callable common stock under options issued under the 1994 plan can be purchased for cash. The plan administrator may permit payment to be made by callable common stock previously owned by the optionee, a combination of cash and callable common stock or the price from any other legal consideration approved by the administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

If PerkinElmer causes us to redeem our callable common stock and fails to timely notify us that it will either assume and substitute the options for PerkinElmer options, or notifies us that it will not assume and substitute PerkinElmer options, each vested and outstanding option will be deemed exercised in full. All callable common stock issued under an option will be redeemed by us at the same time all other shares of callable common stock are redeemed. The option holder shall be entitled to receive the redemption price per share net of any exercise price and less any taxes withheld.

As of March 31, 2000, options to purchase 243,205 shares of our callable common stock were outstanding under our 1994 plan. No restricted stock awards, stock appreciation rights awards, performance units or performance shares are outstanding under the 1994 plan. We have no intention of issuing any additional options, stock awards, stock appreciation rights awards, performance units or performance shares under the 1994 plan.

1998 Employee Stock Option Plan

In January 1998, we adopted our 1998 Employee Stock Option Plan. Our board subsequently amended the 1998 plan in May 1998 and February 2000 and the stockholders approved these amendments. The plan will remain in effect until all shares authorized under the plan have been issued, unless it is terminated earlier by our board.

Our 1998 plan provides for the grant of stock awards, including:

-	incentive stock options, as defined by Section 422 of the Code that may be granted solely to employees (including officers); and

-	nonqualified stock options (stock options other than incentive stock options), restricted stock awards and stock appreciation rights rewards that may be granted to employees (including officers).

Stock Options

Stock options are granted under stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the callable common stock on the date of grant. The exercise price for a nonqualified stock option cannot be less than 90% of the fair market value of the

Management

callable common stock on the date of grant. Options granted under the 1998 plan vest at the rate specified in the option agreement.

In general, the term of stock options granted under the 1998 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for earlier termination, in the event an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee (or his beneficiary) may exercise any vested options up to 12 months after the date the service relationship ends. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to ninety days from cessation of service, unless the terms of the stock option agreement provide otherwise.

Generally, our callable common stock issued under the 1998 plan can be purchased for cash. The plan administrator may permit payment to be made by callable common stock previously owned by the optionee, a combination of cash and callable common stock or the price from any other legal consideration approved by the administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Tax Limitations on Stock Option Grants

Under current tax laws, incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our callable common stock with respect to incentive stock option plans granted to a single employee may not exceed $100,000 per year. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total voting power, unless the following conditions are satisfied:

-	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

-	the term of any incentive stock option award must not exceed five years from the date of grant.

Restricted Stock Awards

Restricted stock awards are granted subject to restricted stock award agreements. Restricted share rights entitle the holder to receive callable common stock which may not be free of all restrictions on transfer prior to the expiration of three years from the date of grant. To date, we have not granted any restricted stock awards.

Stock Appreciation Rights Awards

Stock appreciation rights are granted subject to stock appreciation rights agreements and provide the holder with the right to receive a payment from us of an amount equal to the difference between the exercise price and the market value on the day the right is exercised. No stock appreciation right may be exercised prior to six months from the date of grant. To date, we have not granted any stock appreciation rights.

Management

Change of Control

The plan administrator has the discretion to provide that any unexpired award will be fully exercisable upon specified changes of control as provided under the plan.

Authorized Shares

Currently, options to acquire an aggregate of 2,000,000 shares of common stock are authorized for issuance under the 1998 plan. Upon completion of this offering, the number of shares which may be issued under our 1998 plan will be limited to 10% of the total number of shares of callable common stock and common stock issued and outstanding from time to time and the number of shares of capital stock underlying incentive stock options issued under our 1998 plan is limited to 1,242,600 shares. If the callable common stock is redeemed or converted into common stock after PerkinElmer’s redemption right expires, the options granted under the 1998 plan will automatically convert into options to acquire shares of common stock and the shares which may be issued will be based on the number of shares of common stock issued and outstanding from time to time. As of March 31, 2000, options to purchase 938,300 shares of our common stock were held by all participants under the 1998 plan. Upon completion of this offering, these options will automatically convert into options to acquire shares of our callable common stock. To date we have not granted any restricted stock awards or stock appreciation rights. Shares subject to awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the 1998 plan. Shares issued under the 1998 plan may be previously unissued shares or reacquired shares of callable common stock or common stock, as the case may be.

Effect of Redemption of Callable Common Stock

If PerkinElmer causes us to redeem our callable common stock and fails to timely notify us that it will either assume or substitute the options for PerkinElmer options, or notifies us that it will not assume and substitute PerkinElmer options, each vested and outstanding option will be deemed exercised in full. All callable common stock issued under an option will be redeemed by us at the same time all other shares of callable common stock are redeemed. The option holder shall be entitled to receive the redemption price per share net of any exercise price and less any taxes withheld.

Plan Administration

The plan may be administered by our board or a committee appointed by the board. Our board of directors has delegated authority to our compensation committee to administer the plan. Subject to the terms of the plan, our compensation committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting.

The administrator of the plan may, in its sole discretion, include additional provisions in any option or award granted or made under the plan that are not inconsistent with the plan or applicable law. In addition, the administrator, in its sole discretion, may accelerate or extend the date or dates on which all or any particular option or options granted under the plan may be exercised.

1998 Non-Employee Director and Consultant Stock Option Plan

Our 1998 Non-Employee Director and Consultant Stock Option Plan was adopted by our board of directors in January 1998 and approved by our stockholders in January 1999. Our board subsequently amended this plan in February 2000 and the stockholders approved this amendment. Our board of

Management

directors administers the director plan, unless it delegates administration to a committee. The maximum number of shares of common stock that may be issued following exercise of options granted under the director plan is currently 300,000 and upon completion of this offering will be 750,000 shares of callable common stock. If our callable common stock is redeemed or converted into common stock after PerkinElmer’s redemption right expires, the options granted under the director plan will automatically convert to options to acquire shares of common stock and the number of shares that may be issued following exercise of options will be limited to 750,000 shares of common stock. The plan will remain in effect until all shares authorized under the plan have been issued, unless it is terminated earlier by our board.

Initial Grants

Under the terms of the director plan, each person serving as a director who is not an employee is automatically granted an option to purchase 10,000 shares of callable common stock effective on the date the director plan was approved by the board if the director was a member at that time, or the date the director first becomes a member of our board.

Discretionary Grants

Non-employee directors and consultants are eligible to receive options to purchase callable common stock at the discretion of the board.

Vesting and Exercise Terms

Options under the director plan vest one year after the date of grant. The exercise price of options granted under the plan must equal the fair market value of the callable common stock on the date of grant. Options expire if not exercised within ten years from the date of grant. Generally, options granted under the director plan may only be transferred by will, the laws of descent and distribution or for specified estate planning purposes.

Effect of Redemption of Callable Common Stock

If PerkinElmer causes us to redeem our callable common stock and fails to timely notify us that it will either assume or substitute the options for PerkinElmer options, or notifies us that it will not assume and substitute PerkinElmer options, each vested and outstanding option will be deemed exercised in full. All callable common stock issued under an option will be redeemed by us at the same time all other shares of callable common stock are redeemed. The option holder shall be entitled to receive the redemption price per share net of any exercise price and less any taxes withheld.

Change of Control

The plan administrator has the discretion to provide that any unexpired award will be fully exercisable upon specified changes of control as provided under the plan.

2000 Employee Stock Purchase Plan

In February 2000, we adopted our 2000 Employee Stock Purchase Plan, authorizing the issuance of callable common stock through purchase rights granted to our employees. The plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. As of the date hereof, no

Management

shares of callable common stock have been issued or purchased under the plan. The terms of the plan are set forth in the plan document and each offering under the plan.

The plan provides a means by which employees may purchase our callable common stock through payroll deductions. The plan is implemented by offerings of rights to eligible employees. Generally, all our employees may participate in the plan and may authorize payroll deductions of up to 10% of their earnings for the purchase of callable common stock under the plan. Under the plan, we may specify offerings with a duration of not more than six months. The first offering will begin on the effective date of this offering and be approximately two months in duration. Subsequent offering periods will begin on each July 1st and January 1st and continue for a duration of six months. Purchases will occur each December 31st and June 30th.

Unless otherwise determined by our board of directors, callable common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of:

-	85% of the fair market value of a share of our callable common stock on the relevant January 1st or July 1st (except for the initial offering); or

-	85% of the fair market value of a share of our callable common stock on the following June 30th or December 31st.

On the first day of an offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of callable common stock as follows: the employee may authorize an amount (a whole percentage from 1% to 10% of the employee’s regular pay) to be deducted by us from his or her pay during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. For this purpose, an employee’s regular pay includes only straight time earnings.

If an employee is not a participant on the last day of the offering period, the employee generally is not entitled to exercise any option, and the amount of the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or generally when the employee ceases employment for any reason. However, upon termination of employment because of death, disability or retirement, the employee or the employee’s beneficiary has specified rights to elect to exercise the option to purchase these shares as the payroll deductions in the participant’s account will allow on the date of termination of employment.

Limitations

Eligible employees may be granted rights under the plan only if the rights, together with any other rights granted under any other employee stock purchase plans, do not permit the employee to purchase our callable common stock at a rate which exceeds $25,000 of the fair market value of this stock for each calendar year in which these rights are outstanding.

Available Shares

The plan reserves a total of 1,000,000 shares of callable common stock for use under the plan. If our callable common stock is redeemed or converted into common stock after PerkinElmer’s redemption right expires, the rights granted under the plan will automatically convert to rights to purchase common stock and the shares authorized under the plan will be shares of common stock. The shares reserved under the plan may be authorized but unissued shares or shares which have been reacquired by us.

Management

Effect of Redemption of Callable Common Stock

If PerkinElmer causes us to redeem our callable common stock, and if PerkinElmer notifies us that it will not assume the 2000 plan and substitute the options for PerkinElmer options or if PerkinElmer fails to timely notify us that it will assume and substitute PerkinElmer options, the purchase period of each option then in effect shall terminate, with the offering termination date being the date immediately prior to the redemption of the callable common stock. If the callable common stock is redeemed, the employee shall receive the redemption price per share less any taxes withheld.

Administration

The compensation committee of the board of directors administers the plan.

401(k) Plan

We have a tax qualified employee savings plan which is available to all of our employees who are at least 21 years of age. Eligible employees may defer up to 15% of their earnings as a salary deferral contribution to the plan, subject to the Internal Revenue Service’s annual contribution and compensation limits. Our 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by employees and by us to our 401(k) plan, and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by us when made.

Relationship with PerkinElmer

On December 14, 1999, we entered into an investment agreement and a separate sales, marketing and distribution agreement with PerkinElmer. To permit PerkinElmer to notify and train its international distribution personnel, the distribution activities under the distribution agreement became active on January 1, 2000. The investment agreement became effective on January 26, 2000, upon obtaining the requisite approval of at least 85% of our equity holders. PerkinElmer, formerly EG&G, Inc., is a global leader in analytical instruments and a leading provider of high throughput screening tools for drug discovery with marketing, sales and distribution capabilities in over 100 countries. PerkinElmer is listed and traded on the New York Stock Exchange under the symbol “PKI” and is a component of the S&P 500 Index. We believe that this relationship with PerkinElmer will help us meet our business objectives and therefore be beneficial to our shareholders. We granted PerkinElmer the right to cause us to redeem our stock pursuant to negotiations held in connection with the transaction.

Pursuant to the investment agreement, PerkinElmer purchased 1,269,841 shares of our series P preferred stock at $6.30 per share. PerkinElmer also has an option to acquire additional shares of our callable common stock from us to increase its ownership interest to 19.9% of our outstanding capital stock, on a fully diluted basis. The pricing terms of this option are identical to the redemption price of the callable common stock described below. As part of the transaction, PerkinElmer entered into purchase agreements with holders of more than 95% of our then outstanding capital stock, options and warrants, which provide PerkinElmer with the option to purchase all of our equity securities held by these holders for a period of two years. The beginning date of this option period is extended as described below.

We have effected a reclassification so that upon completion of this offering, each outstanding share of our capital stock, other than shares of capital stock held by PerkinElmer, will be converted to callable common stock and each right to receive capital stock will be converted to the callable right to receive callable common stock. Upon completion of this offering, the purchase agreements entered into between PerkinElmer and our equity holders will terminate and PerkinElmer will have the right to cause us to redeem our callable securities for a period of two years after the date PerkinElmer first can exercise this right. We designed the callable common stock to facilitate and preserve PerkinElmer’s right to acquire our equity securities in a self-effectuating manner after this offering. At the time this offering is completed, we will have only two classes of capital stock outstanding, callable common stock and common stock. PerkinElmer will be the sole shareholder of common stock and all other shareholders will hold callable common stock. If PerkinElmer exercises its right to cause us to redeem our callable common stock, all outstanding shares of callable common stock will be redeemed, leaving PerkinElmer as our sole shareholder. PerkinElmer may first exercise its 19.9% option or call right on October 23, 2000, and it expires on October 21, 2002.

PerkinElmer can cause us to exercise the call right by notifying us and funding the redemption price through a cash capital contribution. The redemption price will be the greater of:

-	120% of the trailing 30 trading day average closing price of our callable common stock ending on the day before PerkinElmer notifies us to exercise the right;

-	120% of the last reported sales price per share on the trading day before PerkinElmer notifies us to exercise the right; and

-	the following price per share based on the number of days that have elapsed after the date PerkinElmer first can exercise its right to cause us to redeem our callable common stock (i) $6.75 for one through 182 days, (ii) $7.00 for 183 through 365 days, (iii) $7.50 for 366 through 548 days, and (iv) $8.00 for 549 through 730 days.

Alternatively, the purchase price for our callable common stock paid by PerkinElmer could equal the price of any third-party offer received by us and which our board of directors is prepared to accept, whether higher or lower than the prices described above. PerkinElmer is prohibited from first exercising its right until October 23, 2000.

Relationship with PerkinElmer

As part of the PerkinElmer transaction, we consolidated and reconciled rights of our preferred stockholders and warrantholders together with those rights granted to PerkinElmer in a restated stockholders agreement. We also amended our certificate of incorporation to authorize additional shares of preferred stock, designate a new series of preferred stock and to provide that the term of each member of our board will terminate if we redeem our callable common stock. The rights granted to PerkinElmer under the restated stockholders agreement, except for registration rights, will terminate upon completion of this offering.

Pursuant to the sales, marketing and distribution agreement, we have granted to PerkinElmer the exclusive right and responsibility to engage in sales, marketing, distribution and field service activities with respect to our products and services in markets other than the United States, the United Kingdom and Japan. To maintain exclusive distribution rights, PerkinElmer must achieve minimum sales volumes in these markets. PerkinElmer provides lead finding and sales support for us in the United States, the United Kingdom and Japan and provides marketing, sales, field service and distribution for our products in all other markets. In addition, while all of our products will continue to be sold under our name and logo, which will be the predominant branding element, our products will also display the PerkinElmer brand name. The sales, marketing and distribution agreement is for an initial period of two years with automatic two-year renewals unless terminated by either party.

Related Party Transactions

SALES OF SECURITIES

From January 1, 1997 through March 31, 2000, the following executive officers, directors and holders of more than 5% of our voting securities purchased more than $60,000 of our securities in the amounts and as of the dates shown below.

	Common(1)		Preferred Stock
Purchaser	Stock		Series B(2)		Series C(3)	Series D(4)	Series P(5)

Robert G. Shepler	87,272	(8)	180,130	(9)	15,285	4,000	—

J. Matthew Mackowski	101,516	(11)	526,336	(12)	142,857	10,000	—

Chase Venture Capital Associates, L.P.(14)	28,880	(15)	—		3,371,428	987,488	—

American Healthcare Fund II(17)	177,352	(18)	400,353	(19)	342,857	25,000	—

PerkinElmer, Inc.	—		—		—	—	1,269,841

Lawrence Kent	835	(21)	300,000	(22)	—	—	—

Jeffrey S. Williams	1,075,091	(24)	—		—	—	—

Price Per Share(26)	$0.07-$5.00		$1.00		$1.75	$6.00	$6.30

Date(s) of Purchase	4/97-3/00		5/97		12/97	5/98	1/00

[Additional columns below]

[Continued from above table, first column(s) repeated]

Purchaser	Notes(6)	Warrants(7)

Robert G. Shepler	$15,000	2,418	(10)

J. Matthew Mackowski	$375,681	63,982	(13)

Chase Venture Capital Associates, L.P.(14)	$3,808,495	629,414	(16)

American Healthcare Fund II(17)	$550,000	86,339	(20)

PerkinElmer, Inc.	—	—

Lawrence Kent	$175,680	36,316	(23)

Jeffrey S. Williams	$19,000	3,928	(25)

Price Per Share(26)	—	$0.01

Date(s) of Purchase	4/99&10/99	4/99&10/99

(1)	The common stock in the table includes common stock issued upon the exercise of stock options, common stock issued upon conversion of the series A preferred stock, common stock issued as part of the reverse stock split in April 1997 and common stock issued in lieu of interest on the April and October 1999 subordinated notes.

(2)	We issued 1,267,711 shares of Series B preferred stock in May 1997 for an aggregate price of $1,267,711. In May 1997, we also issued 413,169 shares of Series B preferred stock and 200,986 shares of common stock in exchange for notes payable and bridge financing obtained during 1997 totaling $413,169. Each share of Series B preferred stock is convertible into 3.03 shares of callable common stock.

(3)	We issued 4,070,339 shares of the Series C preferred stock in December 1997 for an aggregate price of $7,123,093. Each share of Series C preferred stock is convertible into one share of callable common stock.

Related Party Transactions

(4)	We issued 1,100,000 shares of Series D preferred stock in May 1998 for an aggregate price of $6.6 million. Each share of Series D preferred stock is convertible into one share of callable common stock.

(5)	We issued 1,269,841 shares of Series P preferred stock to PerkinElmer in January 2000 for an aggregate price of $8.0 million. Each share of Series P preferred stock is convertible into one share of common stock.

(6)	This column aggregates the principal amount of subordinated notes purchased by each investor in April 1999 and October 1999. The subordinated notes bear interest at a stated rate of 12%. The effective interest rate was 53.0% for the April 1999 subordinated notes and 154.1% for the October 1999 subordinated notes, calculated based on an expected maturity date of April 2000. These notes have been amended to provide that they will be repaid on the earlier to occur of one year after this offering or the date on which if we have less than $50.0 million of cash and cash equivalents. The effective interest rate on the new subordinated notes is 8.75%.

(7)	These warrants were issued together with the April and October 1999 subordinated notes. The exercise price of each warrant is $0.01. The number of warrants listed in this table assumes cancellation of an aggregate of 1,071,500 warrants of the 2,625,000 warrants upon completion of this offering, resulting in 1,553,500 warrants outstanding. The cancellation of these warrants is conditioned on completion of this offering on or before April 23, 2001 and the listing of our callable common stock on the Nasdaq National Market System.

(8)	In 1997, B.I. Systems Corporation, our predecessor, issued 9,440 shares of common stock for 916,666 shares of common stock in a reverse stock split. 6,550 shares were issued in lieu of a consulting fee owed to Mackowski & Shepler. In addition, Mr. Shepler purchased 8,000 shares of common stock from an investor in December 1997 for a price of $1.75 per share. Mr. Shepler also received 19 shares of common stock in June 1999 in lieu of interest on the subordinated notes in the amount of $95. In September 1999, he received 25 shares in lieu of $125 in interest on the subordinated notes. In December 1999, he received 35 shares in lieu of $170 in interest on the subordinated notes. In March 2000, we issued Mr. Shepler 39 shares of common stock in lieu of $187 in interest on the subordinated notes.

(9)	In 1997, B.I. Systems Corporation, our predecessor, issued 63,164 shares of common stock and 129,969 shares of Series B Preferred Stock in satisfaction of a $125,000 loan and the interest on that loan. Mr. Shepler also purchased 30,000 shares in May 1997 and 20,161 shares in June 1997 of Series B Preferred at $1.00 per share.

(10)	This number of warrants assumes that 1,665 of the 4,083 warrants that were originally issued to Mr. Shepler will be cancelled upon completion of this offering.

(11)	In 1997, B.I. Systems Corporation, our predecessor, issued 19,642 shares of common stock in satisfaction of subordinated debt in the amount of $127,469. B.I. Systems issued 9,440 shares of common stock for 916,666 shares of common stock in a reverse stock split. B.I. Systems issued 6,550 shares in lieu of a consulting fee owed to Mackowski & Shepler. In addition, Mr. Mackowski received 378 shares of common stock in June 1999 in lieu of interest on the subordinated notes in the amount of $3,024. In September 1999, he received 504 shares in lieu of $2,520 in interest on the subordinated notes. In December 1999, he received 852 shares in lieu of $4,086 in interest on the subordinated notes. In March 2000, we issued Mr. Mackowski 986 shares of common stock in lieu of $4,683 in interest on the subordinated notes.

(12)	In 1997, B.I. Systems Corporation, our predecessor, issued 63,164 shares of common stock and 129,969 shares of Series B Preferred Stock in satisfaction of a $125,000 loan and the interest on that loan. Mr. Mackowski purchased 396,367 shares of Series B Preferred for $1.00 per share in May 1997.

(13)	This number of warrants assumes that 44,173 of the 108,155 warrants that were originally issued to Mr. Mackowski will be cancelled upon completion of this offering.

(14)	Dr. Wicker, one of our directors, is a general partner of Chase Capital Partners, the general partner of Chase Venture Capital Associates, L.P.

(15)	In June 1999, we issued 4,364 shares of common stock in lieu of $21,820 in interest on the subordinated notes due to Chase Venture Capital Associates. In September 1999, we issued 5,819 shares in lieu of interest on the subordinated notes in the amount of $29,095. In December 1999, we issued 8,787 shares in lieu of interest on the subordinated notes in the amount of $42,451. In March 2000, we issued Chase Venture Capital Associates 9,910 shares in lieu of $47,476 in interest on the subordinated notes.

(16)	This number of warrants assumes that 434,236 of the 1,063,650 warrants that were originally issued to Chase Venture Capital Associates, L.P. will be cancelled upon completion of this offering.

(17)	Mr. Mitchell, one of our directors, is the general partner of Capital Health Venture Partners, the general partner of American Healthcare Fund II.

(18)	In 1997, B.I. Systems Corporation, our predecessor, issued American Healthcare Fund II 98,212 shares of common stock in satisfaction of subordinated debt in the amount of $637,347. In June 1999, we issued 756 shares in lieu of interest on the subordinated notes in the amount of $3,780. In September 1999, 1,008 shares were issued in lieu of interest on the subordinated notes in the amount of $5,040. In December 1999, 1,305 shares were issued in lieu of interest on the subordinated notes in the

Related Party Transactions

amount of $6,377. In March 2000, we issued American Healthcare Fund II 1,413 shares of common stock in lieu of $6,856 in interest on the subordinated notes.

(19)	In 1997, B.I. Systems Corporation, our predecessor, issued 74,658 shares of common stock and 153,231 shares of Series B Preferred Stock in satisfaction of a $150,000 loan and the interest on that loan. In addition, American Healthcare Fund II purchased 247,122 shares of Series B Preferred Stock for $1.00 per share.

(20)	This number of warrants assumes that 59,494 of the 145,833 warrants that were originally issued to American Healthcare Fund II will be cancelled upon completion of this offering.

(21)	We issued 348 shares of common stock to Mr. Kent in December 1999 in lieu of interest on the subordinated notes in the amount of $1,566. In March 2000, we issued Mr. Kent 487 shares of common stock in lieu of interest of $2,190 on the subordinated notes.

(22)	Mr. Kent purchased 300,000 shares of Series B Preferred Stock for $1.00 per share in June 1997.

(23)	This number of warrants assumes that 25,172 of the 61,488 warrants that were originally issued to Mr. Kent will be cancelled upon completion of this offering.

(24)	Mr. Williams exercised options to purchase 675,000 shares of common stock in December 1998 at $0.07 a share. In February 2000, Mr. Williams exercised options to purchase 360,000 shares of common stock at $0.07 a share and options to purchase 40,000 shares of common stock at $0.37 a share. We issued 38 shares to Mr. Williams in December 1999 in lieu of interest on the subordinated notes in the amount of $171. In March 2000, we issued Mr. Williams 53 shares of common stock in lieu of interest of $237 on the subordinated notes.

(25)	This number of warrants assumes that 2,722 of the 6,650 warrants that were originally issued to Mr. Williams will be cancelled upon completion of this offering.

(26)	The weighted average price per share for these purchases of our common stock as of February 29, 2000 was $0.81.

For additional information regarding the ownership of securities by executive officers, directors and stockholders who beneficially own 5% or more of our outstanding capital stock, please see “Principal stockholders.”

EMPLOYMENT AGREEMENTS

We have entered into an employment agreement with Mr. Jeffrey S. Williams. For information regarding this agreement, please see “Management-Employment and severance arrangements.”

INDEBTEDNESS OF MANAGEMENT

In 1998 and 2000, we made loans to Jeffrey S. Williams used by Mr. Williams to exercise options to acquire callable common stock. The principal amount outstanding at March 31, 2000 is $47,250 for one loan secured by shares of our callable common stock and $40,000 for an unsecured loan. Both loans are due five years after the dates they were made and provide for full recourse against Mr. Williams. Each note bears interest at an annual rate equal to the medium term applicable federal rate which is 5.93% for the 1998 note and 6.56% for the 2000 note.

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with each of our directors and officers containing provisions that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them. However, we will not indemnify directors or officers with respect to liabilities arising from willful misconduct of a culpable nature. For more information concerning these agreements, see “Description of securities-limitation of liabilities and indemnification matters.”

Related Party Transactions

CONSULTING AGREEMENTS

Between October 1998 and December 31, 1999, the private equity investment firm of Mackowski & Shepler provided consulting services to us. These services included advising us on financings, alliances and joint ventures and assisting management with communications and presentations to investment banks, commercial banks, venture capitalists and other sources of capital. We paid Mackowski & Shepler approximately $108,800 until the agreement was terminated in December 1999.

In connection with our acquisition of PBA Technology in December 1997, we assumed a consulting agreement with P. Nicholas King. During 1998 and 1999 we paid Mr. King approximately £60,500 and £50,100. Services provided to us by Mr. King includes negotiating contracts for our facility expansion in the UK, and advice on mergers, acquisitions and licensing opportunities in the United Kingdom. We terminated the agreement with Mr. King in December 1999 effective as of December 31, 2000. During 2000, we are obligated to pay Mr. King approximately £36,000 for his consulting services.

Principal stockholders

The following table shows information known to us with respect to the beneficial ownership of our callable common stock as of March 31, 2000, by

-	each person (or group of affiliated persons) who owns beneficially 5% or more of our callable common stock;

-	each of our directors;

-	our executive officers listed in the “summary compensation” table above;

-	all of our directors and executive officers as a group.

Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our callable common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. The table below includes the number of shares underlying options and warrants which are exercisable within 60 days from March 31, 2000, which shares are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options or warrants but are not deemed outstanding for calculating the percentage of any other person. The table below assumes the conversion of all shares of our common stock into callable common stock, the conversion of all shares of our preferred stock, other than the series P preferred, into shares of our callable common stock and the conversion of all shares of our series P preferred stock into common stock prior to this offering and the exercise of 1,553,500 and the cancellation of 1,071,500 of the 2,625,000 warrants issued in connection with the business loan agreements in April and October 1999, and is therefore based on 16,988,729 shares of our callable common stock outstanding prior to this offering and 23,988,729 shares outstanding immediately after this offering. Each share of series M preferred stock is convertible into 5.4 shares of callable common stock, each share of series B preferred stock is convertible into 3.03 shares of callable common stock, each share of series C preferred stock is convertible into one share of callable common stock, each share of series D preferred stock is convertible into one share of callable common stock and each share of series P preferred stock is convertible into one share of common stock. The conversion of our preferred stock is conditioned on the completion of this offering and the listing of our callable common stock on the Nasdaq National Market System. The cancellation of 1,071,500 warrants is conditioned on the completion of this offering on or before April 23, 2001 and the listing of our callable common stock on the Nasdaq National Market System. Each warrant is exercisable into one share of callable common stock. All outstanding stock listed in the table below is callable common stock, except for those shares of common stock held by PerkinElmer. The address for those individuals for which an address is not otherwise indicated is our address: 4355 Varsity Drive, Suite E, Ann Arbor, Michigan 48108.

		Percentage of Shares
		Beneficially Owned
	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

Chase Venture Capital Associates, L.P.(1)	5,037,210	29.6%	21.0%
c/o Chase Capital Partners 380 Madison Avenue, 12th Floor New York, NY 10017

Damion E. Wicker, M.D.(2)	5,037,210	29.6	21.0
c/o Chase Capital Partners 380 Madison Avenue, 12th Floor New York, NY 10017

J. Matthew Mackowski(3)	1,933,313	11.4	8.1
c/o Mackowski & Shepler 275 Post Street, Suite 600 San Francisco, CA 94108

Principal stockholders

		Percentage of Shares
		Beneficially Owned
	Number of Shares	Before		After
Name and Address of Beneficial Owner	Beneficially Owned	Offering		Offering

American Healthcare Fund II(4)	1,864,739		11.0		7.8
4430 Arapaho Avenue, Suite 220 Boulder, CO 80303

Daniel J. Mitchell(5)	1,864,739		11.0		7.8
c/o American Healthcare Fund II 4430 Arapaho Avenue, Suite 220 Boulder, CO 80303

PerkinElmer, Inc	1,269,841		7.5		5.3
45 William Street Wellesley, MA 02481

Jeffrey S. Williams(6)	1,214,019		7.1		5.0

Lawrence J. Kent	946,242		5.6		3.9
c/o Kent & Kent 404 East Lancaster Avenue Wayne, PA 19087

Robert G. Shepler(7)	674,823		4.0		2.8
c/o Mackowski & Shepler 275 Post Street, Suite 600 San Francisco, CA 94108

P. Nicholas King(8)	171,449		1.0	*
The Homestead, Church Road, Huntingdon Cambridgeshire, UK PE175RR

Steven J. Richvalsky(9)	119,153	*		*

Andrew A. Jakimcius(10)	60,665	*		*

Michael P. Kurek, PhD(11)	46,603	*		*

Shannon M. Richey(12)	16,600	*		*

Christine M. Ethier(13)	5,400	*		*

Kevin Auton, PhD(14)	37,500	*		*

All directors and executive officers as a group (12 persons)	11,181,474		64.3%		45.8%

   *   Less than 1%.

(1)	Includes options to purchase 20,000 shares of callable common stock.

(2)	All of these shares are held in the name of Chase Venture Capital Associates, L.P. and are attributed to Dr. Wicker as he is a general partner of Chase Capital Partners, the general partner of Chase Venture Capital Associates, L.P. Dr. Wicker disclaims beneficial ownership of all shares issued or issuable to Chase Venture Capital Associates, L.P. except to the extent of his pecuniary interest.

(3)	Includes options to purchase 20,000 shares of callable common stock.

(4)	Includes options to purchase 20,000 shares of callable common stock.

(5)	All of these shares are held in the name of American Healthcare Fund II and are attributed to Mr. Mitchell as he is the general partner of Capital Health Venture Partners, the general partner of American Healthcare Fund II. Mr. Mitchell disclaims beneficial ownership of all shares issued or issuable to American Healthcare Fund II, except to the extent of his pecuniary interest.

(6)	Includes options to purchase 135,000 shares of callable common stock. Includes 200,000 shares of callable common stock which are held by a trust for the benefit of Mr. Williams’ children.

(7)	Includes options to purchase 20,000 shares of callable common stock.

(8)	Includes options to purchase 20,000 shares of callable common stock and 73,500 shares of callable common stock which are held by Mr. King’s wife and 3,000 shares of callable common stock which are held by Mr. King’s children.

(9)	Includes options to purchase 82,600 shares of callable common stock.

(10)	Includes options to purchase 30,134 shares of callable common stock.

(11)	Includes options to purchase 15,200 shares of callable common stock.

(12)	Includes options to purchase 5,000 shares of callable common stock.

(13)	Includes options to purchase 1,667 shares of callable common stock.

(14)	Includes options to purchase 37,500 shares of callable common stock.

Description of securities

The following is a description of the callable common stock, common stock and preferred stock, as well as callable options and warrants to purchase our callable common stock and agreements affecting our capital stock and reflects changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of our certificate of incorporation.

Upon the closing of this offering and the effectiveness of our third amended and restated certificate of incorporation, our authorized capital stock will consist of 40,000,000 shares of callable common stock, par value $0.001 per share, 40,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

Common stock and callable common stock

As of March 31, 2000, there were 3,631,446 shares of common stock outstanding and held of record by 80 stockholders. Upon completion of this offering, there will be 1,269,841 shares of common stock outstanding, all of which will be held by PerkinElmer, and 22,718,888 shares of callable common stock outstanding, which gives effect to:

-	the conversion of all outstanding preferred stock into common stock;

-	the exercise of 1,553,500 warrants to purchase callable common stock;

-	the cancelation of 1,071,500 warrants to purchase callable common stock so long as we complete this offering and our shares are listed on the Nasdaq National Market System on or before April 23, 2001;

-	a one-for-one reclassification of 15,718,888 shares of common stock into callable common stock to be effected simultaneously with the closing of this offering, except for those shares held by PerkinElmer; and

-	the issuance of 7,000,000 shares of callable common stock offered by us under this prospectus.

We have reserved 10,533,942 shares of callable common stock for the conversion of our preferred stock other than those shares held by PerkinElmer. We have also reserved 7,247,958 shares of callable common stock for issuance under our option plans, for issuance upon the exercise of warrants and for the payment of interest on our subordinated notes. Upon completion of this offering, all of our preferred stock, other than those shares held by PerkinElmer, will be converted into callable common stock and 1,553,500 warrants to purchase callable common stock will be exercised and, so long as this offering is completed on or before April 23, 2001, 1,071,500 warrants to purchase callable common stock will be cancelled. This will leave 4,622,958 shares of callable common stock reserved for issuance under our option plans, upon the exercise of a warrant and for payment of interest on our subordinated notes. Set forth below is a description of the terms of our callable common stock and common stock. In connection with the PerkinElmer transaction and in contemplation of this offering, we amended our certificate of incorporation to authorize the issuance of callable common stock. Our third amended and restated certificate of incorporation, effective upon completion of this offering, sets forth the terms of the reclassification of all outstanding capital stock, other than those shares held by PerkinElmer, into callable common stock. Upon completion of this offering, all outstanding common stock that is not held by PerkinElmer will be callable common stock. The rights, preferences, privileges and restrictions of our callable common stock and common stock are identical in all respects, except as specifically set forth in article V of our certificate of

Description of securities

incorporation. The following description of the terms of the callable common stock does not purport to be complete and is qualified in its entirety by reference to the text of article V.

Holders of our callable common stock and common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock and callable common stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of callable common stock and holders of common stock shall be entitled to vote as a separate class upon a proposed amendment to our certificate of incorporation, if the proposed amendment would increase or decrease the authorized shares or par value of a class or alter or change the rights of a class so as to affect the holders adversely. Holders of callable common stock and common stock are entitled to receive dividends on a pro rata basis, if any, as may be declared by the board of directors out of legally available funds. The outstanding shares of callable common stock and common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of callable common stock and common stock are subject to, and may be materially adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon completion of this offering, there will be no shares of preferred stock outstanding. Holders of common stock and callable common stock have no preemptive, subscription, redemption or conversion rights.

PerkinElmer may convert its shares of common stock to callable common stock and sell those shares, subject to compliance with applicable securities laws. If PerkinElmer does sell any shares of callable common stock, it will be prohibited from causing us to redeem our callable common stock for a period of 30 days after the date of the sale. If PerkinElmer sells more than 50% of its common stock, including any shares converted into callable common stock, it will no longer have the right to cause us to redeem our callable common stock, nor will it have the right to acquire up to 19.9% of our outstanding capital stock.

Provisions applicable only to the callable common stock

Call Rights

All of our stock, including the shares in this offering, is callable common stock, with the exception of our common stock owned by PerkinElmer. The terms of the callable common stock and PerkinElmer’s call right are set forth in our amended certificate and the related governance agreement. The callable common stock together with all securities convertible into callable common stock may be redeemed, in whole, but not in part, only at the direction of PerkinElmer.

Article V of the certificate provides that the redemption price on any date of redemption shall be the greater of:

-	120% of the 30 trading day trailing average closing price of our callable common stock ending on the day before PerkinElmer notifies us to exercise the right;

-	120% of the last reported sales price per share on the trading day before PerkinElmer notifies us to exercise the right; or

-	the following price per share based on the number of days that have elapsed after the date PerkinElmer first can exercise its right to cause us to redeem our callable common stock (i) $6.75 for one through 182 days (ii) $7.00 for 183 through 365 days (iii) $7.50 for 366 through 548 days and (iv) $8.00 for 549 through 730 days.

Description of securities

In the event our board receives a bona fide firm acquisition proposal that is not subject to further due diligence and not subject to any financing contingency, at a price that our board is prepared to accept, the purchase price per share will be the price set forth in the acquisition proposal, whether higher or lower than the price described above.

Call Period

PerkinElmer’s right to cause us to redeem our callable common stock for a two year period can first be exercised 181 days following completion of this offering, but not later than October 23, 2000, the date that is 270 days after January 27, 2000. PerkinElmer cannot cause us to redeem our callable common stock during the 30-day period that commences on any date PerkinElmer sells any shares of our common stock or callable common stock. In addition, if we receive an acquisition proposal and PerkinElmer does not exercise its call right within five business days of receipt of the acquisition proposal, PerkinElmer may not exercise its right until the earlier of (a) the withdrawal or rejection of the acquisition proposal, (b) the modification of the price or value of the acquisition proposal in a manner adverse to us or to our stockholders; or (c) the 180th day after the receipt of the acquisition proposal. If PerkinElmer sells any shares of our common or callable common stock within 30-days prior to the date on which the call period would otherwise end, the call period shall be extended for that number of days equal to the number of days elapsing between the date of the sale and the date the call period would have ended. If PerkinElmer sells shares of our common stock and callable common stock that in the aggregate exceed 50% of the shares held by PerkinElmer at the time of this offering, the call period shall expire.

Notice of any proposed redemption of the callable common stock will be given by mailing a copy of the notice to the holders of record of the shares of callable common stock. As part of the governance agreement with PerkinElmer, we have agreed to issue and disseminate a press release announcing the redemption if PerkinElmer exercises its right. In addition, we will notify Nasdaq to suspend trading and issue stop transfer instructions to our transfer agent.

Adjustments

The redemption prices pursuant to the call rights that are based on the number of days that have elapsed since PerkinElmer can first exercise its call right, are subject to appropriate adjustment in the case of any subdivision, combination or recapitalization.

Payment Upon Exercise of Call Rights

On or prior to the date a call notice is first sent or given to our equity holders, PerkinElmer will deposit the aggregate redemption price of the shares to be redeemed with a depositary, in trust, for payment to the holders of the callable common stock. Each holder of shares of callable common stock will be paid the redemption price within three business days following the surrender of his certificates to the depositary, together with a letter of transmittal. We may instruct the depositary that any deposit remaining unclaimed at the expiration of two years revert to our general funds. Thereafter a holder will have no claim against the depositary but will have a claim as an unsecured creditor against us for the redemption price. Once properly called, all shares of callable common stock and securities convertible into, or exercisable for, callable common stock will be deemed cancelled and no longer outstanding for any purpose, and the holders will only have the right to receive the redemption price to which they are entitled.

Conversion of Callable Common Stock

Unless PerkinElmer has previously notified us to exercise the call right, each share of callable common stock and security convertible into callable common stock outstanding following the close of business on

Description of securities

the last day of PerkinElmer’s right to cause us to exercise the call rights, automatically will be converted into one share of common stock or the right to receive common stock.

Notice of the conversion date will be given by mail to the holders of record of the shares of callable common stock, not more than 30 days after the conversion date. Upon request of any holder, we will issue and deliver to the holder, as promptly as practicable after the conversion date, a replacement certificate for the number of shares of common stock, or right to receive common stock, issuable upon conversion of the security. No shares of callable common stock will be issued after the conversion date.

We will reserve sufficient shares of common stock for the conversion of the callable common stock outstanding on the conversion date. Article V provides that all shares of common stock which may be issued upon conversion of the callable common stock, upon issuance will be fully paid and non-assessable by us and free from all taxes, liens and charges. Article V further provides that, if on the conversion date the callable common stock is listed on the New York Stock Exchange or the Nasdaq National Market System, we will, if permitted by the rules of the exchange, seek to list all shares of our common stock.

Federal Income Tax Consequences for Holding Callable Common Stock

The following discussion of federal income tax consequences is based on a legal opinion delivered to us by our counsel, Jaffe Raitt Heuer & Weiss, Professional Corporation.

The reclassification of our existing capital stock into callable common stock, effective at the closing of this offering, will not cause us or our existing stockholders to recognize gain or loss as the reclassification will qualify as a tax-free recapitalization.

If PerkinElmer causes us to redeem our callable common stock, the exchanging shareholder will recognize gain or loss measured by the difference between the basis in the callable common stock redeemed and the amount of cash received. The gain or loss will be a capital gain or loss if the callable common stock is held as a capital asset and will be long term if at the time of the redemption, the shares of callable common stock have been held for more than one year.

If PerkinElmer’s right to cause us to redeem our callable common stock expires unexercised and our callable common stock is converted to common stock, no gain or loss will be recognized for federal income tax purposes. In addition, no gain or loss will be recognized by us upon the expiration of PerkinElmer’s right to increase its ownership to 19.9% of our outstanding capital stock.

The foregoing discussion may not apply to stockholders in special categories for tax purposes, including corporate and foreign stockholders and stockholders who acquire their shares pursuant to the exercise of stock options, or otherwise as compensation. In addition, this discussion does not address the tax consequences of the reclassification to holders of options, warrants, preferred stock or other convertible securities.

Legend

Each certificate representing shares of callable common stock bears the following legend:

“The shares of callable common stock represented hereby are subject to (i) redemption at the option of the corporation during the periods, at the prices and on the terms and conditions specified in the corporation’s Third Amended and Restated Certificate of Incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”) and (ii) conversion into common stock, par value $.001, of the corporation on the date specified, and upon the terms and conditions set forth in, such Certificate of Incorporation. After notification of the corporation’s exercise of its redemption option, the shares represented by this certificate shall cease to be outstanding for all purposes and the holder hereof shall be entitled to receive only the redemption price of such shares, without interest. After conversion this certificate shall represent the shares of

Description of securities

Common Stock into which the shares of Callable Common Stock represented hereby shall have been converted, and this certificate may be exchanged for a new certificate representing such shares of Common Stock.”

PREFERRED STOCK

As of March 31, 2000, there were 8,171,060 shares of preferred stock outstanding: 50,000 shares of series M preferred stock, 1,680,880 shares of series B preferred stock, 4,070,339 shares of series C preferred stock, 1,100,000 shares of series D preferred stock and 1,269,841 shares of series P preferred stock. The series P preferred stock will be converted into common stock upon the completion of this offering. Except for the series P, all outstanding shares of preferred stock will be converted into 10,533,942 shares of our common stock and reclassified as callable common stock upon the completion of this offering and these shares of preferred stock will no longer be authorized, issued or outstanding. The conversion of all of our preferred stock upon completion of this offering is conditioned on the listing of our callable common stock on the Nasdaq National Market System.

Upon the completion of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 15,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences, any or all of which may be superior to the rights of our callable common stock, and the number of shares constituting any series or designations of the series. We have no present plans to issue any shares of preferred stock. Please see “Description of securities — Anti-takeover effects of provisions of Delaware law and our certificate of incorporation and bylaws.”

WARRANTS

As of March 31, 2000, we had outstanding warrants to purchase a total of 2,750,000 shares of our capital stock, at a weighted average exercise price of 28 cents per share. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying the warrants upon the occurrence of events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction or if we sell securities at less than a specified price. The warrants grant to the holders registration rights with respect to the common stock issuable upon their exercise, which are described below. A portion of the warrants are cancelable if we effect a liquidity event at a value in excess of $5.00 per share. Warrants are cancelable based on the timing of the liquidity event and the value per share. This offering will qualify as a liquidity event and result in the cancellation of 1,071,500 of the 2,625,000 warrants issued together with subordinated notes in connection with the business loan agreements in April and October 1999 so long as the offering is completed on or before April 23, 2001 and our callable common stock is listed on the Nasdaq National Market System. Warrants to purchase 1,553,500 shares will be automatically exercised upon completion of this offering. Warrants to purchase 125,000 shares at $6.00 per share are currently exercisable and will expire on October 13, 2008. Any warrants that are not exercised upon completion of this offering will be exchanged for callable warrants.

Description of securities

REGISTRATION RIGHTS

Under the terms of a shareholders agreement, purchase agreements and registration rights agreements with some of our securityholders, after the completion of this offering the holders of 14,917,442 shares of callable common stock, the holder of a callable warrant to purchase 125,000 shares of callable common stock and the holder of 1,269,841 shares of common stock have registration rights. Beginning six months after the effective date of this registration statement, holders of 10,533,942 shares of callable common stock and the holder of 1,269,841 shares of common stock will be entitled to demand the registration of their shares under the Securities Act of 1933 if holders of 30% of the registrable securities request us to do so, subject to limitations. In addition, beginning nine months after completion of this offering, holders of 1,553,500 shares of callable common stock also have a demand registration right in the event that holders of 30% of these securities request us to do so, subject to limitations. These demand rights do not apply to this offering. We are not required to effect more than one registration for each group of holders pursuant to these demand registration rights. In addition, all holders of registration rights are entitled to piggyback registration rights if we propose to register any shares of callable common stock either for our account or for the account of other security holders, including this offering. The holders of shares having piggyback rights are entitled to receive notice of the registration and are entitled to include their shares in the registration, subject to limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, the same holders who have demand rights may require us to file registration statements under the Securities Act of 1933 on Form S-3 with respect to their shares of our callable common stock. These registration rights are subject to conditions and limitations, among which is the right of the underwriters of an offering to limit the number of shares of callable common stock held by security holders with registration rights to be included in the registration and in some cases, including this offering, exclude these shares entirely. We are generally required to bear all of the expenses of all these registrations, including the reasonable fees of a single counsel acting on behalf of all selling stockholders, except underwriting discounts and selling commissions. Registration of any of the shares of our callable common stock held by security holders with registration rights would result in the shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon effectiveness of the registration. These registration rights, except for the rights of those holders of 1,553,500 shares of callable common stock, terminate five years after the completion of this offering.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR

CERTIFICATE OF INCORPORATION AND BYLAWS

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained the status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of a merger or other takeover or change in control attempt with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, provisions of our certificate of incorporation and bylaws, which will be in effect upon the closing of this offering and are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Description of securities

BOARD OF DIRECTORS VACANCIES

Our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with its own nominees.

STAGGERED BOARD

Our certificate provides that our board is classified into three classes of directors. Please see “Management — Classes of the board” for more information regarding our staggered board. This may inhibit a stockholder from nominating and electing directors and gaining control of the board of directors. The term of each member shall terminate in the event we give notice of the exercise of our right to redeem our callable common stock.

STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

Our bylaws provide that special meetings of our stockholders may be called only by the President, Chairman of the board of directors, a resolution adopted by the board of directors or at the request in writing of the stockholders owning at least 50% of our capital stock. These provisions could limit the ability of a stockholder to assemble a stockholders’ meeting for action they seek to propose.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be received at our principal executive offices not less than 120 days before the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, however that if the scheduled meeting date differs from the date of the next preceding annual meeting of stockholders and if less than 130 days notice or prior public disclosure of the scheduled meeting date is given or made, notice by the stockholder to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which the notice of the meeting was mailed to stockholders or the day on which the public disclosure was made. Our bylaws also contain specific requirements as to the form and content of a stockholder’s notice. These provisions may inhibit our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

AUTHORIZED BUT UNISSUED SHARES

Our authorized but unissued shares of callable common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, for corporate acquisitions and for employee benefit plans. The existence of authorized but unissued and unreserved callable common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Description of securities

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION MATTERS

Our certificate of incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, our directors have a fiduciary duty to us which is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies including rescission, or injunctive or other forms of non-monetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for:

-	any breach of the director’s duty of loyalty to us or our stockholders;

-	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

-	unlawful payments of dividends or unlawful stock purchases or redemptions; or

-	for any transaction from which the director derived an improper personal benefit.

This provision also does not affect the directors’ responsibilities under any other laws, including the federal securities laws or state or federal environmental laws.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director for the actions or omissions discussed above.

Delaware law provides further that the permitted indemnification shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise. The certificate eliminates the personal liability of directors to the fullest extent permitted by Delaware law. In addition, the certificate provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that the person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding.

We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our certificate also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have applied for liability insurance for our officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation or otherwise. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our callable common stock is American Stock Transfer & Trust Company.

Shares eligible for future sale

Prior to this offering, there has been no public offering for our stock. The market price of our callable common stock could decline as a result of sales of a large number of shares of our callable common stock in the market after this offering, or the perception that these sales could occur. These sales also could make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding 22,718,888 shares of callable common stock and 1,269,841 shares of common stock. Of these shares, the 7,000,000 shares of callable common stock sold in this offering are freely tradable, except for up to 350,000 shares purchased by participants in the reserved shares program that may be subject to agreements with the underwriters prohibiting the resale of these shares into the public market for a period of 180 days after the date of this prospectus. The remaining 15,718,888 shares of callable common stock and 1,269,841 shares of common stock will be eligible for sale in the public market as follows:

Number of Shares	Date

11,785	Immediately after the date of this prospectus

14,364,666	180 days after the date of this prospectus, subject in some cases to volume limitations

2,612,278	At various times after 180 days from the date of this prospectus

The holders of 99% of our capital stock, including our directors and officers, have entered into lock-up agreements under which they have agreed that they will not sell, directly or indirectly, any shares of callable common stock without the prior written consent of UBS Warburg LLC for a period of 180 days from the date of this prospectus, with the exception of family and estate planning transfers.

In general, under Rule 144 of the Securities Act of 1933, as currently in effect, a person together with persons whose shares are required to be aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of callable common stock — approximately 227,189 shares immediately after this offering — or the average weekly trading volume in our callable common stock during the four calendar weeks preceding the date on which notice of the sale is filed, subject to restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, the person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Following the expiration of the lock-up period, 1,392,042 shares issued upon exercise of options that we granted prior to the date of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act of 1933. Rule 701 permits resales of these shares in reliance upon Rule 144 under the Securities Act of 1933 but without compliance with the restrictions, including the holding-period requirement, imposed under Rule 144.

As of March 31, 2000, options to purchase a total of 1,426,505 shares of callable common stock are outstanding, 552,186 of which are currently exercisable. Within 12 months after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of callable common stock reserved for issuance under our 1998 stock option plan, our 1998 director plan and our 2000 employee stock purchase plan that will become effective upon filing. Accordingly, shares registered under that registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market after the filing, except those shares subject to lockup agreements and unvested shares.

Shares eligible for future sale

Stockholders holding approximately 14,917,442 shares of callable common stock, a callable warrant to purchase 125,000 shares of callable common stock and 1,269,841 shares of common stock have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the callable common stock to fall. In addition, any demand to include these shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Management — Benefit plans,” “Principal stockholders,” “Description of securities — Registration rights,” “Shares eligible for future sale” and “Underwriting.”

Underwriting

Genomic Solutions and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC (formerly named Warburg Dillon Read LLC), Lehman Brothers Inc. and Dain Rauscher Incorporated are the representatives of the underwriters.

Underwriters	Number of shares

UBS Warburg LLC	3,256,000

Lehman Brothers Inc.	1,776,000

Dain Rauscher Incorporated	888,000

Chase H&Q	120,000

Donaldson, Lufkin & Jenrette Securities Corporation	120,000

First Union Securities, Inc.	120,000

Fleetboston Robertson Stephens Inc.	120,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	120,000

Prudential Securities Incorporated	120,000

SG Cowen Securities Corporation	120,000

Robert W. Baird & Co. Incorporated	60,000

Moors & Cabot, Inc.	60,000

Punk, Ziegel & Company, L.P.	60,000

Sanders Morris Harris	60,000

Total	7,000,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us an additional 1,050,000 shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,050,000 shares.

	No exercise	Full exercise

Per share	$.56	$.56

Total	$3,920,000	$4,508,000

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,200,000.

Shares sold by the underwriters to the public initially will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.34 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Underwriting

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of callable common stock to be offered.

Genomic Solutions, its directors, officers, and substantially all of its stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of its callable common stock or securities convertible into or exchangeable for shares of callable common stock during the period from the date of this prospectus continuing through 180 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC.

The underwriters have reserved for sale, at the initial public offering price, up to 350,000 shares of our callable common stock being offered for sale to our employees, customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. Persons who purchase more than 2,500 reserved shares have agreed with the underwriters not to offer, sell, or otherwise dispose of their shares during the period from the date of this prospectus continuing through 180 days after the date of this prospectus without the prior written consent of UBS Warburg LLC. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

The underwriters intend to distribute and deliver this prospectus only by hand delivery or by mailing of printed prospectuses.

Prior to this offering there has been no public market for our callable common stock. The initial public offering price will be negotiated by us and the representatives. The principal factors to be considered in determining the initial public offering price include:

-	the information set forth in this prospectus and otherwise available to the representatives;

-	the history and the prospects for the industry in which we compete;

-	the ability of our management;

-	our prospects for future earnings, the present state of our development, and our current financial position;

-	the general condition of the securities markets at the time of this offering; and

-	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of callable common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the callable common stock while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Underwriting

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the callable common stock. As a result, the price of the callable common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933 and to contribute to payments that the underwriters may be required to make in respect thereof.

Legal matters

The validity of the shares of callable common stock offered hereby will be passed upon for us by Jaffe Raitt Heuer & Weiss, Professional Corporation, Detroit, Michigan. In addition, the discussion of the federal income tax consequences to our shareholders for holding our callable common stock is based on an opinion of Jaffe Raitt Heuer & Weiss, Professional Corporation. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon legal matters in connection with this offering for the underwriters. Shareholders of Jaffe Raitt Heuer & Weiss, Professional Corporation, beneficially own 86,797 shares of our callable common stock.

The statements in this prospectus relating to patents, patent licenses, trademarks and service marks under the following captions have been reviewed by Rader, Fishman and Grauer, Bloomfield Hills, Michigan, our intellectual property counsel, and are included in this prospectus in reliance upon that review:

-	“Risk Factors — We may be involved in lawsuits to protect or enforce our patents, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market”,

-	“Risk Factors — The rights we rely on to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology, reducing our ability to compete in the market”,

-	“Risk Factors — Our success depends on our ability to operate without infringing on or misappropriating the proprietary rights of others”, and

-	“Business — Intellectual Property”.

Experts

Arthur Andersen LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 as set forth in their report. These financial statements have been included herein in reliance upon the authority of Arthur Andersen LLP as experts in giving said reports.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1, including the exhibits, schedules and amendments to the registration statement, under the Securities Act of 1933 with respect to the share of callable common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to Genomic Solutions and the shares of callable common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 450 Fifth Street, NW, Washington, DC 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings, including the registration statement, are also available to you on the SEC’s Website (http://www.sec.gov).

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Upon approval of the callable common stock for quotation on the Nasdaq National Market, reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, DC 20006.

We intend to furnish our stockholders with annual reports containing audited financial statements.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of

  Genomic Solutions Inc.:

We have audited the accompanying consolidated balance sheets of GENOMIC SOLUTIONS INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genomic Solutions Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Detroit, Michigan,

March 27, 2000.

Genomic Solutions Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31,
	1998	1999	2000

			(unaudited)

Assets

Current Assets:

Cash	$2,879,849	$1,328,102	$6,791,939

Repurchase agreements	—	—	20,000,000

Accounts receivable, net	1,361,621	3,812,342	4,485,668

Inventories	2,856,959	3,645,395	4,350,946

Prepaid expenses and other	663,842	284,474	475,129

Total current assets	7,762,271	9,070,313	36,103,682

Property and equipment, net	1,609,449	3,105,102	2,983,906

Goodwill, net	2,079,864	1,252,496	1,177,994

Other Assets	242,218	429,650	204,145

Total assets	$11,693,802	$13,857,561	$40,469,727

Liabilities and stockholders’ equity (deficit)

Current Liabilities:

Lines of credit	$1,980,822	$1,800,000	$21,800,000

Current portion of long-term debt	300,941	712,147	685,772

Accounts payable	1,962,065	2,248,177	2,578,322

Accrued liabilities	1,209,839	2,086,262	2,589,353

Deferred revenue	194,077	172,879	195,914

Total current liabilities	5,647,744	7,019,465	27,849,361

Long-Term Liabilities:

Subordinated debt	—	7,525,793	9,806,349

Long-term debt, less current portion	537,262	1,151,856	1,004,411

Other long-term liabilities	23,540	100,590	97,943

Total long-term liabilities	560,802	8,778,239	10,908,703

Common Stock Warrants	—	7,440,989	9,737,660

Commitments

Stockholders’ Equity (Deficit):

Convertible preferred stock, $0.001 par value; 10,000,000 and 15,000,000 shares authorized at December 31, 1999 and March 31, 2000, respectively, 6,901,219, 6,901,219 and 8,171,060 shares issued and outstanding at December 31, 1998, 1999, and March 31, 2000, respectively; aggregate liquidation preference of approximately $18,038,000 and $18,346,000 at December 31, 1999 and March 31, 2000, respectively	6,901	6,901	8,171

Callable common stock, $0.001 par value; 40,000,000 shares authorized, 2,919,378, 3,054,909, and 3,631,446 shares issued and outstanding at December 31, 1998, 1999, and March 31, 2000, respectively	2,919	3,055	3,631

Additional paid-in capital	16,525,232	16,831,914	32,478,047

Notes receivable	(47,250)	(52,650)	(123,758)

Deferred compensation related to stock options	—	(124,023)	(117,546)

Retained deficit	(11,107,384)	(26,110,111)	(40,301,177)

Accumulated other comprehensive income	104,838	63,782	26,635

Total stockholders’ equity (deficit)	5,485,256	(9,381,132)	(8,025,997)

Total liabilities and stockholders’ equity (deficit)	$11,693,802	$13,857,561	$40,469,727

The accompanying notes are an integral part of these consolidated statements.

Genomic Solutions Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months ended
	Years ended December 31,			March 31,
	1997	1998	1999	1999	2000

				(unaudited)

Revenue:

Product revenue	$1,992,385	$4,930,727	$11,281,836	$2,185,736	$3,790,663

Service revenue	171,156	576,634	810,454	250,630	204,184

Total revenue	2,163,541	5,507,361	12,092,290	2,436,366	3,994,847

Cost of revenue:

Cost of product revenue	974,626	2,971,485	6,569,857	1,140,481	1,945,078

Cost of service revenue	88,145	294,704	420,118	122,396	58,928

Total cost of revenue	1,062,771	3,266,189	6,989,975	1,262,877	2,004,006

Gross profit	1,100,770	2,241,172	5,102,315	1,173,489	1,990,841

Operating expenses:

Selling, general and administrative	2,197,690	6,372,051	8,651,881	1,882,904	2,620,122

Research and development	942,237	3,353,903	4,830,425	1,160,306	1,124,902

Acquisition-related and other unusual charges	1,577,786	340,000	437,741	—	—

Total operating expenses	4,717,713	10,065,954	13,920,047	3,043,210	3,745,024

Loss from operations	(3,616,943)	(7,824,782)	(8,817,732)	(1,869,721)	(1,754,183)

Other income (expense):

Interest expense	(184,294)	(122,490)	(2,475,621)	(87,199)	(1,660,689)

Interest income	—	236,542	110,674	23,456	96,289

Gain on sale of investment				—	407,189

Other expense, net	(76,739)	(75,056)	40,811	(89,697)	67,083

Total other income (expense)	(261,033)	38,996	(2,324,136)	(153,440)	(1,090,128)

Loss before taxes and extraordinary items	(3,877,976)	(7,785,786)	(11,141,868)	(2,023,161)	(2,844,311)

Benefit for income taxes	641,500	—	—	—	—

Loss before extraordinary items	(3,236,476)	(7,785,786)	(11,141,868)	(2,023,161)	(2,844,311)

Extraordinary loss (gain), net of tax expense of $641,500 in 1997 and $0 for the three months ended March 31, 2000	1,245,191	—	—	—	(1,050,084)

Net loss	(1,991,285)	(7,785,786)	(11,141,868)	(2,023,161)	(3,894,395)

Non-cash common stock warrant charge	—	—	(3,860,859)	—	(2,296,671)

Deemed dividend upon issuance of Series P preferred stock	—	—	—	—	(8,000,000)

Net loss attributable to common stockholders	$(1,991,285)	$(7,785,786)	$(15,002,727)	$(2,023,161)	$(14,191,066)

Net income (loss) per share, basic and diluted:

Loss per share before extraordinary items	$(6.93)	$(2.71)	$(3.75)	$(0.69)	$(0.83)

Income (loss) per share from extraordinary items	2.67	—	—	—	(0.31)

Loss per share from non-cash common stock warrant charge	—	—	(1.30)	—	(0.67)

Loss per share from deemed dividend	—	—	—	—	(2.33)

Net loss per share attributable to common stockholders	$(4.27)	$(2.71)	$(5.04)	$(0.69)	$(4.14)

Weighted average common shares	466,884	2,876,241	2,974,228	2,925,577	3,429,364

The accompanying notes are an integral part of these consolidated statements.

Genomic Solutions Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Convertible		Callable Common				Deferred
	Preferred Stock		Stock		Additional		Compensation
					Paid-In	Notes	Related to
	Shares	Amount	Shares	Amount	Capital	Receivable	Stock Options

Balance — December 31, 1996	1,250,000	$1,250	31,728	$32	$502,139	$—	$—

Callable common stock issued upon conversion of Series A preferred stock	(1,250,000)	(1,250)	45,821	46	1,204	—	—

Series B preferred and callable common stock issued upon conversion of notes payable	413,169	413	200,986	201	426,624	—	—

Series B preferred stock issued for cash	1,267,711	1,268	—	—	1,266,443	—	—

Series M preferred stock issued upon conversion of notes payable	50,000	50	—	—	49,950	—	—

Callable common stock issued upon conversion of subordinated debt	—	—	248,813	249	17,168	—	—

Callable common stock issued upon settlement of accounts payable	—	—	13,100	13	904	—	—

Callable common stock issued in connection with the acquisition of BioPhotonics, Inc.	—	—	85,000	85	5,865	—	—

Series C preferred stock issued for cash	3,698,819	3,699	—	—	6,402,080	—	—

Callable common stock issued in connection with the acquisition of PBA Technology Limited	—	—	1,500,000	1,500	553,500	—	—

Net loss	—	—	—	—	—	—	—

Comprehensive loss

Balance — December 31, 1997	5,429,699	5,430	2,125,448	2,126	9,225,877	—	—

Series C preferred stock issued for cash	371,520	371	—	—	649,789	—	—

Series D preferred stock issued for cash	1,100,000	1,100	—	—	6,581,539	—	—

Callable common stock issued in exchange for software license	—	—	40,000	40	14,760	—	—

Callable common stock issued in exchange for services	—	—	600	—	1,287	—	—

Callable common stock issued upon exercise of stock options	—	—	753,330	753	51,980	(47,250)	—

Net loss	—	—	—	—	—	—	—

Foreign currency translation adjustment	—	—	—	—	—	—	—

Comprehensive loss

Balance — December 31, 1998	6,901,219	6,901	2,919,378	2,919	16,525,232	(47,250)	—

Callable common stock issued in exchange for services	—	—	500	1	999	—	—

Interest income on notes receivable	—	—	—	—	—	(5,400)	—

Callable common stock issued upon exercise of stock options	—	—	86,830	87	8,540	—	—

Callable common stock issued as payment for interest on subordinated debt	—	—	48,201	48	237,486	—	—

Deferred compensation on stock options granted	—	—	—	—	129,465	—	(129,465)

Amortization of deferred compensation	—	—	—	—	—	—	5,442

Prepaid stock issuance expenses	—	—	—	—	(69,808)	—	—

Accretion of redemption price of common stock warrants	—	—	—	—	—	—	—

Net loss	—	—	—	—	—	—	—

Foreign currency translation adjustment	—	—	—	—	—	—	—

Comprehensive loss

Balance — December 31, 1999	6,901,219	6,901	3,054,909	3,055	16,831,914	(52,650)	(124,023)

Series P preferred stock issued for cash (unaudited)	1,269,841	1,270	—	—	7,482,194	—	—

Deemed dividend related to beneficial conversion feature on Series P preferred stock (unaudited)	—	—	—	—	8,000,000	—	—

Interest income on notes receivable (unaudited)	—	—	—	—	—	(1,912)	—

Callable common stock issued upon exercise of stock options (unaudited)	—	—	551,882	552	78,652	(69,196)	—

Callable common stock issued as payment for interest on subordinated debt (unaudited)	—	—	24,655	24	118,402	—	—

Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	6,477

Prepaid stock issuance expenses (unaudited)	—	—	—	—	(33,115)	—	—

Accretion of redemption price of common stock warrants (unaudited)	—	—	—	—	—	—	—

Net loss (unaudited)	—	—	—	—	—	—	—

Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—

Comprehensive loss (unaudited)

Balance — March 31, 2000 (unaudited)	8,171,060	$8,171	3,631,446	$3,631	$32,478,047	$(123,758)	$(117,546)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Accumulated
		Other
	Retained	Comprehensive		Comprehensive
	Deficit	Income	Total	Loss

Balance — December 31, 1996	$(2,059,039)	$—	$(1,555,618)

Callable common stock issued upon conversion of Series A preferred stock	—	—	—

Series B preferred and callable common stock issued upon conversion of notes payable	—	—	427,238

Series B preferred stock issued for cash	—	—	1,267,711

Series M preferred stock issued upon conversion of notes payable	—	—	50,000

Callable common stock issued upon conversion of subordinated debt	644,643	—	662,060

Callable common stock issued upon settlement of accounts payable	84,083	—	85,000

Callable common stock issued in connection with the acquisition of BioPhotonics, Inc.	—	—	5,950

Series C preferred stock issued for cash	—	—	6,405,779

Callable common stock issued in connection with the acquisition of PBA Technology Limited	—	—	555,000

Net loss	(1,991,285)	—	(1,991,285)	$(1,991,285)

Comprehensive loss				$(1,991,285)

Balance — December 31, 1997	(3,321,598)	—	5,911,835

Series C preferred stock issued for cash	—	—	650,160

Series D preferred stock issued for cash	—	—	6,582,639

Callable common stock issued in exchange for software license	—	—	14,800

Callable common stock issued in exchange for services	—	—	1,287

Callable common stock issued upon exercise of stock options	—	—	5,483

Net loss	(7,785,786)	—	(7,785,786)	$(7,785,786)

Foreign currency translation adjustment	—	104,838	104,838	104,838

Comprehensive loss				$(7,680,948)

Balance — December 31, 1998	(11,107,384)	104,838	5,485,256

Callable common stock issued in exchange for services	—	—	1,000

Interest income on notes receivable	—	—	(5,400)

Callable common stock issued upon exercise of stock options	—	—	8,627

Callable common stock issued as payment for interest on subordinated debt	—	—	237,534

Deferred compensation on stock options granted	—	—	—

Amortization of deferred compensation	—	—	5,442

Prepaid stock issuance expenses	—	—	(69,808)

Accretion of redemption price of common stock warrants	(3,860,859)	—	(3,860,859)

Net loss	(11,141,868)	—	(11,141,868)	$(11,141,868)

Foreign currency translation adjustment	—	(41,056)	(41,056)	(41,056)

Comprehensive loss				$(11,182,924)

Balance — December 31, 1999	(26,110,111)	63,782	(9,381,132)

Series P preferred stock issued for cash (unaudited)	—	—	7,483,464

Deemed dividend related to beneficial conversion feature on Series P preferred stock (unaudited)	(8,000,000)	—	—

Interest income on notes receivable (unaudited)	—	—	(1,912)

Callable common stock issued upon exercise of stock options (unaudited)	—	—	10,008

Callable common stock issued as payment for interest on subordinated debt (unaudited)	—	—	118,426

Amortization of deferred compensation (unaudited)	—	—	6,477

Prepaid stock issuance expenses (unaudited)	—	—	(33,115)

Accretion of redemption price of common stock warrants (unaudited)	(2,296,671)	—	(2,296,671)

Net loss (unaudited)	(3,894,395)	—	(3,894,395)	$(3,894,395)

Foreign currency translation adjustment (unaudited)	—	(37,147)	(37,147)	(37,147)

Comprehensive loss (unaudited)				$(3,931,542)

Balance — March 31, 2000 (unaudited)	$(40,301,177)	$26,635	$(8,025,997)

The accompanying notes are an integral part of these consolidated statements.

Genomic Solutions Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months ended
	Years ended December 31,			March 31,
	1997	1998	1999	1999	2000

				(unaudited)

Cash Flows from Operating Activities:

Net loss	$(1,991,285)	$(7,785,786)	$(11,141,868)	$(2,023,161)	$(3,894,395)
Adjustments to reconcile net loss to net cash used in operating activities-

Depreciation and amortization	216,405	747,708	1,233,626	228,229	370,405

Amortization of discount on subordinated debt	—	—	1,605,923	—	1,271,715

Acquisition-related and other unusual charges	1,577,786	340,000	437,741	—	—

Callable common stock issued in lieu of interest	—	—	237,534	—	118,426

Amortization of deferred compensation	—	—	5,442	—	6,477

Extraordinary (gain) loss	(1,886,691)	—	—	—	1,050,084

Gain on sale of investment	—	—	—	—	(407,189)

Other	—	1,287	(1,888)	—	—
Increase (decrease) in cash resulting from changes in assets and liabilities, net of acquisitions-

Accounts receivable	114,497	(36,711)	(2,375,634)	(443,955)	(625,235)

Inventories	133,868	(1,415,669)	(787,002)	(181,086)	(727,400)

Prepaid expenses and other	(25,437)	(534,237)	371,173	203,563	(196,980)

Accounts payable	(130,053)	1,469,376	309,407	(323,646)	337,969

Accrued liabilities	653,416	24,882	523,855	712,123	554,590

Deferred revenue	(25,771)	(84,977)	57,718	(65,882)	20,720

Net cash used in operating activities	(1,363,265)	(7,274,127)	(9,523,973)	(1,893,815)	(2,120,813)

Cash Flows from Investing Activities:

Purchase of property and equipment	(47,456)	(1,330,703)	(1,448,689)	(437,145)	(133,977)

Increase in other assets	(39,300)	(42,744)	(340,391)	(15,752)	(73,569)

Increase in repurchase agreements	—	—	—	—	(20,000,000)

Acquisitions of assets and stock of various companies	(659,066)	(2,607,092)	—	—	—

Other investing activities	—	(73,248)	—	—	—

Proceeds from sale of investment	—	—	—	—	574,813

Net cash used in investing activities	(745,822)	(4,053,787)	(1,789,080)	(452,897)	(19,632,733)

Cash Flows from Financing Activities:

Proceeds from issuance of subordinated debt and common stock warrants	—	—	9,500,000	440,000	—

Borrowings under sale-leaseback transactions	—	523,488	1,140,247	428,112	—

Proceeds from issuance of callable common stock	—	5,483	8,627	682	10,008

Net borrowings (repayments) under lines of credit	(423,811)	1,482,454	(170,136)	(67,192)	20,001,272

Repayment of long-term debt	(400,000)	(143,797)	(538,065)	(88,396)	(170,336)

Proceeds from issuance of preferred stock	7,673,490	7,232,799	—	—	7,483,464

Proceeds from issuance of long-term debt	130,000	—	—	—	—

Other financing activities	—	—	(75,208)	276	(35,027)

Net cash provided by financing activities	6,979,679	9,100,427	9,865,465	713,482	27,289,381

Effect of Exchange Rate Changes on Cash	—	18,537	(104,159)	3,234	(71,998)

Net Increase (Decrease) in Cash	4,870,592	(2,208,950)	(1,551,747)	(1,629,996)	5,463,837

Cash — Beginning of Year	218,207	5,088,799	2,879,849	2,879,849	1,328,102

Cash — End of Year	$5,088,799	$2,879,849	$1,328,102	$1,249,853	$6,791,939

Supplemental Disclosure of Cash Flow Activity:

Cash paid for interest	$128,000	$111,000	$631,000	$87,000	$248,000

Cash paid for income taxes	$—	$—	$—	$—	$—

Supplemental Disclosure of Non-Cash Activity:

Equipment purchased under capital lease obligations (see Note 16)	$—	$642,126	$1,560,984	$703,821	$—

Issuance of preferred and common stock upon conversion of various notes payable (see Note 11)	$712,060	$—	$—	$—	$—

Issuance of common stock in connection with acquisitions (see Note 17)	$560,950	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated statements.

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

1.  DESCRIPTION OF BUSINESS

Genomic Solutions Inc. (“Genomic Solutions”) and its subsidiaries (collectively referred to as the “Company”) design, develop, manufacture, market and sell integrated, high throughput genomic and proteomic instrumentation, software, consumables and services, which can be sold as integrated systems or as separate components. The Company’s biochip and proteomic products and systems are used by its customers to produce biochips, maintain DNA libraries, quantify gene expression levels, and isolate, identify and characterize proteins. The Company’s customers are typically pharmaceutical and biotechnology companies, universities, and government funded research institutions. In addition to selling products to customers, the Company also uses its instrument, software, consumables, and applications expertise to provide contract biochip and proteomic experimental services to researchers on a fee-for-service basis.

The Company was incorporated in June 1994 under the name B.I. Systems Corporation. In July 1994, the Company purchased assets, including software, inventory and fixed assets, from the Bio Image business unit (“Bio Image”) of Millipore Corporation (“Millipore”). On December 5, 1997, the Company formed Genomic Solutions Inc. On December 24, 1997, the Company merged with B.I. Systems Corporation, with Genomic Solutions being the surviving entity.

As of December 31, 1999, the Company has operations in the United States, Japan and the United Kingdom. Genomic Solutions KK, a wholly-owned Japanese subsidiary of Genomic Solutions located in Tokyo, Japan, provides sales and technical support functions for the Japanese market. Effective December 31, 1997, the Company acquired all of the outstanding stock of PBA Technology Limited (a UK corporation, “PBA”, see Note 17) which subsequently changed its name to Genomic Solutions Limited (“Genomic Solutions Ltd.”).

As a result of its efforts in recent years to build its infrastructure and internal staffing, develop its systems and expand into new markets, the Company has experienced significant operating losses. The Company expects to continue to focus on increasing its customer base, expending substantial resources on sales and marketing and administration, and developing new product and service offerings. Accordingly, these expenditures are expected to continue to increase significantly, all of which will have a negative impact on short-term operating results.

The Company expects to fund its operations primarily through additional equity financing. Specifically, in January 2000, the Company completed a Series P preferred stock equity financing in which the Company raised $8,000,000 before issuance costs (see Note 12). In addition, in December 1999, the Company’s Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission to sell shares of its callable common stock to the public. On March 24, 2000, the Company amended its line-of-credit agreement with a bank to provide for borrowings up to $22,000,000 and, on April 28, 2000, amended its line-of-credit agreement to provide for borrowings up to $32,000,000 (see Note 7). There can be no assurance that growth in the Company’s revenues or customer base will continue, or that the Company will be able to achieve or sustain profitability or positive cash flow. The failure of the Company to achieve or sustain profitability or positive cash flow or consummate additional financing arrangements may result in the Company seeking other sources of capital or reducing the scope of its operations or anticipated expansion, which could adversely affect the Company’s business and results of operations.

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

2.  SIGNIFICANT ACCOUNTING POLICIES

Initial Public Offering

If the initial public offering of the Company’s callable common stock is consummated under the terms presently anticipated, all of the outstanding shares of preferred stock, other than the Series P preferred stock (see Note 12), will automatically convert into 10,533,942 shares of callable common stock, all of the outstanding shares of the Series P preferred stock will automatically convert into 1,269,841 shares of common stock and a portion of the common stock warrants will be cancelled (see Note 9). The original subordinated debt agreements provided that the subordinated notes automatically matured upon the closing of an initial public offering. However, on March 24, 2000, the Company and the subordinated debt holders amended the subordinated debt agreements to change the acceleration of the maturity date from the closing date of an initial public offering to one year (366 days) from the closing date of an initial public offering (see Note 9).

Principles of Consolidation

The consolidated financial statements include the accounts of Genomic Solutions and its subsidiaries, Genomic Solutions KK and Genomic Solutions Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim Financial Information

The consolidated financial statements as of March 31, 2000, and for the three months ended March 31, 1999 and 2000, are unaudited and have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position at such date, and the operating results and cash flows for such periods, in accordance with generally accepted accounting principles. Results for the interim period are not necessarily indicative of the results to be expected for any subsequent period.

Revenue

Product revenue is derived from the sales of genomic and proteomic instrumentation, consumables and services. Revenue from instrumentation and consumable product sales, including revenues generated through distributors, is recognized when a customer contract is fully executed and the product is shipped. Title to the instruments pass to the customer and acceptance occurs upon shipment. There are no significant installation efforts required. Service revenue includes revenue from contract research services and service maintenance agreements. Revenue from contract research services is recognized as the services are performed on a time and materials basis. Revenue from service maintenance agreements is recognized on a straight-line basis over the period in which the services are provided.

Research and Development Expenses

Research and development expenses include all employee payroll and related costs attributable to research and development activities.

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

Foreign Currency Translation

The financial statements of Genomic Solutions’ foreign subsidiaries are translated using exchange rates in effect at period end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are reflected as a separate component of stockholders’ equity (deficit). Foreign currency transaction gain (loss) resulting from product and service sales in foreign denominated currencies totaled approximately $(40,000), $(11,000), $113,000 and $87,000 in 1997, 1998, 1999 and for the three months ended March 31, 2000, respectively, and are included in other income (expense) in the accompanying consolidated statements of operations.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

At December 31, 1998, 1999 and March 31, 2000, accounts receivable are stated net of an allowance for uncollectible accounts of approximately $73,000, $135,000 and $149,000, respectively.

Inventories

Inventories consist primarily of purchased parts and components and are stated at the lower of cost, as determined on a first-in, first-out basis, or market.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets which generally range from three to five years.

Goodwill

Goodwill arose from the acquisitions completed by the Company in 1997 and 1998 (see Note 17) and in prior years. These amounts are being amortized on a straight-line basis over periods ranging from five to ten years. At December 31, 1998, 1999 and March 31, 2000, accumulated amortization totaled $465,600, $1,112,600 and $1,185,900, respectively. Amortization expense totaled approximately $56,000, $452,900 and $384,600 in 1997, 1998 and 1999, respectively, exclusive of the write-downs discussed below. Amortization expense totaled approximately $71,500 and $73,300 for the three months ended March 31, 1999 and 2000, respectively.

At each balance sheet date, the Company evaluates the carrying value of goodwill and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If evidence of a possible impairment exists as a result of this evaluation, the Company

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

estimates the undiscounted future cash flows from the use of the asset and its eventual disposition and then compares this amount to the carrying value of the asset. In September 1999, the Company determined that the goodwill that originated from the acquisition of certain assets from Insight BioMedical Imaging, Inc. (see Note 17) was impaired due to the Company’s strategic decision to no longer market, sell and provide technical support for the products acquired from Insight BioMedical Imaging. As a result, the Company estimated the present value of expected future cash flows related to this goodwill and recorded an adjustment of approximately $438,000 to reduce these assets to their estimated fair value. In 1997, the Company determined that the goodwill and other long-lived assets that originated from the acquisition of Bio Image from Millipore (see Note 1) was impaired due to a change in the Company’s overall strategic direction from developing and licensing gene identification software to providing high volume genomic and proteomic systems. As a result, the Company estimated the present value of expected future cash flows related to these long-lived assets and recorded an adjustment of $861,000 to reduce these assets to their estimated fair value. These write-downs are included in acquisition-related and other unusual charges in the accompanying consolidated statements of operations.

Capitalized Software Development Costs

The Company incurs software development costs for software to be imbedded in the Company’s instrumentation products. The Company accounts for these software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86. Under SFAS No. 86, capitalization of software development costs begins upon the establishment of technological feasibility of the software component (defined as a working program model) and completing research and development activities for the instrumentation component of the product. In 1998, 1999 and 2000, amounts that would have been capitalized under this statement were immaterial, and therefore no software development costs have been capitalized. The Company does not expect to capitalize any software development costs in future periods.

In 1997, the Company determined that certain products acquired from Millipore in 1994 had no remaining economic life due to a change in the strategic direction of the Company. The Company estimated the future gross revenue from these items less the additional costs of development, disposition and maintenance and wrote-off all capitalized software development costs totaling approximately $328,000. This write-off is included in acquisition-related and other unusual charges in the accompanying consolidated statement of operations. Amortization expense of capitalized software development costs totaled $47,000 in 1997, exclusive of this write-off.

Accrued Warranty

The Company provides a one-year warranty on the majority of its instrumentation sales. The warranty primarily consists of two preventative maintenance visits by the Company. The Company has recorded a liability for estimated warranty costs to be incurred on sales made prior to the end of each period which is included in accrued liabilities in the accompanying consolidated balance sheets.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees using the intrinsic value method prescribed under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s callable common stock at the date of the option grant over the amount the employee must pay to acquire the stock. In 1999, the Company recognized deferred compensation related

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

to stock option grants (see Note 14). As supplemental information, the Company has provided pro forma disclosure of stock option activity in Note 14, in accordance with the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation.”

The Company accounts for stock-based compensation to non-employees under SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18. Stock-based compensation related to options issued to non-employees is not material for any period presented.

Net Loss Per Share

Basic and diluted net loss per share amounts have been presented in conformity with SFAS No. 128, “Earnings Per Share,” for all periods presented. Following the guidance in the Securities and Exchange Commission Staff Accounting Bulletin No. 98, callable common stock and convertible preferred common stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per share as if these shares had been outstanding for all periods presented. To date, the Company has not issued or granted shares for nominal consideration.

The calculation of basic and diluted net loss per share is as follows:

				Three Months ended
	Years ended December 31,			March 31,
	1997	1998	1999	1999	2000

				(unaudited)

Net loss attributable to common stockholders	$(1,991,285)	$(7,785,786)	$(15,002,727)	$(2,023,161)	$(14,191,066)

Basic and diluted —

Weighted average common shares outstanding	466,884	2,876,241	2,974,228	2,925,577	3,429,364

Net loss per share attributable to common stockholders	$(4.27)	$(2.71)	$(5.04)	$(0.69)	$(4.14)

The Company has excluded all convertible preferred stock and outstanding stock options from the calculation of diluted net loss per share because all these securities are anti-dilutive due to the net loss for each period. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for options, was 1,582,100, 2,063,936 and 4,776,371 in 1997, 1998 and 1999, respectively, and was 2,262,369 and 4,176,505 for the three months ended March 31, 1999 and 2000, respectively.

Fair Value of Financial Instruments

The carrying values of the Company’s repurchase agreements, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments. Management’s estimate of the fair value of notes payable, subordinated debt, common stock warrants and the note receivable is determined by reference to various market data for comparable financial instruments, requires considerable judgment by management, and are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value of these financial instruments approximate their recorded values for all periods presented. It is not practicable to estimate the fair value of the Company’s capital lease obligations.

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

Comprehensive Income

Effective January 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income,” which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. The difference between net loss, as reported in the accompanying consolidated statements of operations, and comprehensive loss is the foreign currency translation adjustment for the respective periods. Accumulated other comprehensive income consists solely of the cumulative translation adjustment as presented in the accompanying consolidated balance sheets.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments. The Company has not yet quantified the impact of this statement on the Company’s financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition,” which provides guidance on when revenue should be recognized. This Bulletin did not have a material impact on the accompanying financial statements.

Reclassifications

Certain amounts from the 1997 and 1998 financial statements have been reclassified to conform with the 1999 presentation.

3. INVENTORIES

Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs. Inventories consisted of the following:

	At December 31,		At March 31,
	1998	1999	2000

			(unaudited)

Raw materials	$1,218,666	$1,196,818	$1,826,813

Work-in-process	370,693	906,010	1,146,921

Finished goods	1,267,600	1,542,567	1,377,212

	$2,856,959	$3,645,395	$4,350,946

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	At December 31,		At March 31,
	1998	1999	2000

			(unaudited)

Furniture and office equipment	$1,611,938	$3,578,299	$3,758,010

Computer equipment	753,603	997,456	929,636

	2,365,541	4,575,755	4,687,646

Less — Accumulated depreciation	756,092	1,470,653	1,703,740

	$1,609,449	$3,105,102	$2,983,906

Property and equipment held under capital lease obligations totaled approximately $728,000, $2,175,000 and $2,175,000 at December 31, 1998, 1999 and March 31, 2000, respectively. The related accumulated depreciation totaled approximately $90,000, $479,000 and $631,000 at December 31, 1998, 1999 and March 31, 2000, respectively.

5.  INVESTMENTS

In 1998, Genomic Solutions Ltd. purchased a 30% interest in HD Technologies Limited, a UK company (excluding retained technology rights), for approximately $150,000. The Company accounts for this investment under the equity method of accounting. The carrying amount of this investment is approximately $157,000 and $173,000 at December 31, 1998 and 1999, respectively, and is included in other assets in the accompanying consolidated balance sheets. Equity income from this investment was $7,000 and $16,000 in 1998 and 1999, respectively, and is included in other income in the accompanying consolidated statements of operations.

Subsequent to year-end in January 2000, the Company sold its investment in HD Technologies for approximately $600,000 which resulted in a pre-tax gain of approximately $407,000.

6.  ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	At December 31,		At March 31,
	1998	1999	2000

			(unaudited)

Compensation and related taxes	$436,171	$482,136	$316,376

Deferred gain on sale-leaseback transactions	18,223	403,631	493,107

Advisory fee related to issuance of Series P preferred stock	—	—	516,536

Professional fees	104,000	151,000	159,000

Warranty	220,571	104,345	179,913

Other	430,874	945,150	924,421

	$1,209,839	$2,086,262	$2,589,353

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

7.  LINES OF CREDIT

The Company has a $2,000,000 line-of-credit agreement (the “Primary Line of Credit”) with a bank which provides for borrowings through July 2001. At December 31, 1998 and 1999, outstanding borrowings under this agreement totaled $1,750,000 and $1,800,000, respectively. Outstanding borrowings bear interest at the bank’s prime interest rate (weighted-average rate of 8.125% in 1999) and are payable on demand. The agreement contains various covenants which, among other requirements, establish minimum levels of working capital and tangible net worth that must be maintained by the Company.

On March 24, 2000, the Company and the bank amended the agreement for the Primary Line of Credit to provide for borrowings up to $22,000,000 through July 1, 2001 and, on April 28, 2000, amended the agreement to provide for borrowings up to $32,000,000. Outstanding borrowings bear interest at the bank’s prime rate less 1% (effective rate of 8% at March 31, 2000), are payable on demand and are collateralized by $20,000,000 of cash balances at March 31, 2000. This compensating cash balance is invested in and classified as repurchase agreements in the accompanying consolidated balance sheets. At March 31, 2000, outstanding borrowings under the amended agreement totaled $21,800,000.

The Company has line-of-credit agreements with a leasing company under which the Company may draw up to $3,000,000. At December 31, 1998, 1999 and March 31, 2000, aggregate draws under these agreements totaled approximately $555,000, $1,966,000 and $1,966,000, respectively. Outstanding borrowings bear interest at rates ranging from 6.2% to 8.9% and are payable at various dates through 2003 (see Note 16).

At December 31, 1999, Genomic Solutions Ltd. had line-of-credit agreements with a bank whereby Genomic Solutions Ltd. may borrow up to $324,000. Outstanding borrowings bear interest at 10% and are collateralized by a letter of credit issued by the Company and eligible accounts receivable, as defined. At December 31 1998, outstanding borrowings under these agreements totaled $230,822. At December 31, 1999 and March 31, 2000, no amounts were outstanding under these agreements. The agreements expire at various dates through August 2000.

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

8.  LONG-TERM DEBT

Long-term debt consists of the following:

	At December 31,		At March 31,
	1998	1999	2000

			(unaudited)

Subordinated notes payable, net of unamortized discount of $1,974,207 at December 31, 1999 and unamortized premium of $306,349 at March 31, 2000 (see Note 9)	$—	$7,525,793	$9,806,349

Capital lease obligations, due in varying amounts with interest rates ranging from 6.2% to 21%, through October 2003 (see Note 16)	563,381	1,731,663	1,616,763

Notes payable by Genomic Solutions Ltd., payable in monthly installments of approximately $6,900 and $4,600, plus interest at 10%, through November 2000 and December 2000, respectively	274,822	132,340	73,420

	838,203	9,389,796	11,496,532

Less — Current portion	300,941	712,147	685,772

	$537,262	$8,677,649	$10,810,760

Scheduled future maturities of long-term debt, excluding capital lease obligations (see Note 16), at December 31, 1999, are as follows:

2000	$132,340

2001	—

2002	—

2003	—

2004	7,525,793

$7,658,133

9.  SUBORDINATED DEBT AND COMMON STOCK WARRANTS

In April 1999 and October 1999, the Company received $6,000,000 and $3,500,000, respectively, from the issuance of subordinated notes with detachable warrants to purchase 1,400,000 and 1,225,000 shares of callable common stock at $0.01 per share, respectively (“Sub Note 1” and “Sub Note 2”, respectively). Accordingly, the proceeds have been allocated to the debt and warrants based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes valuation model using the following assumptions for Sub Note 1 and Sub Note 2, respectively: estimated volatility of 0.53 and 0.58, risk-free interest rate of 5.04% and 5.87%, no dividend yield and an expected life of the warrants of five years. The resulting initial aggregate fair value of the warrants of $3,580,130 is classified as common stock warrants in the accompanying consolidated balance sheets.

The aggregate balance of the proceeds of $5,919,870 has been recorded as the initial carrying value of the subordinated notes. Prior to an amendment to the subordinated notes (see below), the resulting discount on the subordinated notes was being amortized using the effective interest method through April 2000 for Sub Note 1 and Sub Note 2. The amortization period of the discount was shorter than the contractual life of the subordinated notes as the notes automatically mature upon the closing of an initial public offering (originally expected to be April 2000) and were expected to be repaid with a portion of the offering

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

proceeds. However, on March 24, 2000 and April 28, 2000, the Company and the subordinated debt holders amended the note agreements to change the acceleration of the maturity date from the closing date of an initial public offering to one year from the closing date of an initial public offering (see below). Aggregate amortization expense related to the discount was $1,605,923 in 1999 and $1,277,884 for the period from January 1, 2000 to March 23, 2000, and is included in interest expense in the accompanying consolidated statements of operations. Both subordinated notes bore interest at a stated rate of 12%. The effective interest rate was 53.0% and 154.1% for Sub Note 1 and Sub Note 2, respectively, calculated based on an expected maturity date of April 2000.

The Company accounted for the amendment to the subordinated notes as an extinguishment of debt and recorded an extraordinary loss of approximately $1,050,000 for the three months ended March 31, 2000. The extraordinary loss represents the difference between the carrying value of the original subordinated notes less the related unamortized debt issuance costs at March 24, 2000, aggregating to approximately $8,763,000, and the estimated fair value of the new subordinated notes of approximately $9,813,000. Management’s estimate of the fair value of the new subordinated notes was based on an effective interest rate of 8.75%. Management determined this rate by reference to market data for comparable financial instruments available to the Company at March 24, 2000. The resulting premium on the amended subordinated notes is being amortized using the effective interest method through April 2001. The amortization period of the premium is shorter than the contractual life of the amended subordinated notes as the notes automatically mature one year from the closing date of an initial public offering and will be repaid with a portion of the offering proceeds. Amortization income related to the premium was $6,168 for the three months ended March 31, 2000, and is netted against interest expense in the accompanying consolidated statements of operations.

The amended Sub Note 1 and Sub Note 2 are payable in full in April 2004 and October 2004, respectively, except that both notes are payable in full one year from the closing date of a initial public offering, upon the transfer of more than 50% of the issued and outstanding callable common stock of the Company (whereby the transferee receives control of the Company), upon a merger or sale of the Company or upon the Company’s cash and cash equivalents aggregating to less than $50,000,000. Interest is payable quarterly and is payable 7/12ths in cash and 5/12ths in shares of callable common stock based on a conversion factor of $5.00 per share for Sub Note 1 and $4.50 per share for Sub Note 2. The notes may be repaid early at the Company’s option for a premium of 5.0% in the first year of each note, then decreasing 100 basis points annually until maturity. However, the Company is not obligated to pay a premium upon prepayment of the notes if the Company consummates an initial public offering and elects to prepay the notes prior to the accelerated maturity date as defined above.

The common stock warrants are exercisable at any time, expire ten years from the date of grant and will be automatically exercised upon the completion of a qualifying liquidity event. However, 1,512,000 warrants are subject to cancellation upon the completion of a qualifying liquidity event prior to April 24, 2000, 1,071,500 warrants are subject to cancellation upon the completion of a qualifying liquidity event prior to April 24, 2001, 636,000 warrants are subject to cancellation upon the completion of a qualifying liquidity event prior to April 24, 2002, and 285,500 warrants are subject to cancellation upon the completion of a qualifying liquidity event prior to April 24, 2003. A qualifying liquidity event is defined as an initial public offering, as defined, or a merger or sale of the Company in which the stockholders receive cash or freely marketable securities. The warrants are redeemable by the holders after April 23, 2004 at either fair market value, as determined between the holder and the Company or by appraisal, or seven times EBITDA, as defined. The difference between the estimated redemption price and the initial carrying value of the warrants is being accreted to retained deficit on a straight-line basis through April 2004. In 1999 and for the three months ended March 31, 2000, the Company recorded accretion of $3,860,859 and $2,296,671, respectively, based on the anticipated offering price at December 31, 1999 and March 31, 2000 of the Company’s common stock in connection with its initial public offering which resulted in an

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

estimated aggregate redemption price of $47,250,000. As a result of a decline in the estimated fair value of the Company’s common stock in April 2000, the Company expects to record a decrease in accumulated accretion of approximately $4,200,000 in the second quarter of 2000. This adjustment will decrease the net loss attributable to common stockholders in the computation of net loss per share in the second quarter of 2000.

10.  INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

				Three Months ended
	Years ended December 31,			March 31,
	1997	1998	1999	2000

				(unaudited)

Continuing operations:

Currently payable (refundable)	$(641,500)	$—	$—	$—

Deferred tax benefit	(241,800)	(2,432,000)	(2,776,900)	(488,900)

Increase in valuation allowance	241,800	2,432,000	2,776,900	488,900

	(641,500)	—	—	—
Extraordinary items —

Tax expense of gain on forgiveness of debt	641,500	—	—	—

	$—	$—	$—	$—

The differences between the income tax provision calculated at the United States Federal statutory rate and the consolidated income tax provision (benefit) from operations are summarized as follows:

				Three Months ended
	Years ended December 31,			March 31,
	1997	1998	1999	2000

				(unaudited)

Federal statutory provision (benefit)	$(1,318,500)	$(2,647,200)	$(3,788,200)	$(1,324,100)

Non-deductible interest expense	—	—	786,200	529,000

Non-deductible extraordinary loss	—	—	—	357,000

Other nondeductible items	56,700	76,700	78,700	21,100

Increase in valuation allowance	445,800	2,432,000	2,776,900	488,900

Write-off of acquired in-process research and development	132,200	115,600	—	—

Other	42,300	22,900	146,400	(71,900)

	$(641,500)	$—	$—	$—

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

The components of deferred income taxes consisted of the following:

	At December 31,		At March 31,
	1998	1999	2000

			(unaudited)

Net operating loss carryforwards	$2,939,700	$5,532,000	$5,975,000

Goodwill	325,800	454,900	458,400

Accruals and reserves	101,100	183,600	199,000

Other	—	(27,000)	—

	3,366,600	6,143,500	6,632,400

Less — Valuation allowance	(3,366,600)	(6,143,500)	(6,632,400)

	$—	$—	$—

At December 31, 1999 and March 31, 2000, the Company has available pre-tax net operating loss carryforwards of approximately $16,269,000 and $17,574,000, respectively, which can be utilized to offset future taxable income. These net operating loss carryforwards expire between 2010 and 2020. Additionally, utilization of approximately $1,900,000 of the net operating loss carryforwards are limited under Section 382 of the Internal Revenue Code due to ownership changes, as defined by Section 382, that occurred in 1997. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical operating losses.

11.  RECAPITALIZATION

In April 1997, the Company amended its Articles of Incorporation pursuant to which the majority of the Company’s outstanding debt and all outstanding shares of Series A preferred stock were restructured (the “Recapitalization”). Significant components of the Recapitalization, together with the applicable accounting effects, were as follows:

-	The Company initiated a reverse stock split issuing one share of callable common stock for every 97.103 shares of outstanding callable common stock. All amounts and shares in the accompanying financial statements have been restated to reflect the reverse stock split.

-	Notes payable, bridge loan financing obtained during 1997 and accrued interest totaling $413,169 were converted into 413,169 shares of Series B preferred stock at $1.00 per share. The Company also issued 200,986 shares of callable common stock to these creditors.

-	The Company issued 1,267,711 shares of Series B preferred stock at $1.00 per share for cash.

-	Subordinated convertible debt and accrued interest totaling $1,629,027, payable to both stockholders (defined as stockholders with greater than 10% ownership interest) and non-stockholders, was converted into 248,813 shares of callable common stock at $0.07 per share. The difference, in the amount of $644,643, between the carrying value of the debt and accrued interest and the fair value of the callable common stock issued to existing stockholders has been credited directly to retained deficit. The pre-tax difference, in the amount of $966,967, between the carrying value of the debt and the fair value of the callable common stock issued to non-stockholders is included in extraordinary gain in the accompanying consolidated statements of operations.

-	A note payable to Millipore and accrued interest totaling $983,764 was converted into 50,000 shares of Series M preferred stock at $1.00 per share. The pre-tax difference, in the amount of $933,764, between the carrying value of the debt and the fair value of the callable common stock is included in extraordinary gain in the accompanying consolidated statements of operations.

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

12.  PREFERRED STOCK

Preferred stock consists of the following:

	At December 31,		At December 31,		At March 31,
	1998		1999		2000
		Issued and		Issued and		Issued and
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding

					(unaudited)

Series B	2,000,000	1,680,880	2,000,000	1,680,880	2,000,000	1,680,880

Series C	4,070,339	4,070,339	4,070,339	4,070,339	4,070,339	4,070,339

Series D	1,100,000	1,100,000	1,100,000	1,100,000	1,100,000	1,100,000

Series M	50,000	50,000	50,000	50,000	50,000	50,000

Series P	—	—	—	—	1,269,841	1,269,841

	7,220,339	6,901,219	7,220,339	6,901,219	8,490,180	8,171,060

On January 26, 2000, the Company closed an investment agreement with PerkinElmer (the “Agreement”) for $8,000,000 through the purchase of 1,269,841 shares of the Company’s Series P preferred stock at $6.30 per share. Additionally, the Agreement provides an option for PerkinElmer to acquire additional shares of the Company’s Series P preferred stock thereby increasing its ownership interest to approximately 20% of the Company. PerkinElmer has also entered into purchase agreements with other stockholders effective January 26, 2000, which provide PerkinElmer the option to require the Company to repurchase all of the Company’s outstanding callable common stock over a two-year period, as defined by the Agreement, for approximately 120% of fair market value, if publicly traded. PerkinElmer is required to fund the proceeds necessary to repurchase the shares through a capital contribution to the Company.

The Company recorded a charge of $8,000,000 related to the beneficial conversion feature of the Series P preferred stock in the first quarter of fiscal 2000. The beneficial conversion feature was recorded through equal and offsetting amounts to additional paid-in capital and retained deficit as a deemed dividend and did not affect total stockholders’ equity nor the results of operations. However, the beneficial conversion charge increased the net loss attributable to common stockholders in the computation of net loss per share.

The various classes of preferred stock provide the following rights, preferences, privileges and restrictions:

Dividends

The holders of shares of Series B, C, D, M and P preferred stock are not entitled to receive any dividends.

Conversion

At March 31, 2000, Series B, C, D and M preferred stock is convertible in the aggregate, at the option of the holders, into 5,093,576, 4,070,339, 1,100,000 and 270,027 shares of callable common stock, respectively. At March 31, 2000, Series P preferred stock is convertible in the aggregate, at the option of the holder, into 1,269,841 shares of common stock. These conversion ratios are subject to adjustment upon any recapitalization of the Company’s callable common stock, as defined, and to anti-dilution rights for issuances at prices lower than the conversion factors.

Conversion of Series B, C, D, M and P preferred stock to the Company’s callable and non-callable common stock will occur automatically upon the completion of the sale of callable common stock in a registration statement in connection with an initial public offering, as defined.

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

Voting Rights

The holders of Series B, C, D and P preferred stock have the right to one vote for each share of callable common stock into which the Series B, C, D and P preferred stock could then be converted. The holders of Series M preferred stock have no voting rights.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of the Company, either voluntarily or involuntarily, the holders of Series B, C, D and M preferred stock are entitled to receive, prior to and in preference to any distributions to the holders of callable common stock, an amount initially equal to $1.00, $1.75, $6.00, and $6.00, per share, respectively, subject to adjustment upon any recapitalization of the Company’s callable common stock, as defined. The holders of each Series of preferred stock are also entitled to receive, prior to and in preference to any distributions to the holders of callable common stock, an amount per share equal to 8% of the original issuance price of the respective Series of preferred stock. The holder of Series P preferred stock is not entitled to any liquidation preference.

13.  CALLABLE COMMON STOCK

The Company has reserved for issuance that number of shares of its authorized but unissued callable common stock necessary to effect conversion of all outstanding shares of preferred stock and exercise of all outstanding stock options.

14.  STOCK OPTION PLANS

The Company has three stock option plans: the 1994 Stock Option Plan (“the 1994 Plan”); the 1998 Employee Stock Option Plan (“the 1998 Plan”); and the 1998 Non-Employee Director and Consultant Stock Option Plan (the “Non-Employee Plan”). Options granted under all plans are either incentive stock options, which are granted at the fair market value of the callable common stock on the date of grant, or non-qualified stock options, which are generally granted at the fair market value of the callable common stock on the date of grant. Options are granted at the discretion of the Board of Directors upon recommendation by the Compensation Committee and expire ten years after the date of grant.

1994 Stock Option Plan

The 1994 Plan provided for the grant of options to employees, consultants and directors. The maximum number of shares that may be granted under the 1994 Plan is 1,590,000. Options granted generally become exercisable at a rate of 33% per year over three years from the date of grant except that 540,000 options vested immediately upon issuance and 14,600 options vest over a five-year period.

1998 Employee Stock Option Plan

In January 1998, the Company established the 1998 Plan to increase its ability to attract and retain key employees. The maximum number of shares that may be granted under the Plan is 2,000,000. Options granted generally become exercisable at a rate of 20% per year over five years from the date of grant.

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

1998 Non-Employee Director and Consultant Stock Option Plan

In January 1998, the Company established the Non-Employee Plan to increase its ability to retain directors and consultants. The maximum number of shares that may be granted under the Plan is 300,000, and upon completion of this offering will be 750,000. Options granted generally become exercisable one year from date of grant.

Summary of All Plans

Stock option activity under all of the above plans is summarized below:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding at December 31, 1996	6,960	$0.07

Options granted	1,582,100	$0.07

Options cancelled	(6,960)	$0.07

Options exercised	—

Outstanding at December 31, 1997	1,582,100	$0.07

Options granted	1,234,000	$1.08

Options cancelled	(123,834)	$1.02

Options exercised	(753,330)	$0.07

Outstanding at December 31, 1998	1,938,936	$0.70

Options granted	310,750	$2.00

Options cancelled	(136,485)	$1.15

Options exercised	(86,830)	$0.10

Outstanding at December 31, 1999	2,026,371	$0.89

Options granted (unaudited)	—	$ —

Options cancelled (unaudited)	(47,984)	$0.83

Options exercised (unaudited)	(551,882)	$0.14

Outstanding at March 31, 2000 (unaudited)	1,426,505	$1.18

Weighted average fair value of stock options granted in 1999	$1.41

Weighted average fair value of stock options granted in 1998	$0.83

Weighted average fair value of stock options granted in 1997	$0.05

The options outstanding and exercisable at December 31, 1999 are as follows:

		Weighted
		Average
Number of	Price	Contractual
Shares	Per Share	Remaining Life	Exercisable

688,771	$0.07	7.4 Years	635,287
560,600	$0.37	8.1 Years	160,870
777,000	$2.00	8.9 Years	243,619

2,026,371			1,039,776

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

The options outstanding and exercisable at March 31, 2000 are as follows:

		Weighted
		Average
Number of	Price	Contractual
Shares	Per Share	Remaining Life	Exercisable

243,205	$0.07	7.2 years	165,556
425,300	$0.37	7.8 years	130,280
758,000	$2.00	8.7 years	256,350

1,426,505			552,186

Stock-Based Compensation

Using the intrinsic value method under APB 25, no compensation expense has been recognized in the accompanying consolidated statements of operations for options granted to employees at fair value. In 1999, the Company granted 200,250 stock options with a deemed fair value in excess of the amount the employee must pay to acquire the stock. Accordingly, the Company recorded deferred compensation totaling $129,465 which is included as an offset to stockholders’ equity in the accompanying consolidated balance sheets. The deferred compensation is being amortized on a straight-line basis over the vesting period of the options which is generally five years. The Company recorded amortization expense on deferred compensation totaling $5,442 in 1999 and $6,477 for the three months ended March 31, 2000.

Had compensation expense been determined based on the fair value at the date of grant consistent with SFAS No. 123, the reported net loss and loss per share attributable to common stockholders from operations would have been increased to the following pro forma amounts, which may not be representative of that to be expected in future years:

					Three Months ended
		Years ended December 31,			March 31,
		1997	1998	1999	2000

					(unaudited)

Net loss —	As Reported	$(1,991,285)	$(7,785,786)	$(15,002,727)	$(14,191,066)

	Pro Forma	(2,001,479)	(7,862,989)	(15,103,400)	(14,212,606)

Loss per share —	As Reported	$(4.27)	$(2.71)	$(5.04)	$(4.14)

	Pro Forma	$(4.29)	$(2.73)	$(5.08)	$(4.14)

The fair value of these options was estimated at the date of grant using the minimum value option valuation method under SFAS 123 with the following assumptions: weighted average risk free interest rate of 5.86%, dividend yield of 0%, and expected life of options of 5.3 years. Option valuation models require the input of highly subjective assumptions. Because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

15.  EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering all eligible employees. Participants may elect to defer a percentage of qualified compensation through voluntary contributions to the plan and the Company may

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

make discretionary contributions to the plan based on the gross compensation of qualified participants. The Company made no contributions to the plan in 1997, 1998 and 1999.

16.  LEASES

The Company sold assets for approximately $523,000 and $1,140,000 in 1998 and 1999, respectively. These assets were leased back from the purchaser over a period of three to four years. The resulting leases are being accounted for as capital leases, and the resulting gain on these sale-leasebacks of approximately $20,000 and $460,000 in 1998 and 1999, respectively, is being amortized on a straight-line basis over the life of the related lease.

The Company leases most of its office space, transportation, and laboratory and office equipment under various noncancelable capital and operating lease agreements. Initial leases vary in length and several of the leases contain renewal options. Capital leases terminate at various dates through fiscal 2003. Total rental expense was approximately $92,000, $425,000 and $454,000 in 1997, 1998 and 1999, respectively, and was approximately $173,000 for the three months ended March 31, 2000.

Future minimum payments required under all noncancelable capital and operating leases at December 31, 1999 are as follows:

		Operating	Capital
	Total	Leases	Leases

2000	$1,074,000	$386,000	$688,000

2001	970,000	316,000	654,000

2002	785,000	316,000	469,000

2003	226,000	79,000	147,000

	$3,055,000	$1,097,000	1,958,000

Less — Amount representing interest			226,000

Present value of capital lease obligations			1,732,000

Less — Current portion			580,000

			$1,152,000

17.  ACQUISITIONS

Electrophoresis Business from ESA, Inc.

In October 1998, the Company acquired the gel electrophoresis and proteomic business of ESA, Inc. in exchange for approximately $1,750,000 in cash and a warrant to purchase 125,000 shares of callable common stock at an exercise price of $6.00 per share. The acquisition has been accounted for under the purchase method of accounting. In connection with the acquisition, the Company recorded a charge to operations in 1998 of $340,000, associated with the write-off of in-process research and development acquired in the transaction that had not reached technological feasibility. The remaining excess of the aggregate purchase price over the fair value of the net assets acquired of approximately $906,000 has been recognized as goodwill and is being amortized over a seven-year period (See Note 2). The operating results

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

of ESA have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price consists of the following:

Net assets	$504,000

Purchase price in excess of net assets acquired	906,000

Purchased in-process research and development	340,000

Net cash paid	$1,750,000

ESA’s primary in-process research and development projects consisted of designing new proteomic technologies for a gel stainer/destainer and IPG running device which were approximately 85% and 22% complete at the date of acquisition, respectively. The fair values of these projects were determined by estimating the contribution of the purchased in-process technology to developing commercially viable products and estimating the resulting cash flows from the expected product sales of such products. In determining the discounted cash flows, material net cash in-flows are expected to occur from 1999 to 2002 and the risk-adjusted discount rate was 35%. The acquired in-process research and development had no alternative future use. Management is primarily responsible for the valuation of the acquired in-process research and development.

The pro forma effect of this acquisition would not be materially different from reported results.

Insight Biomedical Imaging, Inc.

In April 1998, the Company acquired assets of Insight Biomedical Imaging Inc. (“Insight”), in exchange for $650,000 in cash. The acquisition has been accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired of approximately $611,000 has been recognized as goodwill and is being amortized over a five-year period (see Note 2). The operating results of Insight have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price consists of the following:

Net assets	$39,000

Purchase price in excess of net assets acquired	611,000

Net cash paid	$650,000

PBA Technology Limited

Effective December 31, 1997, the Company acquired 100% of the outstanding capital stock of PBA Technology Limited in exchange for $150,480 in cash and 1,500,000 shares of the Company’s callable common stock valued at $555,000, for an aggregate purchase price of $705,480. The acquisition has been accounted for under the purchase method of accounting. In connection with the acquisition, the Company recorded a charge to operations in 1997 of $389,000, associated with the write-off of in-process research and development acquired in the transaction that had not reached technological feasibility. The remaining excess of the aggregate purchase price over the fair value of the net assets acquired of approximately $858,000 has been recognized as goodwill and is being amortized over a five-year period (See Note 2). The

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

operating results of PBA have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price consists of the following:

Net liabilities	$(541,520)

Purchase price in excess of net assets acquired	858,000

Purchased in-process research and development	389,000

Callable common stock issued	(555,000)

Net cash paid	$150,480

PBA’s primary in-process research and development project consisted of major revisions to PBA’s existing Flexys robotic platform which was approximately 30% complete at the date of acquisition. The fair value of this project was determined by estimating the contribution of the purchased in-process technology to developing commercially viable products and estimating the resulting cash flows from the expected product sales of such products. In determining the discounted cash flows, material net cash in-flows were expected to occur from 1998 to 2001 and the risk-adjusted discount rate was 25%. The acquired in-process research and development had no alternative future use. Management is primarily responsible for the valuation of the acquired in-process research and development.

The following pro forma unaudited financial data is presented to illustrate the estimated effects of the PBA acquisition as if this transaction had occurred as of the beginning of 1997. For the year ended December 31, 1997, pro forma revenue, loss before extraordinary gain and net loss would have been $3,838,414, $(4,017,300), and $(2,772,109), respectively. Pro forma diluted loss per share before extraordinary gain and diluted net loss per share would have been $(8.60) and $(5.94).

BioPhotonics, Inc.

In June 1997, the Company acquired substantially all assets of BioPhotonics, Inc. in exchange for $302,300 in cash and 85,000 shares of callable common stock valued at $5,950. The acquisition has been accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired of approximately $126,000 has been recognized as goodwill and is being amortized over a five-year period (see Note 2). The operating results of BioPhotonics have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price consists of the following:

Net assets	$182,250

Purchase price in excess of net assets acquired	126,000

Callable common stock issued	(5,950)

Net cash paid	$302,300

The pro forma effect of this acquisition would not be materially different from reported results.

18.  SEGMENT INFORMATION

In 1999, the Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Under the provisions of SFAS No. 131, the Company operates in one segment: the development, manufacture and marketing of integrated, high throughput genomic and proteomic systems and services for analyzing and quantifying biomolecules. The Company’s two product lines, genomic and proteomic systems and services, have similar economic characteristics and attributes, including similar

Notes to consolidated financial statements
(Information for the three months ended March 31, 1999 and 2000 is unaudited)

marketing and distribution patterns, similar production processes and similar, if not the same, customers. As a result, the Company aggregates its product lines into a single segment of genomic and proteomic systems and services. The Company operates primarily in three geographic regions: the United States, United Kingdom and Japan.

The Company licenses products to customers on a worldwide basis. Sales and marketing operations outside the United States are conducted principally though the Company’s foreign subsidiaries and international distributors. Intercompany sales and transfers between geographic areas are accounted for at prices which are designed to be representative of third party transactions.

The following table summarizes selected financial information of the Company’s operations by geographic location:

				Three Months ended
	Years ended December 31,			March 31,
	1997	1998	1999	1999	2000

					(unaudited)

Revenue:

United States	$932,558	$3,408,925	$8,896,703	$1,318,703	$2,245,469

Europe	300,564	2,386,247	6,867,161	985,000	2,555,413

Japan	930,419	1,030,892	2,296,388	959,474	1,092,828

Less — Intercompany revenue	—	(1,318,703)	(5,967,962)	(826,811)	(1,898,863)

Total revenue	$2,163,541	$5,507,361	$12,092,290	$2,436,366	$3,994,847

	At December 31,			At March 31,
	1997	1998	1999	2000

				(unaudited)

Long-lived assets:

United States	$998,613	$2,042,648	$2,884,539	$2,790,531

Europe	263,616	571,537	1,265,501	1,063,322

Japan	13,103	41,682	59,172	132,588

Goodwill	990,602	2,079,864	1,252,496	1,177,994

Less — Eliminations	(911,766)	(830,267)	(777,539)	(777,539)

Total long-lived assets	$1,354,168	$3,905,464	$4,684,169	$4,386,896

No customer accounted for greater than 10% of total revenue in 1997, 1998 and 1999.

19.  CONTINGENCY

From time to time, the Company is a defendant in various lawsuits that have arisen in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

[Picture of Flexys (R) Robotic Workstation]	[Picture of GeneTAC(TM) Hybridization Station

Flexys (R)Robotic Workstation	GeneTAC(TM) Hybridization Station

Prints biochips and isolates proteins	Processes 12 biochips at once

[Picture of GeneTAC(TM) Biochip Analyzer]	[Picture of GeneMAP(TM) Cancer Array]

GeneTAC(TM) Biochip Analyzer	GeneMAP (TM) Cancer Array

Images and analyzes up to 24 biochips at a time	Biochip with 1152 genes believed to be involved in cancers

[Picture of ProGest (TM) Digestion Station]	[Picture of Investigator(TM) Pre-Cast Gels and Reagents]

ProGest(TM) Digestion Station	Investigator(TM) Pre-Cast Gels and Reagents

Processes 96 proteins at once	Consumables used in gene and protein analysis

Genomic
Solutions (TM)
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